From Vision To Value

BEAR STEARNS

2003 ANNUAL REPORT



From Concept



OUR CLIENTS GET OUR BEST

Client service is simple in concept—exceed client expectations for quality, provide consistent results and excel in the activities that clients value most. Ensuring reliable, high-quality performance is what Bear Stearns strives to achieve.

We seek to be an important partner to our clients, touching every aspect of their businesses. By servicing them across the full spectrum of their operations, we deepen our knowledge of them. This depth of understanding assists us in anticipating their needs and in becoming a more significant provider of products and services to them.



Our greatest satisfaction comes from helping clients transform strategic vision into corporate value. And, as we work with clients to successfully build their businesses, we also build our own.



DEAR STOCKHOLDER,

Meritocracy is a word I use often in describing Bear Stearns. It is a concept that demands that the best ideas, talent and products thrive. It is the underpinning of the way we do business. Our objective is to earn the right to serve our clients, to help them solve their problems and achieve their goals. It is also the way in which we seek to gain our stockholders' trust and confidence.

Meritocracy is a system that works in every aspect of our culture. The tremendous results we achieved in 2003 were born out of our collective desire to improve. The steps we took over the past three years to cut costs, broaden our product and service offerings, expand our operating platform, and recruit and retain the best talent are in large part responsible for the growth in our earnings.

In 2003 we capitalized on unprecedented fixed income market conditions and an improving equity environment. Revenues were at an all-time high of $6 billion. Our profits were up more than 30% to $1.2 billion, with earnings per diluted share of $8.52, again, the highest ever reported by Bear Stearns. Our pre-tax profit margins expanded by 400 basis points to 29.6% for the fiscal year and our return on equity topped 20%.

Our stock price increased 13%, and we increased our quarterly dividend by 15% during the fiscal year. Our long-term focus and strategic objective is to consistently produce industry-leading returns throughout economic cycles. We have sharpened this focus by closely aligning stockholders' interests with management's—over 40% of the fully diluted shares are held in employee hands—and through the breadth and balance of the collection of businesses within Bear Stearns.

Bear Stearns enters 2004 stronger than ever, and I thank our clients for their confidence in us and in the job we do for them. To all of our employees around the globe, I thank you for your hard work and contribution to the tremendous year we had in 2003. To our stockholders, thank you for the trust you have put in Bear Stearns, and I look forward to a successful 2004.

Sincerely,

James E. Cayne

James E. Cayne
Chairman of the Board
and Chief Executive Officer

FINANCIAL HIGHLIGHTS

The following table presents, for the periods and as of the dates indicated, selected statement of income data and balance sheet data of The Bear Stearns Companies Inc. on a consolidated basis. The selected historical consolidated financial data for each of the four fiscal years ended November 30, 2003, 2002, 2001, 2000, the five months ended November 26, 1999 and the fiscal year ended June 30, 1999 presented below has been derived from the company's audited consolidated financial statements. Such data should be read in conjunction with both the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this annual report.

(in thousands, except common share and other data)	**Fiscal year ended November 30, 2003**	Fiscal year ended November 30, 2002	Fiscal year ended November 30, 2001	Fiscal year ended November 30, 2000	Five months ended November 26, 1999*	Fiscal year ended June 30, 1999
Results						
Revenues, net of interest expense	**$ 5,994,491**	$ 5,128,236	$ 4,907,035	$ 5,475,678	$ 1,938,503	$ 4,502,124
Employee compensation and benefits	**2,880,695**	2,508,197	2,528,852	2,788,638	964,529	2,265,830
Non-compensation expenses	**1,341,527**	1,309,076	1,443,739	1,515,517	520,382	1,172,186
Total expenses	**4,222,222**	3,817,273	3,972,591	4,304,155	1,484,911	3,438,016
Net income	**$ 1,156,406**	$ 878,345	$ 618,692	$ 773,183	$ 285,814	$ 673,048
Net income applicable to common shares	**$ 1,125,031**	$ 842,739	$ 579,579	$ 734,070	$ 269,517	$ 633,618
Financial Position						
Total assets	**$212,168,110**	$184,854,423	$185,530,228	$168,631,602	$162,037,962	$153,894,340
Long-term borrowings	**$ 29,430,465**	$ 23,681,399	$ 23,429,054	$ 20,095,888	$ 15,911,392	$ 14,647,092
Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities(1)	**$ 562,500**	$ 562,500	$ 762,500	$ 500,000	$ 500,000	$ 500,000
Stockholders' equity	**$ 7,470,088**	$ 6,382,083	$ 5,628,527	$ 5,654,288	$ 4,941,947	$ 4,955,509
Common Share Data						
Basic earnings per share(2)	**$ 9.44**	$ 7.00	$ 4.49	$ 5.37	$ 1.78	$ 4.26
Diluted earnings per share(2)	**$ 8.52**	$ 6.47	$ 4.27	$ 5.35	$ 1.78	$ 4.26
Cash dividends declared per common share(2)	**$ 0.74**	$ 0.62	$ 0.60	$ 0.55	$ 0.29	$ 0.56
Book value per common share(2)	**$ 48.69**	$ 39.94	$ 33.84	$ 31.51	$ 26.93	$ 25.60
Common shares outstanding(2)(3)	**142,369,836**	145,591,496	146,465,210	158,039,960	165,956,810	167,265,996
Financial Ratios						
Return on average common equity	**20.2%**	18.1%	13.7%	19.1%	16.6%	18.8%
Profit margin(4)	**29.6%**	25.6%	19.0%	21.4%	23.4%	23.6%
Other Data *(in billions, except employees)*						
Assets under management	**$ 27.1**	$ 24.0	$ 24.2	$ 19.5	$ 13.0	$ 12.2
Employees	**10,532**	10,574	10,452	11,201	10,081	9,808

** On January 18, 2000, the Company's Board of Directors elected to change its fiscal year end to November 30 from June 30, effective with the fiscal year beginning November 27, 1999.*

(1) As of November 30, 2003, and 2002, Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities consists of $300 million of Preferred Securities issued by Bear Stearns Capital Trust II and $262.5 million of Preferred Securities issued by Bear Stearns Capital Trust III. As of November 30, 2001, Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities consists of $200 million of Capital Securities issued by Bear Stearns Capital Trust I, $300 million of Preferred Securities issued by Bear Stearns Capital Trust II and $262.5 million of Preferred Securities issued by Bear Stearns Capital Trust III. As of November 30, 2000, November 26, 1999 and June 30, 1999, Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities consists of $200 million of Capital Securities issued by Bear Stearns Capital Trust I and $300 million of Preferred Securities issued by Bear Stearns Capital Trust II.

(2) Reflects all stock dividends prior to November 30, 2003.

(3) Common shares outstanding includes units issued under certain stock compensation plans, which will be distributed as shares of common stock.

(4) Represents the ratio of income before provision for income taxes to revenues, net of interest expense.



$9
6
3
0
$5.33
$5.35
$4.27
$6.47
$8.52
99
00
01
02
03

Earnings Per Share *(Diluted)*
For the twelve-month periods ended 11/30



30%
25
20
15
26.0%
21.4%
19.0%
25.6%
29.6%
99
00
01
02
03

Pre-tax Profit Margin
For the twelve-month periods ended 11/30



$50
40
30
20
$26.93
$31.51
$33.84
$39.94
$48.69
99
00
01
02
03

Book Value Per Common Share
As of 11/30



EXECUTIVE MANAGEMENT

(FROM LEFT TO RIGHT)

ALAN C. GREENBERG
Chairman of the Executive Committee

RICHARD R. LINDSEY
Management & Compensation Committee

ALAN D. SCHWARTZ
President and Co-Chief Operating Officer
Executive Committee
Management & Compensation Committee

WARREN J. SPECTOR
President and Co-Chief Operating Officer
Executive Committee
Management & Compensation Committee

JAMES E. CAYNE
Chairman of the Board
and Chief Executive Officer
Executive Committee
Chairman of the
Management & Compensation Committee

ROBERT M. STEINBERG
Management & Compensation Committee

BRUCE M. LISMAN
Management & Compensation Committee

MICHAEL MINIKES
Treasurer

STEVEN L. BEGLEITER
Management & Compensation Committee

MARK E. LEHMAN
Executive Vice President
Executive Committee

SAMUEL L. MOLINARO JR.
Executive Vice President and
Chief Financial Officer
Executive Committee
Management & Compensation Committee



BEAR STEARNS BUSINESSES AT A GLANCE

CAPITAL MARKETS

Institutional Equities consists of sales, trading and research in listed and over-the-counter securities and in areas such as portfolio block trading, convertible bonds, equity derivatives and risk arbitrage.

Fixed Income offers sales, trading and research in product areas such as mortgage- and asset-backed securities, corporate and government bonds, municipal and high yield debt securities, foreign exchange and fixed income derivatives.

Investment Banking provides clients with services in capital raising, strategic advice, mergers and acquisitions, venture capital and merchant banking.

GLOBAL CLEARING SERVICES

Global Clearing Services offers customized services in securities processing, margin lending, trade execution, global securities borrowing and custody. Clients, which include hedge funds, broker-dealers and Registered Investment Advisors, use the division's broad service platform through Bear, Stearns Securities Corp. Additionally, security custody services are available through Custodial Trust Company.

WEALTH MANAGEMENT

Private Client Services represents a select group of more than 500 brokers who meet the investment needs of a wide range of investors, particularly high-net-worth individuals.

Bear Stearns Asset Management (BSAM) is committed to providing corporations, governments, non-profit organizations, foundations, endowments, individuals and other groups with world-class investment strategies in traditional and alternative assets and thorough communication of both risks and returns.



From Mind

To Market



CAPITAL MARKETS

By identifying an opportunity and creating the means to capitalize on it or confronting an obstacle and overcoming it, we listen to client needs and help them gain a competitive edge. When it comes to fixed income, equities or investment banking, at Bear Stearns we observe, understand and envision.

Then we put ideas into action. Whether it is an intricate securitization, large trade or a critical acquisition, our cross-disciplinary teams present integrated solutions and flawless execution. Everyone working toward the ultimate end, to fulfill the client's objectives. That is the concept: From mind to market, translating vision into value.



Fixed Income

For the third consecutive year, revenues in the Fixed Income Division reached record levels. Revenues were $2.9 billion, with each of the three business segments—mortgage, credit and interest rate products—reporting improved year-over-year results. Over the past three years, we have taken measured steps to broaden and deepen our relationships with existing clients and expand the firm's product offerings. These efforts left us well positioned to benefit significantly from the continued confluence of favorable market conditions, including low interest rates and a steep yield curve.

The combination of favorable market conditions and the expansion of our franchise allowed us to capture greater market share in many businesses and fueled the division's significant revenue growth and profitability. Net revenues were 51% higher in 2003 than in 2002, with a greater diversity of revenue sources. Three years ago there were two businesses that produced revenues in excess of $100 million; in 2003 that number expanded to 14.

Five of these separate businesses fall within our top-ranked Mortgage Department, where our capabilities run the full spectrum of the mortgage pipeline, from purchasing loans from originators to selling, securitizing and servicing loans. Our product offerings span both fixed- and adjustable-rate residential mortgages, commercial mortgages, consumer receivables, asset-backed and structured debt securities.

Institutional Investor Research Group recognized a number of our trading desks in its 2003 survey. Adjustable-Rate Mortgage Securities ranked number one, Collateralized Mortgage Obligations ranked second, Treasury Strips, Mortgage-Backed/Structured Securities ranked third and Commercial Mortgage-Backed Securities and Distressed Securities ranked fourth. Furthermore, *International Financing Review* has named Bear Stearns as the number two firm for US mortgage-backed securities in 2003. These rankings underscore the longstanding dominance of our capabilities in the mortgage product marketplace.

In 2003 the credit product businesses demonstrated the greatest improvements in net revenues of any of the three major business segments. Positive developments in the credit markets together with the continued expansion of our franchise resulted in record revenues from our credit activities in 2003. In particular, we experienced record revenues in our high grade, high yield and distressed businesses, which benefited from healthy primary and secondary trading activity. The emerging market business achieved a more than 100% increase in revenue and a top 10 underwriting ranking in Latin American debt issuance. Having completed the buildout of our bank loan trading group, we now offer a full suite of capital-raising products to our non-investment-grade clients. This has resulted in increased market share and record profitability in our leveraged finance business.


$3000
2500
2000
1500
1000
$1,401
$1,093
$1,602
$1,938
$2,925
99
00
01
02
03

Fixed Income Net Revenues *(in millions)*
For the twelve-month periods ended 11/30

An area of focus for future growth is in credit derivatives. This capability will add to our franchise in a number of different ways; in addition to increased revenues from our core derivative business, enhanced hedging and asset swap products and the development of synthetic alternatives in credit risk management all stem from the continued development of credit derivatives expertise.

Our interest rate businesses also performed well, with each area producing more than $100 million of revenue. Higher transaction levels, increased market share and greater profitability were the results of our commitment to become a more significant market maker in interest rate products. As evidenced by Federal Reserve statistics, our government bond trading group increased its customer activity by 50% over the last two years. Our agency debt origination team has achieved tremendous results with our frequent issuer clients and home loan banks. In the interest rate derivatives business, volumes increased and the foreign exchange franchise experienced explosive growth with record customer flows.

Continuing our longstanding strength in the municipal bond market, we ranked third in the industry, with an 8% market share. The $10 billion State of Illinois pension obligation bond transaction was the largest municipal bond deal ever priced, and Bear Stearns served as the bookrunning manager. In 2003 we also maintained our dominant market share in the public housing and tobacco securitization sectors.

In Europe, fixed income revenue increased more than 100% year over year, with every area of the franchise showing growth and profitability. Our success is in part due to our ability to "import" and apply the knowledge and expertise we have developed in our US mortgage franchise into the European market. We are building upon our core strengths in originating, structuring and distributing complex products. In particular, the European debt corporate finance area has seen tremendous growth in the asset-backed, mortgage, private placement, frequent borrower new issue and leverage finance areas.

Our businesses are geared toward facilitating customer order flow and market making and, as a result, the volatility of our average daily trading activity is consistently one of the lowest in our industry peer group.



Whole Auto Loan Trust (WALT)

DaimlerChrysler, Ford and GM wanted to leverage the liquidity and efficiency of the mortgage market for their auto finance businesses. Car companies make loans—lots of them. Access to the whole loan market creates additional liquidity and flexibility for each of their captive finance companies. Each approaches the business of making, selling and financing cars with their unique imprint. Bear Stearns recognized that research and analysis combined with market-making expertise could bring them together and create one of the most innovative new structures in the auto finance business.

As a leader in the mortgage market, Bear Stearns was a natural to design a new type of security that could free the auto companies from the balance sheet burden of carrying these loans.

Bear Stearns began by purchasing $2 billion in loans from DaimlerChrysler. That was followed by a $3 billion purchase of loans from Ford and Volvo. In a groundbreaking transaction, Bear Stearns took a portion of each of these loan portfolios, created a large diversified pool, and combined them in a public WALT offering to investors.

GM's sale of $2 billion in auto loans to Bear Stearns and a second sale of loans by DaimlerChrysler and Ford paved the way for a second WALT offering.

From idea to execution, Bear Stearns brought three of the world's leading auto manufacturers side by side (by side). Judging from its success, the market is set to take off—steered by the innovation of Bear Stearns.



Institutional Equities

Our capabilities in Institutional Equities grow ever stronger. The successful investments we made in people, technology and a wide range of products during the long market downturn were apparent in 2003. During a time of depressed equity market activity, we expanded market share and enhanced profitability. We worked to improve the efficiency of our product delivery, further trimmed expenses to improve our cost structure, and reported net revenues of $932.6 million in 2003.

The foundation of our equities business is our sales and trading area. This is where client relationships are fostered and developed and an area where we have devoted much time and attention. In 2003, *Institutional Investor* Research Group's equity market survey ranked our sales force number one. The quality and intensity of our service and responsiveness, the quality of our relationships with clients, and our understanding of their needs and strategies were what set us apart.

Research plays a central role in this service platform. It is critical to our clients that they receive timely, insightful information and opinions regarding the companies and industries that are most important to them. And our research analysts deliver. Clients value the in-depth, forward-looking work that our research analysts provide. We cover 1,000 companies globally in more than 100 industries and approximately 50% of the Standard & Poor's 500.



Clients expect flawless full-service execution and an ability to commit capital when necessary. Reflective of our traditional strengths in trading and the importance of in-depth research to our clients, our market share expanded.

Our international equity sales and trading businesses returned to profitability in 2003 in the face of still difficult conditions. Our very strong position in Latin America was a positive as those markets improved. For the past three years, we focused on expanding and upgrading our sales and trading areas and establishing our research platform in Europe. Last year, our European equities business delivered increased revenues and significantly improved market share as a function of our growing product and execution expertise.

The desire to serve our clients better and offer an ever-widening range of products and services led us to further build out our execution-only facility in 2003. Institutional Direct, Inc. (IDI®) provides fast, anonymous, low-cost execution-only services, including portfolio trading, direct access trading and active sales trading to a growing client base. From its inception in 2001 to today, IDI's trading volume has nearly doubled.

In risk arbitrage, we have been setting the standard for excellence for more than 70 years. Our weekly US and international deal surveys remain the handbooks for the arbitrage community. In 2003 we continued to deliver superior value to our extensive customer base despite extremely low activity levels for mergers and acquisitions. In the investable merger universe, the number of announced deals in the United States stood at 225 in 2003, well below the 610 deals

#1 Ranked Sales Force

Institutional Investor Research Group

announced in 1999. However, the value of all US deals ended 2003 more than 50% above where it averaged for the year. The risk arbitrage business is well positioned to benefit from increases in deal activity in 2004.

The demand continues from our client base for solution-driven services. We are responding by partnering with other areas of the firm to deliver seamless product offerings among Institutional Equities, Global Clearing Services and Derivatives. In equity derivatives, there has been increased usage of flow equity derivative products such as listed options and exchange traded funds by a wide range of investors. The convergence of the markets for single stock options, credit default swaps and convertible bonds also presents an opportunity for us. We hope to leverage the success we have experienced in index products trading and sales to increase market share in this area.

We view the relative size of our businesses as a competitive advantage. We are nimble enough to continuously adapt to changing client needs and market conditions while staying close to our customers. Our size allows us the luxury of having a close relationship and better understanding of our clients' needs, while at the same time we are large enough to offer a full range of equity products.

Convertible Plus Call Spread
Pharmaceutical Resources

Pharmaceutical Resources, a developer, manufacturer and distributor of a broad line of generic drugs, was interested in ultimately raising equity capital while taking advantage of the market's historic low cost of borrowing. A convertible bond—debt that investors can convert into equity under specific terms—seemed to be the obvious and ideal structure.

But the company's needs were more complex and they required more than a simple convertible bond. They wanted to offer investors an attractive instrument while protecting their shareholders from undue equity dilution. Bear Stearns tapped its structuring and execution expertise and presented Pharmaceutical Resources with what was essentially an enhanced convertible—an offering that would allow them to achieve the economic efficiency of a convertible bond, while minimizing the number of shares that would need to be issued to retire the outstanding debt.

The solution sounds complicated—Bear Stearns helped Pharmaceutical Resources issue a convertible bond, purchase a call option to buy back its stock at the debt's conversion price, and sell options at a higher stock price to help offset the cost of the hedge. But simply put, the company raised a low-cost debt convertible into common stock and, through the hedge, synthetically raised the effective conversion price of the bonds, which limited potential equity dilution.

Since the actual conversion price remained unchanged for the purchasing investor, demand for the bond was strong. In fact, there was $1 billion worth of orders for $200 million worth of securities.

Simple combinations addressing complex issues.



Investment Banking

As investment banking activity continued to drop across Wall Street in 2003, our investment banking revenues rose and, despite the difficult market environment, we strengthened our banking platform. Revenues were up 8.8% to $961.3 million in 2003, with merchant banking and high yield underwriting demonstrating extremely strong results and significant growth in mergers and acquisitions (M&A) activity.

These results reflect the steps we have taken to more comprehensively meet our clients' needs. We have sharpened our strategic focus and broadened our approach to banking, M&A activity and financial advising. The roots of our banking franchise lie in intensive thematic analysis. We take the time to extensively study and understand the critical drivers of our clients' businesses. It makes our bankers strategic thinkers who view the larger landscape of possibilities instead of providers of commodity products and rehashed ideas. To support this all-encompassing approach, the underlying infrastructure of the department was redesigned to create strong internal partnerships between our targeted industry groups and full range of product proficiencies. Debt and equity capital market origination, leveraged finance and structured product capabilities have been integrated with investment banking. An internal joint venture has brought our derivatives and banking teams closer together. The result has been a comprehensive solution that leverages firmwide expertise and unifies product delivery.

The power of these partnerships has been evident in some of the groundbreaking work we completed for our clients in 2003. The balance sheet restructuring at XM Satellite employed a full range of banking and financing functions. The auto loan securitization that we led for GM, Ford and DaimlerChrysler was an example of innovation in product development and efficiency in distribution. *Investment Dealers' Digest*'s Media and Entertainment Deal of the Year highlighted the transaction in which we represented General Motors Corp. in its tax-free split-off of Hughes Corporation. Our long-term dedication to this client saw it through an extremely complex deal involving close coordination with multiple parties both in and outside the firm.

Effective coordination of this type relies on capable professionals working together closely to achieve the client's objectives. The dislocation in the marketplace over the past several years has worked to our advantage, as it has allowed us to continue to hire talented individuals. Many have found our entrepreneurial culture, which rewards creativity and productivity, extremely attractive. We have built a company that gives people a place where they can do business without being burdened by bureaucracy, in a flat, dynamic management structure.


RESOURCES
INITIATIV
ERSHI

Industry Groups

- Technology
- Media
- Telecom
- Healthcare
- Financial Institutions
- Global Industries

Product Partnership

- M&A
- Leveraged Finance
- Equity Capital Markets
- Debt Capital Markets
- Structured and Derivative Products

Clients' needs go beyond international borders and so does our reach; our focused industries are essentially global ones. We add value to our US clients by understanding strategic European trends and aid our international clients by sharing cutting-edge developments in the United States. Although European underwriting and M&A markets have been challenging in the recent past, we have made progress in our targeted industries. We are well positioned for an upturn in financial sponsor activity in Europe and will continue to build out our capabilities by selectively hiring talented bankers and closely coordinating our US and European businesses.

Another aspect of our banking franchise is our private equity investing arm. Bear Stearns Merchant Banking (BSMB) continued to be an active and productive part of our banking franchise. We realized $173 million in revenues in 2003 from our investment in teen clothing retailer, Aeropostale, Inc., as we completed the sale of our remaining shares. BSMB currently manages a $1.7 billion equity capital pool and, since its inception in 1997, has been an investor in more than 30 portfolio companies. In 2003, five new investments were announced: CamelBak Products, Inc., Sutton Place Group, Cavalry Investments, Keystone Automotive and Reddy Ice. A strategic partnership with Giuliani Partners LLC has designated $300 million of the fund's capital for investments in the public safety and security sectors. Bear Growth Capital Partners was also formed during the year to focus on identifying private equity investment opportunities in middle market companies valued between $10 million and $100 million.

XM Satellite Radio

XM Satellite Radio and Bear Stearns have had a long and productive relationship beginning in 1999 when Bear Stearns had the privilege of assisting XM in the launch of its inaugural round of financing. Since its commercial launch, XM has enjoyed one of the most successful consumer electronic market introductions in history. The company added more than 1 million subscribers in 2003, bringing its reach to approximately 1.4 million customers.

Things were not always so positive, however, as XM ran into a significant funding shortfall during the credit crunch in late 2002. The company was faced with a highly levered balance sheet and impending liquidity-draining coupon payments. In order to realize a fully funded business plan, XM needed to restructure its debt, negotiate financial concessions from its partners, and raise incremental capital. A tight timetable and divergent constituents made achieving this goal a challenge.

The solution was an $800 million simultaneous "triple play" balance sheet restructuring, which was executed early in 2003. First, its major strategic partner converted $250 million worth of future payments owed by XM into convertible debt and credit and equity facilities. Next, $225 million in new funds was raised in a private placement. Part three was a debt exchange offer that was ultimately accepted by 92% of the outstanding bondholders. The exchange allowed them to receive a similar bond instrument with an interest holiday and new warrants.

XM achieved its funding objectives and, because XM was able to accomplish its financial restructuring while minimizing economic dilution to its stakeholders, all of its constituencies have enjoyed its success. Since then, XM has brilliantly executed its strategic plan and XM's stock has multiplied eightfold during 2003.

Beyond AM and FM there is XM. And alongside XM, since the beginning, has been Bear Stearns.


From
Complexity

To Efficiency



GLOBAL CLEARING SERVICES

Navigating the financial markets is complicated. But for hedge funds, broker-dealers and Registered Investment Advisors, Global Clearing Services is there to help simplify. Through focus, dedication, thoughtful analysis and new approaches to ongoing situations, the vast resources of Bear Stearns are available to each one of our clients to tackle the intricate world of investing.

We help clients operate better, faster and more efficiently while giving them access to the latest technology and the scope and capabilities of a global financial services firm. We have built our reputation by addressing multi-faceted issues and by consistently performing. For assistance in making the complex run smoothly, clients count on us.

And we deliver.



Global Clearing Services

Thirty years ago, Bear Stearns was a pioneer among major Wall Street firms by making clearing a central business. Today our Global Clearing Services (GCS) unit is one of the largest in the world: In fiscal 2003, we cleared more than 50 million trades in 73 countries and held more than $200 billion in customer assets. As of November 30, 2003, margin balances exceeded $43 billion and customer short balances totaled more than $71 billion. Net revenues for the year were $784 million. With more than $40 billion of cash in client accounts, we anticipate the potential for significant additional revenue in an improving equity environment as clients begin to actively invest this cash in the markets.


225
200
175
150
125
100
136
180
184
202
224
99
00
01
02
03

Average Daily Transactions Cleared *(in thousands)*
For the twelve-month period ended 11/30

The firm's historical commitment to clearing is reflected not only in the size of the business, but in our dedication to client service. First, the separation of clearing into a separate broker-dealer, Bear, Stearns Securities Corp. (BSSC), a wholly owned subsidiary of Bear, Stearns & Co. Inc., insulates our clients' assets, providing unparalleled client protection. Further, we continue to make the investments necessary to offer our clients cutting-edge technology, research and reporting systems. The combined power of a dedicated clearing business and the strengths of a world-class investment bank provides our clients with both economies of scope and economies of scale. Moreover, our risk analysis and management systems include proprietary tools and techniques that both protect the firm and its stockholders and deliver a consistency of service which we believe to be the best in the business.



Today, perhaps GCS's greatest strength is its unique position in offering clients three separate but complementary services: traditional clearing, or broker-dealer services, prime brokerage services, and our newest business, Registered Investment Advisor (RIA) services. For GCS, these represent synergistic businesses that utilize a common infrastructure across a broad client base, thereby reducing the overall cost to deliver these services. Our clients, many of whom may be diversifying their own businesses, find it invaluable to have all three of these services in one place, where the same team of dedicated and experienced professionals can help them with all of their business needs.

Another principal advantage for GCS clients is the ability to provide access to Bear Stearns' unparalleled strength in other areas of financial services. When it suits our clients' needs and business models, they take advantage of the range of Bear Stearns' expertise and services, particularly in equities and fixed income securities and derivatives.

In 2003 *HedgeWorld* ranked us the largest prime broker in the United States and second largest in the world. Internationally, we continue to expand and improve our prime brokerage business, which serves European hedge fund managers. We launched our RIA business by adapting many of our most successful broker-dealer services, including cash management, mortgage lending, wrap products and access to merchant banking and venture capital funds, to enable leading RIAs to benefit from all of the resources of Bear Stearns in their quest to obtain and retain clients. Our core broker-dealer business is also growing in quality, strength and sophistication as we improve our systems in all areas to reflect the latest industry advances and concerns.

While the clearance business, embodied in GCS, is one of the oldest, strongest and most stable of Bear Stearns' businesses, it is also one of the most dynamic. We deliver to our clients the breadth and depth of services Bear Stearns can provide and we provide the firm's other business segments access to a rich and varied client base, which broadens opportunities for the entire franchise. Building on our unique industry position, we continue to provide a host of advantages for our clients, who recognize the benefits of doing business with Bear Stearns and GCS. We look forward to continuing growth as we build upon the strengths of the firm.



$200
175
150
125
$143
$153
$162
$204
00
01
02
03

Total Equity in Client Accounts *(in billions)*
As of 11/30
Data for 1999 not available

Registered Investment Advisors

The freedom and independence of being a Registered Investment Advisor (RIA) can be burdensome without critical tools that are necessary to cultivate a business.

As their businesses expand, RIAs outgrow the typical retailer service provider, and require a more diverse, institutional-type product. To serve their needs, Bear Stearns Global Clearing Services offers sophisticated, tailored solutions that enable these independent advisors to capture and retain high-net-worth clients.

A typical Bear Stearns RIA client may manage more than $1.5 billion in assets for multiple individuals who have upward of $25 million in assets. At Bear Stearns we understand that as the demands of the RIA's client base become more complex, RIAs need more sophisticated solutions. Our job is to help RIAs succeed by delivering the tools and technology critical to the changing needs of their growing businesses.

Bear Stearns offers RIAs an institutional brand and access to a broad range of resources, including cash and liquidity management, strong lending capabilities, a structured products desk to help monetize or hedge concentrated stock positions, sophisticated performance reporting, attentive back office services and powerful technology solutions.

In essence, we empower the individual to run a business with the backing and resources of a global firm. Empowering RIAs to do what they do best. The RIAs are front and center, and Bear Stearns is right behind them.

From Possibilities



To Portfolios



WEALTH MANAGEMENT

Investors are faced with a seemingly endless list of possibilities. Equity or fixed income? Growth or value? Hedge funds or mutual funds? Evaluating and understanding those possibilities is what drives our Wealth Management Division. By becoming a valued advisor and a trusted advocate to our clients, we develop portfolio strategies geared to their specific needs.

Comprehensive investment plans—enhanced by consistent monitoring and ongoing analysis—are developed and individually tailored. By providing individuals and institutions with access to some of the best minds in investing and the most suitable products for their risk appetites, we help them succeed. It is innovation and attention aimed at turning financial goals into realities, turning possibilities into portfolios.

WEALTH MANAGEMENT



Private Client Services

We have taken important steps over the last two years to improve the competitive position of our Private Client Services (PCS) Group. Our goal has been to improve the platform for clients and brokers while increasing our broker headcount and enhancing margins for our stockholders. And we have seen results: Revenues from the PCS area rose 5.6% to $378.8 million in 2003, primarily due to the new brokers we have hired.

Our team of investment professionals grew in 2003 due to the successful implementation of our broker recruiting program. We set an ambitious goal in 2001 of adding 200 producers and increasing our broker count to 650. Over this timeframe, considerable progress toward our recruiting goal has been made. We have grown our production force by 21% by adding approximately 110 new brokers. This group is among the industry's elite in experience, production and assets in client accounts. Our brokers are among the most experienced in the industry: 81% have 10 years of experience or more. Our relative performance in revenue per broker is significantly higher than at the competition and that gap has widened over time. At the same time, we have worked diligently to reduce expenses and improve operating efficiency. As a result, we are poised to expand margins and earnings as industry conditions improve and retail investors become more active in the markets.

Retention is a critical component of a successful PCS franchise. The measure of our success is that throughout the market dislocation of the past few years, morale has remained high and the retention rate of our top producers has been extraordinary.

Not only have we grown in number, we have also expanded our product offerings to include advisory services, one of the fastest-growing segments of the high-net-worth market. To capture the great potential we see in this area, we hired an experienced team with a proven track record in building open architecture structures for private client programs. Their considerable expertise in manager due diligence, asset allocation and marketing will help create an organization that enables our brokers to offer their clients best-in-class professional money management. Our advisory services platform leverages the considerable investment in the technology we have developed in Global Clearing Services, and will call on the proficiency of Bear Stearns Asset Management and others for product excellence.

Bear Stearns Advisory Services Group

Whether an individual, corporation or charitable entity has $1 million or $150 million, our brokers and asset managers can develop and implement sophisticated asset management strategies using the platform developed by Bear Stearns Advisory Services.

Many successful business people, although they would never operate their businesses without a well-defined strategic plan, when it comes to their own wealth, fail to do just that.

One client, whose portfolio was worth in excess of $100 million, had more than 15 different accounts at a number of investment firms, resulting in significant investment overlap and duplication of manager styles.

For this client, the path to a more strategic investment approach—one that would maximize his personal wealth within his defined risk parameters—began with a thorough asset allocation analysis utilizing state-of-the-art quantitative tools.

Asset Management

Bear Stearns Asset Management Inc. (BSAM®) is a separate and wholly owned subsidiary that serves corporations, municipalities, endowments, foundations and multi-employer plans, family groups and individuals. In 2003 we took great strides in refining our strategy and focusing our expertise in equity, fixed income and alternative investment strategies. At November 30, 2003 total assets under management were $27.1 billion, up 12.9% year on year; $6 billion of this was in alternative asset investments.

We are concentrating on what we do best: Managing funds and creating innovative solutions. In 2003, BSAM refocused its presence in traditional asset management to products in which we have been successful and have the greatest growth potential. On the equity side, our large cap value products have been top performers, as have our small to mid cap and small cap growth products. In fixed income, our strengths have been higher value-added cash management areas and intermediate fixed income, bank loan and high yield products. A strategic arrangement with The Dreyfus Corporation, announced in 2003 and subject to shareholder and other approvals, will result in the sale of certain of our mutual funds to Dreyfus, with BSAM remaining a sub-advisor.

Bear Stearns has long been a key partner with hedge funds, serving them through Global Clearing Services, Institutional Equities and Fixed Income Divisions. Pursuant to our strategy, BSAM created a unit dedicated to hedge funds, one that will support a family of fund of hedge funds. This will add to the seven existing proprietary single-manager hedge funds and the multi-manager funds that use BSAM as an underlying manager. We are expanding our hedge fund offerings by identifying high-potential managers and products.

Private equity investing is also significant for BSAM. More than $1 billion is divided among three proprietary private equity funds and four funds of private equity funds. We also have a growing presence in the agency distribution of outside private equity funds. Our focus in 2004 will be building this presence through sound management and launching new structured products to help investors better manage their private equity exposures.

What has not changed is BSAM's disciplined framework, in which investment and risk parameters are determined to meet balance, return and liquidity demands.

By focusing on areas where we have demonstrated success, BSAM has laid the groundwork for future growth.


$30
25
20
15
10
$13.0
$19.5
$24.2
$24.0
$27.1
99
00
01
02
03

Assets Under Management *(in billions)*
As of 11/30

During this all-inclusive review, the client was also able to harness Bear Stearns' broad capabilities in evaluating tax strategies, estate planning and charitable gift planning.

The next step was presenting the client with a comprehensive investment plan that incorporated various complementary strategies to fulfill the asset allocation. The plan gave the client access to what we believed were the best investment managers and funds in the industry.

Once the plan was finalized and fully implemented, the Bear Stearns Advisory Services Group monitored the portfolio carefully. Going forward, the financial results will be measured, and ongoing thorough due diligence into the process, consistency and performance of the investment strategies will be performed.

For this sophisticated investor, Bear Stearns Advisory Services brought the straightforward planning and discipline successful people apply to their businesses to his personal portfolio.


BEAR
STEARNS
MADISON

FINANCIAL REPORT
TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements	24
Certain Factors Affecting Results of Operations	24
Business Environment	24
Results of Operations	25
Business Segments	29
Capital Markets	29
Global Clearing Services	31
Wealth Management	32
Liquidity and Capital Resources	33
Financial Leverage	33
Funding Strategy & Liquidity Risk Management	34
Capital Resources	36
Stock Repurchase Program	36
Cash Flows	37
Regulated Subsidiaries	37
Merchant Banking Investments	38
High Yield Positions	38
Contractual Obligations	39
Commitments	39
Derivative Financial Instruments	40
Critical Accounting Policies	41
Off-Balance-Sheet Arrangements	43
New Accounting Pronouncements	44
Specialist Activities	45
Effects of Inflation	45

Risk Management

Overall	46
Market Risk	47
Interest Rate Risk	47
Foreign Exchange Rate Risk	48
Equity Price Risk	48
Value-At-Risk	48
Distribution of Daily Net Trading Revenues	50
Credit Risk	51
Operational Risk	52
Legal Risk	53
Other Risks	53

Independent Auditors' Report 54

Consolidated Financial Statements

Consolidated Statements of Income	55
Consolidated Statements of Financial Condition	56
Consolidated Statements of Cash Flows	57
Consolidated Statements of Changes in Stockholders' Equity	58

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies	60
Note 2	Fair Value of Financial Instruments	63
Note 3	Financial Instruments	64
Note 4	Short-Term Borrowings	64
Note 5	Long-Term Borrowings	65
Note 6	Income Taxes	65
Note 7	Regulatory Requirements	66
Note 8	Preferred Stock	67
Note 9	Earnings Per Share	68
Note 10	Employee Benefit Plan	69
Note 11	Stock Compensation Plans	69
Note 12	Derivatives and Hedging Activities	72
Note 13	Customer Activities	74
Note 14	Transfers of Financial Assets and Liabilities	75
Note 15	Consolidation of Variable Interest Entities	76
Note 16	Commitments and Contingencies	77
Note 17	Guarantees	79
Note 18	Segment and Geographic Area Data	81
Note 19	Business Acquisition	83
Note 20	Quarterly Information (Unaudited)	84

Corporate Information

Price Range of Common Stock and Dividends	85

The Company's commission revenues for the fiscal years ended November 30 were as follows:

(in thousands)	**2003**	2002	2001
Institutional	**$ 537,505**	$ 542,344	$ 476,075
Clearance	**312,550**	340,117	384,466
Retail & other	**227,871**	228,513	256,190
Total commissions	**$1,077,926**	$1,110,974	$1,116,731

Commission revenues in fiscal 2003 decreased 3.0% to $1.08 billion from $1.11 billion in fiscal 2002. Institutional commissions decreased 0.9% to $537.5 million from $542.3 million, reflecting reduced average daily trading volumes for both listed and over-the-counter securities partially offset by the migration to commission equivalents in the Company's over-the-counter business. Clearance commissions decreased 8.1% to $312.6 million from $340.1 million primarily due to reduced prime brokerage customer activity. Retail and other commissions were $227.9 million in fiscal 2003, down 0.3% compared to $228.5 million in fiscal 2002.

The Company's principal transactions revenues by reporting categories for the fiscal years ended November 30 were as follows:

(in thousands)	**2003**	2002	2001
Fixed income	**$2,466,484**	$1,662,952	$1,325,588
Equities	**248,399**	382,057	524,144
Derivative financial instruments	**578,005**	492,790	433,065
Total principal transactions	**$3,292,888**	$2,537,799	$2,282,797

Note: Certain prior year items have been reclassified from equities to derivative financial instruments to conform to the current year's presentation.

Revenues from principal transactions in fiscal 2003 increased 29.8% to $3.29 billion from $2.54 billion in fiscal 2002, primarily due to strong results from the Company's fixed income activities, reflecting the low level of short-term interest rates and a steep yield curve. Fixed income revenues increased 48.3% to $2.47 billion from $1.66 billion in fiscal 2002, reflecting strong performances across all fixed income products. The Company's mortgage- and asset-backed securities business continued to perform strongly reflecting favorable market conditions and growth in the breadth of the Company's franchise. Corporate credit products also achieved record revenues during fiscal 2003 as corporate credit spreads tightened, which resulted in increased primary and secondary activity and increased customer order flow. In particular, the investment-grade, high-yield and distressed debt areas all performed strongly, reflecting favorable market conditions and increased market share. Revenues derived from equities activities declined 35.0% to $248.4 million during fiscal 2003 from $382.1 million in fiscal 2002. Equities-related businesses, particularly the over-the-counter stock, equity arbitrage and specialist areas, decreased due to a decline in average daily trading volumes and lower market volatility. These decreases were partially offset by increased revenues in international equities driven by increased European customer activity. Revenues from derivative financial instruments increased 17.3% to $578.0 million in fiscal 2003 from $492.8 million in fiscal 2002, primarily due to increases in the foreign exchange and fixed income derivatives areas as a result of the favorable environment and expansion of the Company's market share. Such increases were partially offset by a decline in the equity derivatives area, due to declines in the Company's electronic listed options market-making business. Equity derivatives revenues excluding the listed options market-making business increased on more active customer business. The listed options market-making business was exited in the second quarter of fiscal 2003.

The Company's investment banking revenues by reporting categories for the fiscal years ended November 30 were as follows:

(in thousands)	**2003**	2002	2001
Underwriting	**$456,161**	$405,050	$377,639
Advisory services	**267,252**	190,141	317,115
Merchant banking	**181,199**	238,289	77,371
Total investment banking	**$904,612**	$833,480	$772,125

Investment banking revenues increased 8.5% to $904.6 million in fiscal 2003 from $833.5 million in fiscal 2002. Investment banking revenues include fees earned for underwriting public and private offerings of fixed income and equity securities and advising clients on M&A and other services, and merchant banking revenues. Underwriting revenues increased 12.6% to $456.2 million in fiscal 2003 from $405.1 million in fiscal 2002, reflecting an increase in fixed income new issue activity, particularly in the high yield and high grade areas. The Company also experienced increases in market share in these areas over fiscal 2002. These increases were partially offset by reduced equity underwriting revenues reflecting the impact of lower equity underwriting levels industry-wide. Equity underwriting revenues improved significantly in the second half of fiscal 2003 as global economic conditions improved and equity market indices rose. Advisory services revenues in fiscal 2003 increased 40.6% to $267.3 million from $190.1 million in fiscal 2002 due to higher levels of US completed M&A activity. While industry-wide US completed M&A volumes declined in fiscal 2003, the Company increased market share and was retained on the largest completed merger and acquisition transaction in fiscal 2003, Pfizer Inc.'s $60.7 billion acquisition of Pharmacia Corp. Merchant banking revenues were $181.2 million in fiscal 2003, compared to $238.3 million in fiscal 2002. Included in net revenues are gains of $172.6 million and $226.9 million in fiscal 2003 and fiscal 2002, respectively, relating to an investment in, and subsequent offerings and open market sales of, Aeropostale, Inc. During fiscal 2003, the Company sold its remaining position in this investment.

Net interest revenues, interest and dividend revenue less interest expense, was $554.4 million in fiscal 2003, an 18.1% increase from $469.6 million for fiscal 2002. Interest and dividends revenue and interest expense are a function of the level and mix of total assets and liabilities, including financial instruments owned, financial instruments sold, but not yet purchased, customer related balances and the prevailing level of interest rates. The increase in net interest revenues was primarily attributable to higher levels of customer interest-bearing balances attributable to prime brokerage clients reflecting improved US equity market conditions. Average customer margin debt balances increased 16.7% to $39.8 billion in fiscal 2003 from $34.1 billion in fiscal 2002. Average customer short balances were $63.6 billion during fiscal 2003 compared to $54.6 billion during fiscal 2002.

Fiscal 2002 versus Fiscal 2001 Net revenues increased 4.5% to $5.13 billion in fiscal 2002 from $4.91 billion in fiscal 2001.

Commission revenues in fiscal 2002 were virtually unchanged from fiscal 2001 at $1.11 billion. Weak economic conditions led to a reduction in clearance and retail and other commission revenues, which declined 11.2% to $568.6 million in fiscal 2002 from $640.7 million in fiscal 2001. This decline was offset by increases in institutional commissions due to increased volume. Market share increased significantly for both listed and over-the-counter institutional volume. In addition, a new industry-wide commission-based pricing structure (commission equivalents) for executing transactions on the Nasdaq resulted in an increase in institutional commissions. Previously, the Company did not charge explicit fees in this business, but rather earned market-making revenues based generally on the difference between bid and ask prices. Such revenues were previously recorded in principal transactions revenues.

Revenues from principal transactions in fiscal 2002 increased 11.2% to $2.54 billion from $2.28 billion in fiscal 2001, reflecting strong results from the Company's fixed income activities, particularly in the mortgage- and asset-backed securities, distressed debt and government bonds areas. These business areas benefited from a favorable interest rate environment, characterized by a low level of short-term interest rates, a steep yield curve and increased customer order flow. The increase in revenues derived from fixed income activities was partially offset by a decrease in revenues derived from equities activities, particularly in the over-the-counter, convertible arbitrage and risk arbitrage areas. Derivative financial instruments increased 13.8% to $492.8 million in fiscal 2002 from $433.1 million in fiscal 2001, reflecting increased equity and interest rate derivatives revenues due to increased customer activity.

Investment banking revenues increased 7.9% to $833.5 million in fiscal 2002 from $772.1 million in fiscal 2001. Merchant banking revenues were $238.3 million in fiscal 2002, including the gain on Aeropostale, Inc. of $226.9 million, up from $77.4 million in fiscal 2001. Without the merchant banking gain for Aeropostale, Inc., investment banking revenues decreased 21.4% to $606.6 million in fiscal 2002. Underwriting revenues increased 7.3% to $405.1 million in fiscal 2002 from $377.6 million in fiscal 2001, reflecting increased new issue activity. Advisory services revenues decreased 40.1% to $190.1 million from $317.1 million in fiscal 2001 as the level of completed M&A activity continued to decline.

Net interest revenues, interest and dividend revenue less interest expense, was $469.6 million in fiscal 2002, a 13.9% decline from $545.3 million for fiscal 2001. The decrease in net interest revenues was primarily attributable to lower levels of customer margin debt from prime brokerage clients. Difficult equity market

Institutional equities consists of research, sales and trading in areas such as domestic and international equities, block trading, convertible bonds, over-the-counter equities, equity derivatives, risk and convertible arbitrage and through a joint venture, the NYSE, American Stock Exchange, Inc. ("AMEX") and International Securities Exchange specialist activities. Fixed income includes sales, trading and research provided to institutional clients across a variety of products such as mortgage- and asset-backed securities, corporate and government bonds, municipal bonds, high yield products, foreign exchange and interest rate and credit derivatives. Investment banking provides services in capital raising, strategic advice, mergers and acquisitions and merchant banking. Capital raising encompasses the Company's underwriting of equity, investment-grade, municipal and high yield debt products.

Fiscal 2003 versus Fiscal 2002 Net revenues for Capital Markets were $4.82 billion in fiscal 2003, an increase of 22.3% from $3.94 billion in fiscal 2002. Pre-tax income for Capital Markets was $1.92 billion in fiscal 2003, an increase of 43.2% from $1.34 billion in fiscal 2002. Pre-tax profit margin was 39.9% in fiscal 2003 compared to 34.1% for fiscal 2002.

Institutional equities net revenues for fiscal 2003 decreased 16.6% to $932.6 million from $1.12 billion in fiscal 2002. While the major equity market indices showed improvement during fiscal 2003 on positive economic data, average daily trading volumes declined on both the NYSE and Nasdaq when compared to fiscal 2002. As a result, institutional equities commissions in the Company's US listed and over-the-counter businesses declined. The decline in average daily trading volume and lower market volatility also resulted in a decline in net revenues from the Company's specialist activities. Equity derivatives revenues also declined reflecting a significant drop in net revenues from the Company's listed options market-making business. During the second quarter of fiscal 2003 the Company announced its intention to exit the listed options market-making business, with the sale of the business being completed during the fourth quarter of fiscal 2003. Excluding the listed options market-making business, equity derivatives net revenues increased reflecting increased customer activity. In addition, the decline in market volatility served to adversely impact net revenues attributable to convertible arbitrage activities. These decreases were partially offset by increased revenues in international equities driven by increased market share and European customer activity.

Fixed income net revenues increased to $2.93 billion in fiscal 2003, an increase of 51.0% from $1.94 billion in fiscal 2002, primarily reflecting strong results from the Company's mortgage, credit and interest rate product areas. In particular, the mortgage-backed, high yield and distressed, corporate bonds, foreign exchange, interest rate derivatives and government bonds areas. These businesses benefited from the low level of interest rates, a steep yield curve and narrowing of corporate credit spreads. Mortgage-backed securities revenues increased significantly as residential mortgage refinancing activity reached record levels during the year driving record new issue activity, and demand for high-quality fixed income investments continued. As a result, customer activity increased and secondary trading volumes achieved record levels. High yield and distressed debt revenues increased, reflecting increased leveraged finance origination and improved secondary trading activities. Revenues from the Company's interest rate product businesses also increased, reflecting improved results in the Company's interest rate derivatives, foreign exchange and government bond areas.

Investment banking revenues increased 8.8% to $961.3 million in fiscal 2003 from $883.7 million in fiscal 2002. Investment banking revenues include fees earned for underwriting public and private offerings of fixed income and equity securities and advising clients on merger and acquisition and other services, and merchant banking revenues. Underwriting revenues increased 12.1% to $547.7 million in fiscal 2003 from $488.6 million in fiscal 2002, reflecting an increase in fixed income new issue activity particularly in the high yield and high grade areas. The Company also experienced increases in market share in these areas over fiscal 2002. These increases were partially offset by reduced equity underwriting revenues reflecting the impact of lower equity underwriting levels industry-wide. Equity underwriting revenues improved significantly in the second half of fiscal 2003 as global economic conditions improved and equity market indices rose. Advisory services revenues increased 48.2% to $232.4 million from $156.8 million in fiscal 2002 due to higher levels of US completed M&A activity. While industry-wide US completed M&A volumes declined in fiscal 2003, the Company increased market share and was retained on the largest completed merger and acquisition transaction in fiscal 2003, Pfizer Inc.'s $60.7 billion acquisition of Pharmacia Corp. Merchant banking revenues were $181.2 million in fiscal 2003, as compared to $238.3 million in fiscal 2002. Merchant banking revenues for both fiscal years were largely related to gains in an investment in, and subsequent offerings and open market sales of, Aeropostale, Inc.

Fiscal 2002 versus Fiscal 2001 Net revenues for Capital Markets were $3.94 billion in fiscal 2002, an increase of 13.0% from $3.49 billion in fiscal 2001. Expenses decreased in fiscal 2002 from fiscal 2001 largely due to expense reductions realized from the Company's margin improvement program. Pre-tax income for Capital Markets was $1.34 billion in fiscal 2002, an increase of 55.0% from $867.2 million in fiscal 2001. Excluding the gain on the Aeropostale, Inc. merchant banking transaction, net revenues for Capital Markets were $3.71 billion, an increase of 6.5% from fiscal 2001. Similarly, pre-tax income for Capital Markets was $1.15 billion, an increase of 33.2% from fiscal 2001.

Institutional equities net revenues for fiscal 2002 decreased 1.2% to $1.12 billion from $1.13 billion in fiscal 2001, primarily reflecting lower revenues from the risk and convertible arbitrage areas. Risk arbitrage revenues continued to be adversely affected by lower levels of announced mergers and acquisitions activity, which consequently provided fewer risk arbitrage opportunities. Declining volatility and widening credit spreads served to negatively affect convertible arbitrage activity during fiscal 2002. These results were partially offset by improved results in the equity derivatives and convertible securities areas, which benefited from increased customer activity and improved market conditions. Despite challenging market conditions, institutional equities sales revenues were unchanged as compared with fiscal 2001, reflecting increased market share in both listed and over-the-counter securities.

Fixed income net revenues increased to $1.94 billion in fiscal 2002, an increase of 21.0% from $1.60 billion in fiscal 2001. The low level of short-term interest rates and a steep yield curve resulted in increased levels of activity and net revenues, particularly in the mortgage- and asset-backed securities, distressed debt and government bonds areas, as well as interest rate derivatives. The mortgage- and asset-backed area had record net revenues in fiscal 2002, reflecting favorable market conditions that served to increase secondary trading activity and resulted in strong new issue volume.

Investment banking net revenues in fiscal 2002 increased 17.4% to $883.7 million from $752.5 million in fiscal 2001. The fiscal 2002 results include realized and unrealized gains of $226.9 million in an investment in Aeropostale, Inc. Excluding the merchant banking gain, net revenues for fiscal 2002 were $656.8 million, down 12.7% from fiscal 2001. Underwriting revenues increased 18.3% to $488.6 million in fiscal 2002 from $412.9 million in fiscal 2001, reflecting higher levels of municipal and equity underwriting activity. Merchant banking revenues increased to $238.3 million in fiscal 2002, including the gain from Aeropostale, Inc., as compared with $77.4 million in fiscal 2001. However, advisory services revenues decreased to $156.8 million, or 40.2%, from $262.2 million in fiscal 2001 as the level of completed mergers and acquisitions activity continued to decline in the unfavorable market environment.

Global Clearing Services

(in thousands)	**2003**	2002	2001
Net revenues	**$784,072**	$778,087	$810,601
Pre-tax income	**$245,531**	$265,327	$249,754

The Global Clearing Services segment provides execution, clearing, margin lending and securities borrowing to facilitate customer short sales to clearing clients worldwide. Prime brokerage clients include hedge funds and clients of money managers, short sellers, arbitrageurs and other professional investors. Fully disclosed clients engage in either the retail or institutional brokerage business. At November 30, 2003 and November 30, 2002, the Company held approximately $203.6 billion and $162.1 billion, respectively, in equity in Global Clearing Services client accounts.

Fiscal 2003 versus Fiscal 2002 Net revenues for Global Clearing Services increased 0.8% to $784.1 million in fiscal 2003 from $778.1 million in fiscal 2002. Commission revenues were $312.6 million in fiscal 2003, a decrease of 8.1% from $340.1 million in fiscal 2002 reflecting reduced prime brokerage customer activity. Net interest revenues were $458.5 million, a 9.9% increase from $417.2 million in fiscal 2002, primarily reflecting increased margin balances from prime brokerage and fully disclosed clearance clients due to improving US equity market conditions. Pre-tax income was $245.5 million, a 7.5% decrease from $265.3 million in fiscal 2002. The decline in pre-tax income reflects certain legal settlements that were previously provided for but allocated to the segment in fiscal 2003 and increased compensation costs.

Average customer margin balances were $39.8 billion in fiscal 2003 compared to $34.1 billion in fiscal 2002. Customer margin balances totaled $43.6 billion at November 30, 2003, an increase from $36.7 billion at November 30, 2002. Average customer short balances were $63.6 billion during fiscal 2003 compared to $54.6 billion during fiscal 2002 and totaled $71.6 billion at November 30, 2003, an increase from $58.8 billion at November 30, 2002. Average free credit balances were $20.1 billion during fiscal 2003 compared to $19.3 billion during fiscal 2002 and totaled $22.3 billion at November 30, 2003, an increase from $17.1 billion at November 30, 2002.

Fiscal 2002 versus Fiscal 2001 Net revenues for Global Clearing Services decreased 4.0% to $778.1 million in fiscal 2002, from $810.6 million in fiscal 2001. Lower prime brokerage and fully disclosed commissions were primarily responsible for the decline in net revenues. Average margin balances declined 13.2% to $34.1 billion in fiscal 2002 from $39.3 billion in fiscal 2001. Difficult equity market conditions characterized by unstable share prices produced fewer investment opportunities and resulted in lower leverage levels used by prime brokerage and fully disclosed customers. Expenses decreased in fiscal 2002 from fiscal 2001, largely due to expense reductions realized from reduced technology, research and administrative costs. As a result, pre-tax income for Global Clearing Services was $265.3 million in fiscal 2002, an increase of 6.2% from $249.8 million for fiscal 2001. Pre-tax profit margin was 34.1% for fiscal 2002 as compared with 30.8% for fiscal 2001.

Wealth Management

(in thousands)	**2003**	2002	2001
Net revenues	**$511,307**	$498,411	$543,495
Pre-tax income	**$ 19,217**	$ 11,616	$ 40,314

The Wealth Management segment is composed of the Private Client Services ("PCS") and asset management areas. PCS provides high-net-worth individuals with an institutional level of investment service, including access to the Company's resources and professionals. At November 30, 2003, PCS has 513 account executives in its principal office, six regional offices and two international offices. Asset management manages equity, fixed income and alternative assets for corporate pension plans, public systems, endowments, foundations, multi-employer plans, insurance companies, corporations, families and high-net-worth individuals in the US and abroad.

Fiscal 2003 versus Fiscal 2002 Net revenues for Wealth Management were $511.3 million in fiscal 2003, an increase of 2.6%, from $498.4 million for fiscal 2002. PCS revenues increased 5.6% to $378.8 million in fiscal 2003 from $358.8 million in fiscal 2002. Increased retail customer activity and the continued expansion of the Company's PCS sales force contributed positively to PCS revenues during fiscal 2003. Broker headcount at November 30, 2003 was 513, up 6.2% from 483 at November 30, 2002. Asset management revenues decreased 5.1% to $132.5 million in fiscal 2003, from $139.6 million in fiscal 2002, reflecting reduced management fees associated with mutual funds and reduced management and performance fees on proprietary hedge fund products. Pre-tax income for Wealth Management approximated $19.2 million in fiscal 2003 period compared to pre-tax income of $11.6 million for fiscal 2002.

Assets under management were $27.1 billion at November 30, 2003, reflecting a 12.9% increase from $24.0 billion in assets under management at November 30, 2002. The increase in assets under management reflects net cash inflows as well as increased market value for separate accounts and wrap accounts. Assets from separate accounts and wrap accounts rose 26.2% to $16.4 billion at November 30, 2003, from $13.0 billion at November 30, 2002. Assets from alternative investment products under management were $6.0 billion at November 30, 2003 and 2002.

Fiscal 2002 versus Fiscal 2001 Net revenues for Wealth Management were $498.4 million in fiscal 2002, a decrease of 8.3% from $543.5 million for fiscal 2001. PCS revenues decreased 7.2% to $358.8 million in fiscal 2002, from $386.7 million in fiscal 2001, due to a reduction in retail trading volume resulting from uncertain economic conditions and lower customer margin debt balances as individual investors continued to retreat from the equity markets. Asset management revenues decreased 10.9% to $139.6 million in fiscal 2002, from $156.8 million in fiscal 2001, due to lower levels of performance-based fees from proprietary hedge funds. These results were partially offset by increased management fees from mutual funds and wrap accounts. Pre-tax income for Wealth Management was $11.6 million in fiscal 2002, a decrease of 71.2% from $40.3 million for fiscal 2001.

Assets under management were $24.0 billion at November 30, 2002, reflecting a 0.8% decrease from $24.2 billion in assets under management at November 30, 2001. The decrease in assets under management reflected declines in market value, substantially offset by inflows in separate accounts.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL LEVERAGE

Asset Composition

The Company's actual level of capital, capital requirements and thereby the level of financial leverage, are a function of numerous variables, including asset composition, rating agency/creditor perception, business prospects, regulatory requirements, balance sheet liquidity, cost/availability of capital and risk of loss. The Company consistently maintains a highly liquid balance sheet, with the vast majority of the Company's assets consisting of cash, marketable securities inventories and collateralized receivables arising from customer-related and proprietary securities transactions.

Collateralized receivables consist of resale agreements secured predominantly by US government and agency securities, customer margin loans and securities borrowed, which are typically secured by marketable corporate debt and equity securities. The nature of the Company's business as a securities dealer requires it to carry significant levels of securities inventories to meet its customer and proprietary trading needs. Additionally, the Company's role as a financial intermediary for customer activities, which it conducts on a principal basis, together with its customer-related activities in its clearance business, results in significant levels of customer-related balances, including customer margin debt, securities borrowing and repurchase activity. The Company's total assets and financial leverage can and do fluctuate, depending largely on economic and market conditions, volume of activity and customer demand.

The Company's total assets at November 30, 2003 increased to $212.17 billion from $184.85 billion at November 30, 2002. The increase was primarily attributable to increases in securities borrowed, financial instruments owned, cash and securities deposited with clearing organizations or segregated in compliance with federal regulations and receivables from customers, partially offset by a decrease in securities purchased under agreements to resell. The Company's total capital base, which consists of long-term debt, preferred equity issued by subsidiaries and total stockholders' equity, increased to $37.46 billion at November 30, 2003 from $30.63 billion at November 30, 2002. This change was primarily due to an increase in equity associated with net income, partially reduced by treasury stock purchases and a net increase in long-term debt.

The amount of long-term debt, as well as total capital, that the Company maintains is driven by a number of factors with particular focus on asset composition. The Company's ability to support increases in total assets is a function of its ability to obtain short-term secured and unsecured funding, as well as its access to longer-term sources of capital (i.e., long-term debt and equity). The Company regularly measures and monitors its total capital requirements, which fluctuate and are closely related to the self-funding ability of its assets. The equity portion of total capital is primarily a function of on- and off-balance-sheet risks (i.e., market, credit and liquidity) and regulatory capital requirements. As such, the liquidity and risk characteristics of assets being held are especially decisive determinants of both total capital and the equity portion thereof, thus significantly influencing the amount of leverage that the Company can employ.

Given the nature of the Company's market-making and customer- financing activity, the overall size of the balance sheet fluctuates from time to time. The Company's total assets at quarter end are frequently lower than would be observed on an average basis. At quarter end, the Company typically uses excess cash to finance high-quality, highly liquid securities inventory that otherwise would be funded via the repurchase agreement market. In addition, the Company reduces its matched book repurchase and reverse repurchase activities at quarter end. Finally, the Company may reduce the aggregate level of inventories through ordinary course, open market activities in the most liquid portions of the balance sheet, which are principally US government and agency securities and agency mortgage pass-through securities. At November 30, 2003 and November 30, 2002, total assets of $212.17 billion and $184.85 billion were approximately 10.1% and 13.3%, respectively, lower than the average of the month-end balances observed over the trailing 12-month period. Despite reduced total assets at quarter end, the Company's overall market, credit and liquidity risk profile is not changed materially, since the reduction in asset balances is predominantly in highly liquid, readily marketable instruments that are financed on a secured basis. This periodic reduction verifies the inherently liquid nature of the balance sheet and provides consistency with respect to creditor constituents' evaluation of the Company's financial condition.

Leverage Ratios

The following table presents total assets, adjusted assets and net adjusted assets with the resultant leverage ratios at November 30, 2003 and November 30, 2002. With respect to a comparative measure of financial risk and capital adequacy, the Company believes that the low-risk collateralized nature of its resale and securities borrowed assets renders net adjusted leverage as the most relevant measure. The Company maintains a financial statement date guideline for net adjusted leverage ratio of no greater than 15.0, which the Company continued to meet at the end of fiscal 2003.

(in billions, except ratios)	**2003**	2002
Total assets	**$212.17**	$184.85
Adjusted assets(1)	**$172.85**	$142.68
Net adjusted assets(2)	**$ 99.53**	$ 89.56
Leverage ratio(3)	**26.4**	26.6
Adjusted leverage ratio(4)	**21.5**	20.5
Net adjusted leverage ratio(5)	**12.4**	12.9

(1) Adjusted assets is Total assets less securities purchased under agreements to resell and securities received as collateral.
(2) Net adjusted assets is Adjusted assets less securities borrowed.
(3) Leverage ratio equals Total assets divided by stockholders' equity and preferred stock issued by subsidiaries.
(4) Adjusted leverage ratio equals Adjusted assets divided by stockholders' equity and preferred stock issued by subsidiaries.
(5) Net adjusted leverage ratio equals Net adjusted assets divided by stockholders' equity and preferred stock issued by subsidiaries.

FUNDING STRATEGY & LIQUIDITY RISK MANAGEMENT

General Funding Strategy

The Company's general funding strategy seeks to ensure liquidity and diversity of funding sources to meet the Company's financing needs at all times and under all market environments. The Company attempts to finance its balance sheet by maximizing, where economically competitive, its use of secured funding. Short-term sources of cash consist principally of collateralized borrowings, including repurchase transactions, firm and customer short sales, sell/buy arrangements, securities lending arrangements and customer free credit balances. Short-term unsecured funding sources expose the Company to rollover risk, as providers of credit are not obligated to refinance the instruments at maturity. Within this context, the Company seeks to prudently manage its reliance on short-term unsecured borrowings by maintaining an adequate total capital base and through the extensive use of secured funding. Beyond this, the Company's emphasis on diversification by product, geography, maturity and instrument seeks to further ensure prudent, moderate usage of more credit sensitive, potentially less stable funding. Short-term unsecured funding includes commercial paper, medium-term notes and bank borrowings, which generally have maturities ranging from overnight to one year. Due to the collateralized nature of the secured borrowing, the Company views this as inherently less credit sensitive and therefore a more stable source of funding.

In addition to short-term funding sources, the Company utilizes equity and long-term debt, including floating- and fixed-rate and medium-term notes as longer-term sources of unsecured financing. The firm regularly monitors and analyzes the size, composition and liquidity characteristics of its asset base in the context of each asset's ability to be used to obtain secured financing. This analysis results in a determination of the Company's aggregate need for longer-term funding sources (i.e., long-term debt and equity). The Company views long-term debt as a stable source of funding which effectively strengthens its overall liquidity profile.

Alternative Funding Strategy

The Company maintains an alternative funding strategy focused on the liquidity and self-funding ability of the underlying assets. The objective is to maintain sufficient cash capital (i.e., equity plus long-term debt maturing in more than twelve months) and funding sources to enable the Company to refinance short-term, unsecured borrowings with fully secured borrowings. As such, the Company is not reliant upon or contemplating forced balance sheet reduction to endure a period of constrained funding availability. This underlying approach is supported by maintenance of a formal contingency funding plan, which includes a detailed delegation of authority and precise action steps for managing an event-driven liquidity crisis. The plan identifies the crisis management team, details an effective internal and external communication strategy, and facilitates the greater information flow required to effect a rapid and efficient transition to a secured funding environment.

As it relates to the alternative funding strategy discussed above, the Company prepares an analysis that focuses on a 12-month time period and assumes that the Company does not liquidate assets and cannot issue any new unsecured debt, including commercial paper. In light of these assumptions, the Company monitors its cash position and the borrowing value of unencumbered, unhypothecated marketable securities in relation to its unsecured debt maturing over the next 12 months, striving to maintain the ratio of liquidity sources to maturing debt at 100% or greater. Also within this strategy, the Company endeavors to maintain cash capital in excess of that portion of its assets that cannot be funded on a secured basis (i.e. positive net cash capital). These two measures, liquidity ratio and net cash capital, are complementary and constitute the core elements of the Company's alternative funding strategy and, consequently, its approach to funding and liquidity risk management.

As of the end of the fiscal year, the market value of unencumbered, unhypothecated securities owned by the Company was approximately $23.0 billion with a borrowing value of $19.6 billion. The assets are comprised primarily of US Government and Agency securities, mortgage-backed and asset-backed securities, investment-grade corporate debt and US equities. The average advance rate on these different asset types ranges from 70% to 98% and is based predominantly on committed, secured facilities that the Company and its subsidiaries maintain in different regions globally. The liquidity ratio (explained above) has averaged 177% over the previous twelve months including unused committed unsecured bank credit and 167% excluding the unsecured portion of the Company's $3.08 billion committed revolving credit facility. The firm's net cash capital position has averaged just over $2.0 billion over the same twelve-month period.

In addition, the Company monitors the maturity profile of its unsecured debt to minimize refinancing risk, maintains relationships with a broad global base of debt investors and bank creditors, establishes and adheres to strict short-term debt investor concentration limits, and periodically tests its secured and unsecured committed credit facilities. The Company also maintains available sources of short-term funding that exceed actual utilization, thus allowing it to endure changes in investor appetite and credit capacity to hold the Company's debt obligations. The Company has a general guideline of approximately no more than 20% of its long-term debt portfolio maturing in any one year. As of November 30, 2003 the weighted average maturity of the firm's long-term debt was 4.14 years.

Committed Credit Facilities

At November 30, 2003, the Company had a committed revolving credit facility ("Facility") totaling $3.08 billion, which permitted borrowing on a secured basis by Bear, Stearns & Co. Inc. ("Bear Stearns"), Bear, Stearns Securities Corp. ("BSSC") and certain other subsidiaries. The Facility also provides that The Bear Stearns Companies Inc. ("Parent Company") may borrow up to $1.54 billion of the Facility on an unsecured basis. Secured borrowings can be collateralized by both investment-grade and non-investment-grade financial instruments as the Facility provides for defined margin levels on a wide range of financial instruments eligible to be pledged. The Facility contains financial covenants, the most significant of which require maintenance of specified levels of stockholders' equity of the Company and net capital of BSSC. In February 2004, the Company renewed the facility at a $3.4 billion committed level with substantially the same terms, except it also permits borrowing on a secured basis by Bear, Stearns International Limited ("BSIL") while sharing the same unsecured borrowing terms as the Parent Company. There were no borrowings outstanding under the Facility at November 30, 2003.

The Company has a $1.50 billion committed revolving securities repo facility ("Repo Facility"), which permits borrowings secured by a broad range of collateral, under a repurchase arrangement, by BSIL, Bear Stearns International Trading Limited ("BSIT") and Bear Stearns Bank plc ("BSB"). The Repo Facility contains financial covenants that require, among other things, maintenance of specified levels of stockholders' equity of the Company. The Repo Facility terminates in August 2004, with all repos outstanding at that date payable no later than August 2005. There were no borrowings outstanding under the Repo Facility at November 30, 2003.

At November 30, 2003, the Company had a $300 million committed revolving credit facility ("Credit Facility"), which permits borrowing on a secured basis collateralized by Japanese securities at pre-specified advance rates. The Credit Facility contains financial covenants that require, among other things, maintenance of specified levels of stockholders' equity of the Company and net capital of BSSC. In December 2003, the Company renewed the Credit Facility at a $350 million committed level with substantially the same terms, while permitting borrowing collateralized by other foreign securities in addition to Japanese securities. The Credit Facility, as renewed, terminates in December 2004 with all loans outstanding at that date payable no later than December 2005. There were no borrowings outstanding under the Credit Facility at November 30, 2003.

The Company also maintains a series of committed credit facilities to support liquidity needs for the financing of non-investment-grade loans, auto loans, residential mortgages, commercial mortgages and listed options. The facilities are expected to be drawn from time to time and expire at various dates during fiscal 2004. All of these facilities contain a term out option of one year or more for borrowings outstanding at expiration. The banks providing these facilities are committed to provide up to an aggregate of approximately $1.95 billion.

CAPITAL RESOURCES

The Company conducts a substantial portion of its operating activities within its regulated subsidiaries Bear Stearns, BSSC, BSIL, BSIT and BSB. In connection therewith, a substantial portion of the Company's long-term borrowings and equity has been used to fund investments in, and advances to, these regulated subsidiaries, including subordinated debt advances. Within this funding framework, the Company attempts to fund equity investments in subsidiaries with equity from the Parent Company (i.e., utilize no equity double leverage). At November 30, 2003, the Parent Company's equity double leverage ratio was approximately 0.91 based on common equity and 0.84 including preferred equity. At November 30, 2002, these measures compare to 1.06 based on common equity and 0.96 including preferred equity. Additionally, all subordinated debt advances to regulated subsidiaries for use as regulatory capital are funded with long-term debt issued by the Company that have maturities equal to or greater than the maturity of the subordinated debt advance. The Company regularly monitors the nature and significance of assets or activities conducted outside the regulated subsidiaries and attempts to fund such assets with either capital or borrowings having maturities consistent with the nature and self-funding ability of the assets being financed.

Long-term debt totaling $24.6 billion and $18.8 billion had remaining maturities beyond one year at November 30, 2003 and November 30, 2002, respectively. The Company's access to external sources of financing, as well as the cost of that financing, is dependent on various factors and could be adversely affected by a deterioration of the Company's long- and short-term debt ratings, which are influenced by a number of factors. These include, but are not limited to: material changes in operating margins; earnings trends and volatility; the prudence of funding and liquidity management practices; financial leverage on an absolute basis or relative to peers; the composition of the balance sheet and/or capital structure; geographic and business diversification; and the Company's market share and competitive position in the business segments in which it operates. Material deterioration in any one or a combination of these factors could result in a downgrade of the Company's credit ratings, thus increasing the cost of and/or limiting the availability of unsecured financing. Additionally, a reduction in the Company's credit ratings could also trigger incremental collateral requirements, predominantly in the over-the-counter derivatives market. As of the end of fiscal 2003, a downgrade by either Moody's Investors Service or Standard & Poor's to the Company's long-term ratings to the level of A3 or A- would have required the Company to post approximately $900 million in additional collateral for outstanding over-the-counter derivatives contracts.

At November 30, 2003, the Company's long-term/short-term debt ratings were as follows:

	Rating
Dominion Bond Rating Service Limited(1)	A(high)/R-1 (middle)
Fitch(2)	A+/F1+
Moody's Investors Service(3)	A1/P-1
Rating & Investment Information, Inc.	A+/nr
Standard & Poor's(4)	A/A-1

nr – does not assign a short-term rating

(1) On August 26, 2003, Dominion Bond Rating Service Limited upgraded the Company's long-term debt ratings from "A" to "A (high)" with a "stable" trend, while simultaneously affirming the Company's short-term credit ratings.

(2) On March 28, 2003, Fitch revised the outlook for the Company's long-term debt ratings from "negative" to "stable," while simultaneously affirming the Company's credit ratings.

(3) On October 22, 2003, Moody's Investors Service raised the Company's long-term debt ratings from A2 to A1 placing a "stable" outlook at the higher rating level, while simultaneously affirming the Company's short-term credit ratings.

(4) On April 9, 2003, Standard & Poor's revised the outlook for the Company's long-term debt ratings from "negative" to "stable," while simultaneously affirming the Company's credit ratings.

STOCK REPURCHASE PROGRAM

The Company has various employee stock compensation plans designed to increase the emphasis on stock-based incentive compensation and align the compensation of its key employees with the long-term interests of stockholders. Such plans provide for annual grants of stock units and stock options. The Company intends to offset the potentially dilutive impact of the annual grants by purchasing common stock throughout the year in open market and private transactions. On January 8, 2003, the Board of Directors of the Company approved an amendment to the Stock Repurchase Program ("Repurchase Program") to replenish the previous authorizations to allow the Company to purchase up to $1.0 billion of common stock in fiscal 2003 or beyond. During the fiscal year ended November 30, 2003, the Company purchased under the current and prior authorizations a total of 11,003,455 shares at a cost of approximately $776.4 million.

Approximately $263.2 million was available to be purchased under the current authorization as of November 30, 2003. On January 7, 2004, the Board of Directors of the Company approved an amendment to the Repurchase Program to replenish the previous authorizations to allow the Company to purchase up to $1.0 billion of common stock in fiscal 2004 and beyond.

During the fiscal year ended November 30, 2003, the Company purchased a total of 3,034,532 shares of its common stock at a total cost of approximately $210 million pursuant to a $210 million CAP Plan Earnings Purchase Authorization by the Compensation Committee of the Company. On November 24, 2003, the Compensation Committee of the Company approved an amendment to the CAP Plan Earnings Purchase Authorization to replenish the previous authorization to allow the Company to purchase up to $200 million of common stock in fiscal 2004.

CASH FLOWS

Fiscal 2003 Cash and cash equivalents decreased $1.68 billion to $3.84 billion at November 30, 2003 from $5.52 billion at November 30, 2002. Cash used in operating activities was $5.39 billion, primarily attributable to an increase in securities borrowed, financial instruments owned, receivables from brokers, dealers, and others and receivables from customers, partially offset by an increase in payables to customers, securities sold under agreements to repurchase and financial instruments sold, but not yet purchased, which occurred in the normal course of business as a result of changes in customer needs, market conditions and trading strategies. Cash provided by financing activities of $3.57 billion reflected net proceeds of $11.20 billion from issuances of long-term borrowings used primarily to fund normal operating activities and to repay $6.07 billion in long-term borrowings, and net payments relating to short-term borrowings. Treasury stock purchases of $986.2 million were made to provide for the annual grant of CAP Plan units, restricted stock units and stock options. Cash provided by investing activities of $138.8 million reflected proceeds from net sales of investment securities and other assets in connection with the Company's merchant banking activities, partially offset by purchases of property, equipment and leasehold improvements.

Fiscal 2002 Cash and cash equivalents decreased $1.81 billion to $5.52 billion at November 30, 2002 from $7.33 billion at November 30, 2001. Cash used in operating activities was $1.37 billion, primarily attributable to a decrease in securities sold under agreements to repurchase and an increase in financial instruments owned, partially offset by decreases in securities purchased under agreements to resell, cash and securities deposited with clearing organizations or segregated in compliance with federal regulations and receivables from brokers, dealers and others, which occurred in the normal course of business as a result of changes in customer needs, market conditions and trading strategies. Cash used in financing activities of $474.0 million primarily reflected payments for the retirement of long-term borrowings and payments for treasury stock purchases, partially offset by net proceeds from the issuance of long- and short-term borrowings. Cash provided by investing activities of $29.8 million reflected proceeds from net sales of investment securities and other assets in connection with the Company's merchant banking activities, partially offset by purchases of property, equipment and leasehold improvements.

Fiscal 2001 Cash and cash equivalents increased $5.01 billion to $7.33 billion at November 30, 2001 from $2.32 billion at November 30, 2000. Cash provided by operating activities was $7.07 billion, primarily attributable to a decrease in securities borrowed, increases in customer payables and financial instruments sold, but not yet purchased, partially offset by increases in securities purchased under agreements to resell, cash and securities deposited with clearing organizations or segregated in compliance with federal regulations, and financial instruments owned, which occurred in the normal course of business as a result of changes in customer needs, market conditions and trading strategies. Cash used in financing activities of $1.54 billion primarily reflected payments for the retirement of long-term borrowings, net payments of short-term borrowings and payments for treasury stock purchases, partially offset by net proceeds from issuances of long-term borrowings. Cash used in investing activities of $510.3 million reflected a business acquisition (see Note 19, "Business Acquisition," in the Notes to Consolidated Financial Statements), purchases of property, equipment and leasehold improvements, as well as net purchases of investment securities and other assets in connection with the Company's merchant banking activities.

REGULATED SUBSIDIARIES

As registered broker-dealers, Bear Stearns and BSSC are subject to the net capital requirements of the Securities Exchange Act of 1934, as amended, the NYSE and the Commodity Futures Trading Commission, which are designed to measure the general financial soundness and liquidity of broker-dealers. BSIL and

BSIT, London-based broker-dealer subsidiaries, are subject to the regulatory capital requirements of the Financial Services Authority. Additionally, BSB is subject to the regulatory capital requirements of the Irish Financial Services Regulatory Authority. At November 30, 2003, Bear Stearns, BSSC, BSIL, BSIT and BSB were in compliance with their respective regulatory capital requirements.

The Company's broker-dealer subsidiaries and other regulated subsidiaries are subject to minimum capital requirements and may also be subject to certain restrictions on the payment of dividends, which could limit the Company's ability to withdraw capital from such regulated subsidiaries, which in turn could limit the Company's ability to pay dividends. See Note 7, "Regulatory Requirements," in the Notes to Consolidated Financial Statements.

MERCHANT BANKING INVESTMENTS

At November 30, 2003, the Company held investments in eight leveraged transactions with an aggregate recorded value of approximately $19.6 million, reflected in the Consolidated Statements of Financial Condition in "Other Assets." Five transactions were private principal investments aggregating $11.0 million at November 30, 2003. Three transactions were principal investments in public entities, aggregating $8.6 million at November 30, 2003. At November 30, 2002, the Company held investments in eleven leveraged transactions with an aggregate recorded value of approximately $163.2 million. Seven transactions were private principal investments aggregating $35.2 million and four transactions were principal investments in public entities, aggregating $128.0 million. Included in these public principal investments is the Company's ownership interest of approximately 10.3 million shares in Aeropostale, Inc. at November 30, 2002. During fiscal 2003, the Company sold such shares in Aeropostale, Inc.

In connection with the Company's merchant banking activities, the Company also has investments in private equity-related investment funds aggregating $333.7 million and $172.7 million at November 30, 2003 and November 30, 2002, respectively. In addition to the various direct and indirect principal investments, the Company has made commitments to invest in private equity—related investments and partnerships (see the summary table under "Commitments" in Management's Discussion and Analysis).

HIGH YIELD POSITIONS

As part of the Company's fixed income activities, it participates in the underwriting, securitization and trading of non-investment-grade debt securities, non-performing mortgage-related assets, non-investment-grade commercial and leveraged loans, and securities of companies that are the subject of pending bankruptcy proceedings (collectively, "high yield positions"). Also included in high yield positions is a portfolio of Chapter 13 and other credit card receivables from individuals. Non-investment-grade debt securities have been defined as non-investment-grade corporate debt, asset securitization positions and emerging market debt rated BB+ or lower or equivalent ratings recognized by credit rating agencies. At November 30, 2003 and November 30, 2002, the Company held high yield positions approximating $5.0 billion and $3.6 billion, respectively, substantially all of which are in "Financial Instruments Owned" in the Consolidated Statements of Financial Condition, and $847.6 million and $561.4 million, respectively, reflected in "Financial Instruments Sold, But Not Yet Purchased" in the Consolidated Statements of Financial Condition. Included in these amounts is a portfolio of non-performing mortgage-related assets as well as a portfolio of Chapter 13 and other credit card receivables aggregating $1.5 billion and $1.2 billion at November 30, 2003 and November 30, 2002, respectively.

Also included in the high yield positions above are extensions of credit to highly leveraged companies. At November 30, 2003 and November 30, 2002, the amount outstanding to highly leveraged borrowers totaled $902.8 million (gross position of $922.8 million less $20.0 million of associated hedges) and $574.6 million (gross $591.6 million less $17.0 million of associated hedges), respectively. The largest industry concentration was to the telecommunications industry, which approximated 18.8% and 18.0% of these high yield positions at November 30, 2003 and November 30, 2002, respectively. Additionally, the Company has lending commitments with these non-investment-grade borrowers (see the summary table under "Commitments" in Management's Discussion and Analysis). The Company also has exposure to non-investment-grade counterparties through its trading-related derivative activities. These amounts, net of collateral, were approximately $214.0 million and $192.0 million at November 30, 2003 and November 30, 2002, respectively.

The Company's Risk Management Department and senior trading managers monitor exposure to market and credit risk for high yield positions and establish limits for overall market exposure and concentrations of risk by individual issuer. High yield positions generally involve greater risk than investment-grade debt securities due to credit considerations, liquidity of secondary trading markets and increased vulnerability to changes in general economic conditions. The level of the Company's high yield positions, and the impact of such activities on the Company's results of operations, can fluctuate from period to period as a result of customer demand and economic and market considerations.

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations, excluding derivative financial instruments, as of November 30, 2003 were as follows:

	Payments Due by Period				
(in millions)	Fiscal 2004	Fiscal 2005–2006	Fiscal 2007–2008	Thereafter	Total
Long-term borrowings[1]	$4,867	$10,775	$6,784	$7,004	$29,430
Future minimum operating lease payments[2][3]	49	93	88	187	417

(1) Amounts include fair value adjustments in accordance with SFAS No. 133. See Note 5, "Long-Term Borrowings," in the Notes to Consolidated Financial Statements.
(2) Includes 383 Madison Avenue in New York City.
(3) See Note 16, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements.

COMMITMENTS

The Company's commitments[1] as of November 30, 2003 were as follows:

	Amount of Commitment Expiration Per Period				
(in millions)	Fiscal 2004	Fiscal 2005–2006	Fiscal 2007–2008	Thereafter	Total
Commercial loan commitments:[2]					
Investment-grade	$1,270	$ 388	$ 306	$ —	$ 1,964
Non-investment-grade	365	218	377	176	1,136
Commitments to invest in private equity-related investments and partnerships[3]					601
Underwriting commitments	411	—	—	—	411
Letters of credit	2,802	64	40	35	2,941
Other commercial commitments[4]	982	116	2	—	1,135

(1) See Note 16, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements.
(2) Commitments are shown gross of associated hedges of $644 million for investment-grade borrowers.
(3) At November 30, 2003, commitments to invest in private equity-related investments and partnerships aggregated $601 million. These commitments will be funded, if called, through the end of the respective investment periods, the longest of such periods ending in 2010.
(4) Includes $35 million in commitments with no stated maturity.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are contractual commitments between counterparties that derive their values from changes in an underlying interest rate, currency exchange rate, index (e.g., S&P 500), reference rate (e.g., LIBOR), or asset value referenced in the related contract. Some derivatives, such as futures contracts, certain options and index-referenced warrants, can be traded on an exchange. Other derivatives, such as interest rate and currency swaps, caps, floors, collars, swaptions, equity swaps and options, structured notes and forward contracts, are negotiated in the over-the-counter markets. Derivatives generate both on- and off-balance-sheet risks depending on the nature of the contract. The Company is engaged as a dealer in over-the-counter derivatives and, accordingly, enters into transactions involving derivative instruments as part of its customer-related and proprietary trading activities.

The Company's dealer activities require it to make markets and trade a variety of derivative instruments. In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into hedging transactions that may include over-the-counter derivative contracts or the purchase or sale of interest-bearing securities, equity securities, financial futures and forward contracts. The Company also utilizes derivative instruments to hedge proprietary market-making and trading activities. In this regard, the utilization of derivative instruments is designed to reduce or mitigate market risks associated with holding dealer inventories or in connection with arbitrage-related trading activities. The Company also utilizes interest rate and currency swaps, futures contracts and US treasury positions to hedge its debt issuances as part of its asset and liability management.

In connection with the Company's dealer activities, the Company formed Bear Stearns Financial Products Inc. ("BSFP") and its wholly owned subsidiary, Bear Stearns Trading Risk Management Inc. ("BSTRM"). BSFP is a wholly owned subsidiary of the Company. BSFP and BSTRM were established to provide clients with a AAA-rated counterparty that offers a wide range of global derivative products. BSFP is structured so that if a specified trigger event (including certain credit rating downgrades of the Company, the failure of BSFP to maintain its credit rating and the occurrence of a bankruptcy event with respect to the Company) occurs, BSFP will perform on all of its contracts to their original maturities with the assistance of an independent derivatives portfolio manager who would assume the active management of BSFP's portfolio ("Continuation Structure"). BSTRM is structured so that, on the occurrence of a specified trigger event, it will cash-settle all outstanding derivative contracts in a predetermined manner ("Termination Structure"). Clients can use either structure. The AAA/Aaa ratings that BSFP and BSTRM have received are based on their ability to meet their respective obligations without any additional capital from the Company. In the unlikely occurrence of a trigger event, the Company does not expect any significant incremental impact on the liquidity or financial condition of the Company. At November 30, 2003, the potential cash settlement payable by BSTRM on the occurrence of a trigger event was $93.7 million.

To measure derivative activity, notional or contract amounts are frequently used. Notional/contract amounts are used to calculate contractual cash flows to be exchanged and are generally not actually paid or received, with the exception of currency swaps, foreign exchange forwards and mortgage-backed securities forwards. The notional/contract amounts of financial instruments that give rise to off-balance-sheet market risk are indicative only to the extent of involvement in the particular class of financial instrument and are not necessarily an indication of overall market risk.

As of November 30, 2003 and November 30, 2002, the Company had notional/contract amounts of approximately $2.15 trillion and $1.55 trillion, respectively, of derivative financial instruments, of which $413.1 billion and $421.1 billion, respectively, were listed futures and option contracts. The aggregate notional/contract value of derivative contracts is a reflection of the level of activity and does not represent the amounts that are recorded in the Consolidated Statements of Financial Condition. The Company's derivative financial instruments outstanding, which either are used to hedge trading positions, debt, or are part of its derivative dealer activities, are marked to fair value.

The Company's derivatives have a notional weighted average maturity of approximately 4.2 years and 3.9 years at November 30, 2003 and November 30, 2002, respectively.

The maturities of notional/contract amounts outstanding for derivative financial instruments as of November 30, 2003 were as follows:

(in billions)	Less Than One Year	One to Three Years	Three to Five Years	Greater Than Five Years	Total
Swap agreements, including options, swaptions, caps, collars and floors	$269.9	$472.0	$401.7	$508.9	$1,652.5
Futures contracts	107.5	65.7	11.7	—	184.9
Forward contracts	65.5	—	—	—	65.5
Options held	129.8	24.7	0.9	0.2	155.6
Options written	74.1	14.8	0.8	0.1	89.8
Total	$646.8	$577.2	$415.1	$509.2	$2,148.3
Percent of total	30.1%	26.9%	19.3%	23.7%	100.0%

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions which could materially affect reported amounts in the financial statements (see Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements). Critical accounting policies are those policies that are the most important to the financial statements and/or those that require significant management judgment related to matters that are uncertain.

VALUATION OF FINANCIAL INSTRUMENTS

The Company has identified the valuation of financial instruments as a critical accounting policy due to the complex nature of certain of its products, the degree of judgment required to appropriately value these products and the pervasive impact of such valuation on the financial condition and earnings of the Company.

The Company's financial instruments can be aggregated in three broad categories: (1) those whose fair value is based on quoted market prices or for which the Company has independent external valuations, (2) those whose fair value is determined based on readily observable price levels for similar instruments and/or models or methodologies that employ data that are observable from objective sources, and (3) those whose fair value is estimated based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources.

(1) Financial Instruments Valued Based on Quoted Market Prices or for Which the Company Has Independent External Valuations

The Company's valuation policy is to use quoted market prices from securities and derivatives exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily exchange-traded derivatives and listed equities. Financial instruments that are most typically valued using alternative approaches but for which the Company typically receives independent external valuation information include US treasuries, most mortgage-backed securities and corporate, emerging market, high yield and municipal bonds. Unlike most equities, which tend to be traded on exchanges, the vast majority of fixed income trading (including US treasuries) occurs in over-the-counter markets, and, accordingly, the Company's valuation policy is based on its best estimate of the prices at which these financial instruments trade in those markets. The Company is an active dealer in most of the over-the-counter markets for these financial instruments, and typically has considerable insight into the trading level of financial instruments held in inventory and/or related financial instruments that it uses as a basis for its valuation.

(2) Financial Instruments Whose Fair Value Is Determined Based on Internally Developed Models or Methodologies That Employ Data That Are Readily Observable from Objective Sources

The second broad category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions. This subjectivity makes these valuations inherently less reliable than quoted market prices. Financial instruments in this category include non-exchange-traded derivatives such as interest rate swaps, certain mortgage-backed securities and certain other cash instruments. For an indication of the Company's involvement in derivatives, including maturity terms, see the table setting forth notional/contract amounts outstanding in the preceding "Derivative Financial Instruments" section.

(3) Financial Instruments Whose Fair Value Is Estimated Based on Internally Developed Models or Methodologies Utilizing Significant Assumptions or Other Data That Are Generally Less Readily Observable from Objective Sources

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long-dated or unique in nature and therefore engender considerable judgment by traders and their management who, as dealers in many of these instruments, have the appropriate knowledge to estimate data inputs that are less readily observable. For certain instruments, extrapolation or other methods are applied to observed market or other data to estimate assumptions that are not observable. At November 30, 2003 and November 30, 2002, such positions (primarily fixed income cash positions) aggregated approximately $3.4 billion and $3.1 billion, respectively, in "Financial Instruments Owned" and $740 million and $328 million, respectively, in "Financial Instruments Sold, But Not Yet Purchased" in the Consolidated Statements of Financial Condition.

As part of the Company's fixed income activities, the Company participates in the underwriting, securitization or trading of non-performing mortgage-related assets, real estate assets and certain residuals. In addition, the Company has a portfolio of Chapter 13 and other credit card receivables from individuals. Certain of these high yield positions have limited price observability. In these instances, fair values are determined by statistical analysis of historical cash flows, default probabilities, recovery rates, time value of money and discount rates considered appropriate given the level of risk in the instrument and associated investor yield requirements.

As a major dealer in derivatives, the Company is engaged in structuring and acting as principal in complex derivative transactions. Complex derivatives include certain long-dated equity derivatives, certain credit and municipal derivatives and other exotic derivative structures. These non-exchange-traded instruments may have immature or limited markets and, by their nature, involve complex valuation methodologies and models, which are often refined to correlate with the market risk of these instruments.

Controls Over Valuation of Financial Instruments

In recognition of the importance the Company places on the accuracy of its valuation of financial instruments as described in the three categories above, the Company engages in an ongoing internal review of its valuations. Members of the Controllers and Risk Management Departments perform analysis of internal valuations, typically on a monthly basis but often on an intra-month basis as well. These departments are independent of the trading areas responsible for valuing the positions. Results of the monthly validation process are reported to the Mark-to-Market (MTM) Committee, which is composed of senior management from the Risk Management and Controllers Departments. The MTM Committee is responsible for ensuring that the approaches used to independently validate the Company's valuations are robust, comprehensive and effective. Typical approaches include valuation comparisons with external sources, comparisons with observed trading, independent comparisons of key model valuation inputs, independent trade modeling and a variety of other techniques. See "Risk Management" for additional details.

Merchant Banking

As part of its merchant banking activities, the Company participates from time to time in principal investments in leveraged transactions. As part of these activities, the Company originates, structures and invests in merger, acquisition, restructuring and leveraged capital transactions, including leveraged buyouts. The Company's principal investments in these transactions are generally made in the form of equity investments, equity-related investments or subordinated loans and have not historically required significant levels of capital investment.

Equity securities acquired as a result of leveraged acquisition transactions are reflected in the consolidated financial statements at their initial cost until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. Generally, the carrying values of these securities will be increased only in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices. Reductions to the carrying value of these securities are made in the event that the Company's estimate of net realizable value has declined below the carrying value. See "Merchant Banking Investments" in Management's Discussion and Analysis for additional details.

OFF-BALANCE-SHEET ARRANGEMENTS

In the normal course of business, the Company enters into arrangements with special-purpose entities ("SPEs"), also known as variable interest entities ("VIEs"). SPEs are corporations, trusts or partnerships which are established for a limited purpose. SPEs, by their nature, generally are not controlled by their equity owners, as the establishing documents govern all material decisions. The Company's primary involvement with SPEs relates to securitization transactions in which transferred assets, including commercial and residential mortgages, consumer receivables, securities and other financial assets are sold to an SPE and repackaged into securities or similar beneficial interests. SPEs may also be used to create securities with a unique risk profile desired by investors and as a means of intermediating financial risk. The Company, in the normal course of business may establish SPEs, sell assets to SPEs, underwrite, distribute, and make a market in securities or other beneficial interests issued by SPEs, transact derivatives with SPEs, own securities or other beneficial interests, including residuals, in SPEs and provide liquidity or other guarantees for SPEs.

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125," to account for securitizations and other transfers of financial assets. In accordance with SFAS No. 140, the Company accounts for transfers of financial assets as sales provided that control has been relinquished. Control is deemed to be relinquished only when all of the following conditions have been met: (1) the assets have been isolated from the transferor, even in bankruptcy or other receivership; (2) the transferee is a Qualifying Special Purpose Entity ("QSPE") or has the right to pledge or exchange the assets received and (3) the transferor has not maintained effective control over the transferred assets. Therefore, the Company derecognizes financial assets transferred in securitizations provided that such transfer meets all of these criteria. See Note 14, "Transfers of Financial Assets and Liabilities," in the Notes to Consolidated Financial Statements for a complete discussion of the Company's securitization activities.

The Company currently determines whether to consolidate SPEs based upon the accounting guidance provided in SFAS No. 140 and Emerging Issues Task Force ("EITF") Topic D-14, "Transactions Involving Special Purpose Entities," for entities in which it acquired interests prior to January 31, 2003 and FASB Interpretation No. 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51," ("FIN No. 46") for entities in which it acquired interests after January 31, 2003. In fiscal 2004, the Company plans to adopt FIN No. 46 as revised, and will use this guidance to determine whether an SPE should be consolidated. See Note 15, "Consolidation of Variable Interest Entities," in the Notes to Consolidated Financial Statements for a complete discussion of the consolidation of VIEs.

The majority of the SPEs that the Company sponsors or transacts with are QSPEs, which the Company does not consolidate in accordance with this guidance. QSPEs are entities that have no discretionary activities and may only passively hold assets and distribute cash generated by the assets they hold. The Company reflects the fair value of its interests in QSPEs on its balance sheet but does not recognize the assets or liabilities of QSPEs. QSPEs are employed extensively in the Company's mortgage and asset securitization business.

Certain other SPEs do not meet the requirements of a QSPE, because their activities are not sufficiently limited or they have entered into certain non-qualifying transactions. The Company generally consolidates these entities under EITF D-14 unless a third-party investor owns a substantive equity investment that represents a controlling interest and is subject to first dollar risk of loss, or under FIN No. 46 if it owns a majority of the variable interests. These SPEs are commonly employed in collateralized debt obligation transactions where portfolio managers require the ability to buy and sell assets or in synthetic credit transactions. These transactions typically involve no recourse to the Company.

In addition to the above, in the ordinary course of business the Company issues various guarantees to counterparties in connection with certain derivative, leasing, securitization and other transactions. See Note 17, "Guarantees," for a complete discussion on guarantees.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a guarantor to recognize, at inception, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions were effective for guarantees made or modified after December 31, 2002. The disclosure provisions were effective for fiscal periods ending after December 15, 2002. The Company adopted FIN No. 45 as required in fiscal 2003 with no material impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amended SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides three alternative methods for a voluntary change to fair value accounting for stock-based compensation as permitted under SFAS No. 123. The Company elected to adopt fair value accounting for stock-based compensation in fiscal 2003 using the prospective method provided by SFAS No. 148. See Note 11, "Stock Compensation Plans," in the Notes to Consolidated Financial Statements for a discussion of the impact of this election.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51." FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities ("VIEs"). FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. On December 24, 2003, the FASB published a revision to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51," ("FIN No. 46 (R)"), a replacement of FIN No. 46. FIN No. 46 (R) provides technical corrections and addresses implementation issues.

In fiscal 2003, the Company adopted FIN No. 46 for VIEs in which it acquired an interest after January 31, 2003. In fiscal 2004, the Company plans to adopt FIN No. 46 (R) for VIEs in which it acquired variable interests before February 1, 2003 as well as for those VIEs for which the Company has previously applied FIN No. 46. Such adoption is not currently expected to have a material impact on the consolidated financial statements. See Note 15, "Consolidation of Variable Interest Entities," in the Notes to Consolidated Financial Statements for a further discussion.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In addition, the statement clarifies when a derivative contains a financing element that warrants special reporting in the statement of cash flows. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 as required in fiscal 2003 with no material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 as required in fiscal 2003 with no material impact on the consolidated financial statements.

SPECIALIST ACTIVITIES

The Company participates, through a majority-owned joint venture, in specialist activities on the NYSE, AMEX and International Securities Exchange. For fiscal 2003, 2002 and 2001, the Company included revenues from specialist activities in "Principal Transactions" revenues in the Consolidated Statements of Income. Due to the occurrence of a Control Event triggered in December 2003, as defined by the joint venture Operating Agreement, the Company is now entitled to designate a majority of the voting members of the Management Committee, which would result in a controlling interest. As a result, commencing in fiscal 2004, the Company will begin consolidating this entity. Such consolidation is not currently expected to have a material impact on the consolidated financial statements.

EFFECTS OF INFLATION

Since the Company's assets are primarily recorded at their current market value and to a large extent are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects the Company's expenses, such as employee compensation, office leasing costs, information technology and communications charges, which may not be readily recoverable in the price of services offered by the Company. To the extent that inflation causes interest rates to rise and has other adverse effects on the securities markets and on the value of securities held in inventory, it may adversely affect the Company's financial position and results of operations.

THE BEAR STEARNS COMPANIES INC.

RISK MANAGEMENT

OVERALL

The Company's principal business activities engender significant market and credit risks. In addition, the Company is subject to operational, legal, funding and other risks. Effective identification, assessment and management of these risks are critical to the success and stability of the Company. As a result, comprehensive risk management procedures have been established to identify, monitor and control each of these major risks. The Company's diverse securities industry activities help to reduce the impact that volatility in any particular market may have on its net revenues. Funding risk is discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations in the "Liquidity and Capital Resources" section.

Managing risk at the Company begins with the expertise and experience of trading department management. Senior managing directors in each department have extensive knowledge of the specialized products, markets and activities in which they do business. Their experience and insight are supplemented by risk management procedures that monitor and evaluate the Company's risk profile.

The cornerstone of these procedures is constant communication between trading department management and senior management concerning inventory positions and market risk profile. This process culminates each week with the trading departments making formal reports of positions, profits and losses and certain trading strategies to Bear Stearns' Risk Committee. The Risk Committee, which comprises senior managing directors from each trading department as well as the Risk Management Department, provides a high level of oversight to trading departments and their trading strategies.

The risk management process encompasses many units independent of the trading desks, including the Risk Management, Global Credit, Global Clearing Services, Controllers, Operations, Compliance, Legal and Financial Analytics & Structured Transactions Departments, and is intended to support and enforce the Company's policies and procedures with a focus on market and credit risk. Those procedures begin with the Company marking its financial instruments owned to fair value on a daily basis and producing daily profit and loss statements for senior management covering all trading departments.

The Company believes that a clear understanding of how its positions generate profit or loss on a daily basis is crucial to managing risk. Many of the independent units are actively involved in ensuring the integrity and clarity of the daily profit and loss statements. Activities include daily and monthly price verification procedures, position reconciliation, review of pricing models and review of booking of complex transactions. Furthermore, the Company uses market-based credit pricing to estimate the appropriate credit reserves associated with certain counterparty credit exposures.

In addition, trading desk management, senior management and independent units also review the age and composition of proprietary accounts and review risk reports appropriate to the risk profile of each trading activity. Risk limits are established and monitored, market conditions are evaluated, certain transactions are reviewed in detail, and quantitative methods such as value-at-risk and stress testing are employed (see "Value-at-Risk"). These activities better ensure that trading strategies are followed within acceptable risk parameters.

The Risk Management Department is independent of all trading areas and reports directly to the Executive Committee. The goals of the department are to understand the market risk profile of each trading area, to consolidate risk firmwide, to articulate large trading or position risks to senior management, to provide traders with perspectives on their positions and to better ensure accurate mark-to-market pricing. The department supplements the communication between trading managers and senior management by providing its independent perspective on the Company's market risk profile via a daily risk highlights report that is distributed to a number of senior managers in the Company.

The Global Credit Department monitors and controls extensions of credit to customers and dealer counterparties and, in conjunction with the Credit Policy Committee and its subcommittee, the Global Credit Committee, establishes and reviews appropriate credit limits and collateral requirements for customers and dealer counterparties. The Credit Policy Committee is composed of senior risk, legal and business managers. The Credit Policy Committee delegates credit approval authority to the Global Credit Committee, approves exposure measurement standards, reviews concentrations of credit risk, sets documentation and credit support standards and considers new or unusual credit-related transactions. The Global Credit Committee, which includes several members of the Credit Policy Committee, implements policy through its review and approval of counterparty credit limits. Credit limits are set to cap potential exposure arising from repurchase and resale agreements, stock borrowing or loan facilities, derivative financial instruments and other products which may give rise to secured and unsecured credit.

The Company's Principal Activities Committee, consisting of senior investment banking, capital markets, credit and risk management professionals, reviews and approves loan underwriting proposals. Certain leveraged loan commitments, as well as large or unusual credit extensions, are referred for approval to the Company's Executive Committee. Dedicated professionals in several departments contribute to the administration of the Company's credit policies and procedures. The responsible groups include Global Credit, Operations and Administration (Margin), Global Clearing Services (Prime Brokerage), Risk Management and Investment Banking.

The following discussion of the Company's risk management procedures for its principal risks and the estimated amounts of the Company's market risk exposure generated by the Company's statistical analyses contains forward-looking statements. The analyses used to assess such risks are not predictions of future events, and actual results may vary significantly from such analyses due to events in the markets in which the Company operates and certain other factors as described herein.

MARKET RISK

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest and currency exchange rates, equity and futures prices, changes in the implied volatility of interest rates, foreign exchange rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of either the issuer or its country of origin. Market risk can be exacerbated in times of illiquidity where market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Market risk is inherent to both cash and derivative financial instruments and, accordingly, the scope of the Company's market risk management procedures includes all market risk-sensitive financial instruments. The Company's exposure to market risk is directly related to its role as a financial intermediary in customer trading transactions and to its proprietary trading, investment and arbitrage activities.

The Company makes dealer markets in investment-grade corporate debt, non-investment-grade corporate ("high yield") debt, US government securities, sovereign debt, emerging markets debt obligations, mortgages and mortgage-backed securities, other collateralized securities and municipal bonds. The Company is also an active market maker and conducts block trading activities in both listed and over-the-counter equity markets. In connection with these activities, the Company may be required to maintain significant inventories to ensure availability and to facilitate customer order flow. The Company is also engaged as a dealer in both listed and over-the-counter derivatives and, accordingly, enters into transactions such as interest rate and cross-currency swaps, over-the-counter options on interest rates and foreign currencies, various credit default swaps and equity swaps and options, all as part of its customer and proprietary trading activities. In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into hedging transactions, which may include listed and over-the-counter derivative contracts or the purchase or sale of securities, financial futures and options on futures or forward contracts. Additionally, the Company has a significant investment in a limited liability company that is involved in specialist activities. Stock exchange rules require that specialists maintain an orderly market, including purchasing shares in a declining market, which may result in trading losses.

The Company's arbitrage activities are designed to take advantage of market price discrepancies in securities trading in different markets, between related products or derivative instruments. Arbitrage activities involve maintaining offsetting positions in other financial instruments. In many instances, the Company may be required to purchase or sell derivative financial instruments as part of the arbitrage of a cash market security. These transactions may involve forward-settling transactions such as forwards or futures, where the objective may be to capture differences in the time value of money, or options transactions, which seek to capture differences between the expected and actual volatility of the underlying instrument. The Company attempts to mitigate market risk in these activities by entering into hedging transactions.

Following is a discussion of the Company's primary market risk exposures as of November 30, 2003 and November 30, 2002, including a discussion of how those exposures are currently managed.

INTEREST RATE RISK

Interest rate risk is a consequence of maintaining market-making and proprietary inventory positions and trading in interest rate-sensitive financial instruments. In connection with the Company's dealer and arbitrage activities, including market-making in over-the-counter derivative contracts, the Company exposes itself to interest rate risk arising from changes in the level or volatility of interest rates, mortgage prepayment speeds or the level and shape of the yield curve. The Company's fixed income activities also expose it to the risk of loss related to changes in credit spreads on debt instruments. Credit spread risk arises from the potential that changes in an issuer's credit rating or credit perception could affect the value of financial instruments. Credit risk resulting from default on counterparty obligations is discussed in the Credit Risk section below. The Company attempts to hedge its exposure to interest rate risk primarily through the use of interest rate swaps, options, Eurodollar and US government securities, and futures and forward contracts designed to reduce the Company's risk profile. Credit spread risk is hedged through the use of credit derivatives such as credit default swaps, as well as offsetting long or short positions in various related securities.

FOREIGN EXCHANGE RATE RISK

Foreign exchange rate risk arises from the possibility that changes in foreign exchange rates will affect the value of financial instruments. When the Company buys or sells a foreign currency or a financial instrument denominated in a currency other than US dollars, exposure exists from a net open currency position. Until the position is covered by selling or buying the equivalent amount of the same currency or by entering into a financing arrangement denominated in the same currency, the Company is exposed to a risk that the exchange rate may move against it. The Company attempts to hedge the risk arising from its foreign exchange activities primarily through the use of currency borrowing, swaps, options, forwards and futures.

EQUITY PRICE RISK

The Company is exposed to equity price risk through making markets in equity securities and equity derivatives as well as specialist activities. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities or instruments that derive their value from a particular stock, a basket of stocks or a stock index. The Company attempts to reduce the risk of loss inherent in its inventory of equity securities by entering into hedging transactions, including equity options and futures, designed to mitigate the Company's market risk profile.

VALUE-AT-RISK

An estimation of potential losses that could arise from changes in market conditions is typically accomplished through the use of statistical models, known as value-at-risk ("VaR"), that seeks to predict risk of loss based on historical and/or market-implied price and volatility patterns. VaR estimates the probability of the value of a financial instrument rising above or falling below a specified amount. The calculation uses the simulated changes in value of the market risk-sensitive financial instruments to estimate the amount of change in the current value that could occur at a specified probability level.

The Company has performed an entity-wide VaR analysis of the Company's financial assets and liabilities, including financial instruments owned and sold, repurchase and resale agreements, and funding assets and liabilities. The Company regularly evaluates and enhances such VaR models in an effort to more accurately measure risk of loss. Certain equity-method investments and non-publicly traded investments are not reflected in the VaR results. The VaR related to certain non-trading financial instruments has been included in this analysis and is not reported separately because the amounts are not material. The calculation is based on a methodology that uses a one-day interval and a 95% confidence level. Interest rate risk for most desks use a historical simulation approach for VaR. Foreign exchange rate risk and for a limited number of desks the interest rate risk, use a "Monte Carlo" value-at-risk approach. Historical simulation involves the generation of price movements in a portfolio using price sensitivities, and historical movements of the underlying risk factors to which the securities are sensitive. Monte Carlo simulation involves the generation of price movements in a portfolio using a random number generator. The generation of random numbers is based on the statistical properties of the securities in the portfolio. For interest rates, each country's yield curve has five factors that describe possible curve movements, where appropriate. These were generated from principal component analysis. In addition, volatility and spread risk factors as well as intercountry correlations were used, where appropriate.

Equity price risk was measured using a combination of historical and Monte Carlo approaches. Equity and equity derivatives risk were treated as correlated with various domestic and international indices, of which the Company used approximately 50 at November 30, 2003 and November 30, 2002. Parameter estimates, such as volatilities and correlations, were based on daily tests through November 30, 2003.

VaR has inherent limitations, including reliance on historical data, which may not accurately predict future market risk, and the quantitative risk information generated is limited by the parameters established in creating the models. There can be no assurance that actual losses occurring on any one day arising from changes in market conditions will not exceed the VaR amounts shown below or that such losses will not occur more than once in 20 days. However, the Company believes VaR models are an appropriate methodology for comparison of risk profiles across companies in the financial services industry.

The aggregate VaR presented below is less than the sum of the individual components (i.e., interest rate risk, foreign exchange rate risk, equity risk) due to the benefit of diversification among the risks. The following table illustrates the VaR for each component of market risk as of November 30, 2003 and 2002. Commodity risk has been excluded due to immateriality at November 30, 2003 and 2002.

(in millions)	**2003**	2002
MARKET RISK		
Interest rate	**$14.9**	$17.8
Currency	**0.9**	0.6
Equity	**3.7**	3.4
Diversification benefit	**(4.2)**	(3.7)
Aggregate VaR	**$15.3**	$18.1

Aggregate VaR decreased in 2003 due primarily to decreases in interest rate and credit spread VaR.

The table below illustrates the high, low and average (calculated on a monthly basis) VaR for each component of market risk and aggregate market risk during fiscal 2003:

(in millions)	High	Low	Average
MARKET RISK			
Interest rate	$17.9	$12.6	$15.2
Currency	1.3	0.6	0.8
Equity	5.4	3.0	4.2
Aggregate VaR	18.5	13.4	15.8

As previously discussed, the Company utilizes a wide variety of market risk management methods, including trading limits; marking all positions to market on a daily basis; daily profit and loss statements; position reports; daily risk highlight reports; aged inventory position reports; and independent verification of inventory pricing. Additionally, management of each trading department reports positions, profits and losses and notable trading strategies to the Risk Committee on a weekly basis. The Company believes that these procedures, which stress timely communication between traders, trading department management and senior management, are the most important elements of the risk management process.

Stress testing (also referred to as scenario analysis) measures the risk of loss over a variety of extreme market conditions that are defined in advance. Stress testing is a key methodology used in the management of market risk as well as counterparty credit risk (see "Credit Risk" below). Stress tests are calculated at the firmwide level, for particular trading books, for particular customer accounts and for particular individual positions. Stress tests are performed on a regular basis as well as on an ad hoc basis, as deemed appropriate. The ongoing evaluation process of trading risks as well as the consideration of new trading positions commonly incorporates an ad hoc discussion of "what-if" stressed market conditions and their impact on profitability. This analysis varies in its degree of formality based on the judgment of trading department management, risk management and senior managers. While the Company recognizes that no methodology can perfectly predict future market conditions, it believes that these tools are an important supplement to the Company's risk management process. The Company expects to continue to develop and refine its formal stress testing methodologies.

The following charts represent a summary of the daily principal transactions revenues and reflect a combination of trading revenues, net interest revenues for certain trading areas and other revenues for the fiscal years ended November 30, 2003 and November 30, 2002, respectively. These charts represent a historical summary of the results generated by the Company's trading activities as opposed to the probability approach used by the VaR model. The average daily trading profit was $13.1 million and $10.1 million for the fiscal years ended November 30, 2003 and November 30, 2002, respectively. There were no daily trading losses for the fiscal year ended November 30, 2003. Daily trading losses exceeded the reported average VaR amounts less than 1% of the total trading days during the fiscal year ended November 30, 2002. The frequency distribution of the Company's daily net trading revenues reflects the Company's historical ability to manage its exposure to market risk and the diversified nature of its trading activities. No guarantee can be given regarding future net trading revenues or future earnings volatility. The Company believes that these results are indicative of its commitment to the management of market trading risk.

DISTRIBUTION OF DAILY NET TRADING REVENUES


FISCAL YEAR ENDED NOVEMBER 30, 2003
NUMBER OF TRADING DAYS
90
80
70
60
50
40
30
20
10
0
(10)+
(10)-(5)
(5)-0
0-5
5-10
10-15
15-20
20-25
25-30
30+
DAILY NET TRADING REVENUES ($ in millions)


FISCAL YEAR ENDED NOVEMBER 30, 2002
NUMBER OF TRADING DAYS
90
80
70
60
50
40
30
20
10
0
(10)+
(10)-(5)
(5)-0
0-5
5-10
10-15
15-20
20-25
25-30
30+
DAILY NET TRADING REVENUES ($ in millions)

CREDIT RISK

Credit risk arises from potential non-performance by counterparties, customers, borrowers or debt security issuers. The Company is exposed to credit risk as trading counterparty to dealers and customers, as direct lender, as holder of securities and as member of exchanges and clearing organizations. The Company has established policies and procedures to manage credit risk.

The Global Credit Department monitors and controls extensions of credit to counterparties of the Company. The department's professionals assess the creditworthiness of the Company's counterparties, assign a credit rating to each counterparty and assign or recommend credit limits and requirements. In addition, credit and quantitative analysts assess the quality and acceptability of collateral, measure potential credit exposure associated with certain transactions, monitor compliance with credit limits, obtain appropriate legal documentation and provide comprehensive credit risk reporting for senior management.

Credit analysts and managers are based in Company offices in New York, San Francisco, London, Dublin, Hong Kong and Tokyo and specialize by industry within the US and otherwise by country or region. Each analyst provides rating and limit recommendations to senior credit officers who either take action or refer recommendations to the Global Credit Committee or the Credit Policy Committee. All counterparties are assigned internal credit ratings reflecting the Global Credit Department's quantitative and qualitative assessment of the counterparty's relative probability of default. The internal rating process may include review of audited financial statements, review of opinions of major rating agencies, assessment of industry or sovereign factors, review of market developments, meetings with management and analysis of the risk of transactions with the counterparty.

The Company measures its actual credit exposure (the replacement cost of counterparty contracts) on a daily basis. Master netting agreements, collateral and credit insurance are used to mitigate counterparty credit risk. The credit exposures reflect these risk-reducing features to the extent they are legally enforceable. The Company's net replacement cost of derivative contracts in a gain position at November 30, 2003 and November 30, 2002 approximated $4.11 billion and $4.20 billion, respectively. These amounts are net of counterparty credit reserves, which are estimated by applying counterparty-specific market-based credit spreads to the expected exposure of derivatives and foreign exchange transactions, after giving effect to collateral. Exchange-traded financial instruments, which typically are guaranteed by a highly rated clearing organization, have margin requirements that substantially mitigate risk of credit loss.

The Company establishes potential exposure limits across a variety of financing and trading products for all counterparties on a group and individual entity basis. Potential exposure is the statistically estimated net credit exposure associated with adverse market moves over the life of transactions at a 97.7% confidence interval. For over-the-counter derivative and foreign exchange contracts, the potential exposure is estimated daily using sophisticated, internally developed risk models that employ Monte Carlo simulations. Potential exposure estimates consider the size and maturity of contracts; the volatility of, and correlations among, the underlying assets, indices and currencies; settlement mechanisms; rights to demand additional collateral; and other legally enforceable credit mitigants such as third-party guarantees or insurance. For other credit sensitive fixed income products, potential exposure limits are converted to notional amounts using appropriate risk factors.

The Company establishes country concentration limits and monitors actual and potential exposures, including both position and counterparty exposures, in emerging markets. The Sovereign Risk Unit evaluates international macroeconomic conditions and recommends country concentration limits. The Company limits and monitors its exposure to sovereign default, devaluation and inconvertibility of local currencies.

The Margin Department is responsible for evaluating the risk of extending loans to the Company's customers secured by certain marketable securities. The department evaluates the acceptability of collateral and actively monitors to ensure that collateral received meets regulatory and internal requirements. Internal (or "house") margin requirements generally exceed minimum regulatory requirements and may be adjusted for specific securities based on volatility or liquidity. The Special Credit Services unit of the Global Credit Department evaluates and sets terms for loans secured by restricted or control stock, emerging markets securities and concentrated or less liquid securities.

The Risk Management Department is responsible for monitoring the market risk of the Company's proprietary positions. As part of its duties, the group evaluates the credit quality of securities positions held in inventory to quantify and limit the risk to the Company of issuer default or changes in credit spreads. In a similar manner, the department also evaluates the credit quality of reference issuer obligations associated with derivatives contracts whose values are linked to the credit quality or credit spread trading level of reference issuers. The department monitors issuer credit exposures across the various cash and derivative trading desks that trade in securities or derivatives of the same or related issuers to monitor aggregate exposures. This process also aggregates counterparty credit exposures with issuer exposures to produce a more comprehensive perspective on the Company's exposure to credit risks.

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or engaged in a particular industry. Positions taken and commitments made by the Company, including underwriting, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment-grade issuers. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of market and credit risk.

Global Clearing Services carries the accounts of professional clients, including floor traders and specialists, arbitrageurs, broker-dealers, hedge funds and fund of funds groups. These clients employ a wide variety of trading styles including option hedging, market-neutral statistical arbitrage, risk arbitrage, hedged convertible strategies and multiple fixed income strategies. Trading strategies are employed in both domestic and international markets. The extension of credit, via secured margin debt for a given customer, is determined by the Risk Department of Global Clearing Services using a systematic analysis of the securities held and trading strategy that such customer employs. Global Clearing Services has established a risk-based, margin lending policy under which the minimum capital requirement for a portfolio may be greater than the applicable regulatory capital requirement for the sum of the underlying constituents of that portfolio.

Client portfolios are analyzed and evaluated daily through extensive stress testing simulations designed to estimate market-related risk under different scenarios. Using its internally developed risk management system known as RACS (Risk Analytic Control System), the Risk Department is able to analyze every professional client's portfolio prior to each market opening as well as to track that portfolio on an intra-day basis. Client positions are simulated across more than 200 different scenarios resulting in a wide variety of potential profit and loss possibilities. Some basic assumptions used in the analysis are minimum portfolio moves of 20% as well as minimum moves in individual securities of 25% or more. Other scenarios include price movement tests of 1 and 2 standard deviations, fixed percentage moves, beta-weighted and market-capitalization-driven extreme price moves. Scenarios are constructed in such a way as to assess position and portfolio sensitivities to changes in underlying prices, volatilities, interest rates, credit spreads, cross-currency rates and forward time horizons. Experienced managers review the results of the stress testing to determine whether additional margin is necessary. In addition to client-level security and portfolio analysis, the system produces over 40 various reports that provide multi-dimensional views, which include industry exposures, country/region exposures and security concentration and liquidity risk.

OPERATIONAL RISK

Operational risk is the potential for loss arising from limitations in the Company's financial systems and controls, deficiencies in legal documentation, non-compliance with the execution of legal, regulatory and fiduciary responsibilities, deficiencies in technology and the risk of loss attributable to operational problems. In particular, the Company is an active participant in over-the-counter markets, including derivative, commercial and residential mortgage loans, leveraged loans and Chapter 13 and other credit card receivables. The nature of many of these financial instruments is such that they are valued through the use of models. The complexities and reduced transparency inherent in financial instruments valued using models, as compared with exchange-traded prices or other quoted market valuations, introduce a particular element of operational risk into the Company's business. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing regulation and transaction volumes.

In an effort to reduce or mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms at different levels throughout the organization and within such departments as Controllers, Operations, Legal, Compliance and Internal Audit. These control mechanisms are designed to better ensure that operational policies and procedures are being followed and that the Company's various businesses are operating within established corporate policies and limits.

Management has established and maintains an effective internal control structure over financial reporting, the primary goal of which is to ensure that policies and procedures have been established regarding authorization, access to assets and asset accountability. This provides a high degree of assurance that assets are acquired and safeguarded and that liabilities are incurred and discharged in accordance with management's authorization. In addition, an effective internal control structure ensures that financial information is accurately maintained in the books and records of the Company. The Company also has effective risk controls in place to ensure that operational functions such as transaction initiation, transaction processing and settlement/clearance are functioning properly.

The Company has invested heavily in technology over the years to have the ability to gather and process information efficiently and to handle the wide variety of products and services the Company offers. In addition, the Company's investment in technology allows the Company to communicate information efficiently and securely to customers and to groups within the Company.

The Management and Compensation Committee, together with the Operations Committee, has oversight responsibilities for operational and other matters that affect the Company's day-to-day activities. These committees, along with the newly-formed New Products and Special Structured Transactions Committee, ensure that identified new businesses and products are reviewed in advance for legal, credit, operational, accounting, risk and related concerns. These committees also better ensure that procedures, policies and safeguards are in place before activities commence.

LEGAL RISK

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements and the risk that a counterparty will not perform on its obligations due to non-credit-related conditions, including counterparty legal authority and capacity. The Company is generally subject to extensive regulation in the various jurisdictions in which it conducts its business. The Company has established procedures based on legal and regulatory requirements on a worldwide basis that are designed to ensure compliance with applicable statutory and regulatory requirements. The Company has established policies and procedures in an effort to mitigate the risk that counterparty performance obligations will be unenforceable.

OTHER RISKS

Other risks encountered by the Company include political, regulatory and tax risks. These risks reflect the potential impact that changes in local and international laws, regulatory requirements or tax statutes have on the economics and viability of current or future transactions. In an effort to mitigate these risks, the Company seeks to continuously review new and pending regulations and legislation and participates in various industry interest groups.

THE BEAR STEARNS COMPANIES INC.

INDEPENDENT AUDITORS' REPORT

Deloitte.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE BEAR STEARNS COMPANIES INC.

We have audited the accompanying consolidated statements of financial condition of The Bear Stearns Companies Inc. and subsidiaries ("Company") as of November 30, 2003 and November 30, 2002, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended November 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Bear Stearns Companies Inc. and subsidiaries at November 30, 2003 and November 30, 2002, and the results of their operations and their cash flows for the fiscal years ended November 30, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," in the fiscal year ended November 30, 2003.

Deloitte & Touche LLP

Deloitte & Touche LLP
New York, New York
February 13, 2004

THE BEAR STEARNS COMPANIES INC.

CONSOLIDATED STATEMENTS OF INCOME

Fiscal Years Ended November 30,	2003	2002	2001
(in thousands, except share and per share data)			
REVENUES			
Commissions	**$1,077,926**	$1,110,974	$1,116,731
Principal transactions	**3,292,888**	2,537,799	2,282,797
Investment banking	**904,612**	833,480	772,125
Interest and dividends	**1,955,373**	2,232,159	4,339,298
Other income	**164,645**	176,404	190,082
Total revenues	**7,395,444**	6,890,816	8,701,033
Interest expense	**1,400,953**	1,762,580	3,793,998
Revenues, net of interest expense	**5,994,491**	5,128,236	4,907,035
NON-INTEREST EXPENSES			
Employee compensation and benefits	**2,880,695**	2,508,197	2,528,852
Floor brokerage, exchange and clearance fees	**180,548**	197,266	161,363
Communications and technology	**365,317**	382,857	453,261
Occupancy	**137,778**	152,523	146,620
Advertising and market development	**106,506**	102,984	126,669
Professional fees	**133,304**	132,927	175,249
Other expenses	**418,074**	340,519	380,577
Total non-interest expenses	**4,222,222**	3,817,273	3,972,591
Income before provision for income taxes and cumulative effect of change in accounting principle	**1,772,269**	1,310,963	934,444
Provision for income taxes	**615,863**	432,618	309,479
Income before cumulative effect of change in accounting principle	**1,156,406**	878,345	624,965
Cumulative effect of change in accounting principle, net of tax	**—**	—	(6,273)
Net income	**$1,156,406**	$ 878,345	$ 618,692
Net income applicable to common shares	**$1,125,031**	$ 842,739	$ 579,579
Basic earnings per share	**$ 9.44**	$ 7.00	$ 4.49
Diluted earnings per share	**$ 8.52**	$ 6.47	$ 4.27
Weighted average common shares outstanding:			
Basic	**127,819,514**	132,798,359	142,643,018
Diluted	**145,027,266**	146,346,111	152,216,936

See Notes to Consolidated Financial Statements.

THE BEAR STEARNS COMPANIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of November 30, *(in thousands, except share data)*	2003	2002
ASSETS		
Cash and cash equivalents	**$ 3,837,570**	$ 5,520,285
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	**8,657,065**	7,100,138
Securities purchased under agreements to resell	**33,822,695**	36,505,447
Securities received as collateral	**5,496,832**	5,669,811
Securities borrowed	**73,317,962**	53,116,267
Receivables:		
Customers	**19,646,879**	18,105,196
Brokers, dealers and others	**3,730,306**	1,358,377
Interest and dividends	**268,054**	297,980
Financial instruments owned, at fair value		
Pledged as collateral	**32,349,781**	30,752,090
Not pledged as collateral	**26,882,877**	22,692,578
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $816,646 and $722,690 in 2003 and 2002, respectively	**381,262**	483,827
Other assets	**3,776,827**	3,252,427
Total Assets	**$212,168,110**	$184,854,423
LIABILITIES & STOCKHOLDERS' EQUITY		
Short-term borrowings	**$ 13,387,662**	$ 14,409,826
Securities sold under agreements to repurchase	**47,464,156**	44,469,414
Obligation to return securities received as collateral	**5,496,832**	5,669,811
Securities loaned	**6,648,165**	5,638,771
Payables:		
Customers	**68,666,893**	53,814,105
Brokers, dealers and others	**2,676,351**	2,911,679
Interest and dividends	**567,575**	515,228
Financial instruments sold, but not yet purchased, at fair value	**27,109,147**	24,421,273
Accrued employee compensation and benefits	**1,376,215**	1,158,699
Other liabilities and accrued expenses	**1,312,061**	1,219,635
	174,705,057	154,228,441
Commitments and contingencies (Note 16)		
Long-term borrowings	**29,430,465**	23,681,399
Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities	**562,500**	562,500
STOCKHOLDERS' EQUITY		
Preferred stock	**538,415**	692,832
Common stock, $1.00 par value; 500,000,000 shares authorized as of November 30, 2003 and November 30, 2002; 184,805,848 shares issued as of November 30, 2003 and November 30, 2002	**184,806**	184,806
Paid-in capital	**3,245,380**	2,866,290
Retained earnings	**4,954,508**	3,909,272
Employee stock compensation plans	**2,299,170**	2,213,979
Unearned compensation	**(188,952)**	(208,588)
Treasury stock, at cost—		
Adjustable-Rate Cumulative Preferred Stock, Series A: 2,520,750 shares as of November 30, 2002	**—**	(103,421)
Common stock: 82,233,811 and 84,781,479 shares as of November 30, 2003 and November 30, 2002, respectively	**(3,563,239)**	(3,173,087)
Total Stockholders' Equity	**7,470,088**	6,382,083
Total Liabilities and Stockholders' Equity	**$212,168,110**	$184,854,423

See Notes to Consolidated Financial Statements.
Note: Certain reclassifications have been made to prior period amounts to conform to the current year's presentation.

THE BEAR STEARNS COMPANIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended November 30,	2003	2002	2001
(in thousands)			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 1,156,406**	$ 878,345	$ 618,692
Adjustments to reconcile net income to cash (used in) provided by operating activities:			
Noncash items included in net income:			
Depreciation and amortization	**139,276**	161,879	208,822
Deferred income taxes	**(184,830)**	(24,374)	(232,916)
Employee stock compensation plans	**729,406**	533,240	355,612
Other	**10,467**	16,043	16,423
Changes in operating assets and liabilities:			
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	**(1,556,927)**	2,187,535	(5,514,441)
Securities purchased under agreements to resell	**2,682,752**	5,237,038	(6,243,253)
Securities borrowed	**(20,201,695)**	(1,205,175)	9,848,739
Receivables from customers	**(1,541,683)**	(546,240)	(243,724)
Receivables from brokers, dealers and others	**(2,371,929)**	1,469,704	(2,038,030)
Financial instruments owned	**(5,307,641)**	(5,130,001)	(4,424,247)
Other assets	**(361,083)**	(217,640)	584,722
Securities sold under agreements to repurchase	**2,994,742**	(5,665,881)	(1,552,833)
Securities loaned	**1,009,394**	1,465,158	1,589,887
Payables to customers	**14,852,788**	223,888	6,804,906
Payables to brokers, dealers and others	**(737,237)**	(791,512)	1,841,962
Financial instruments sold, but not yet purchased	**2,687,874**	(327,767)	5,743,264
Accrued employee compensation and benefits	**214,691**	(120,267)	(191,910)
Other liabilities and accrued expenses	**392,248**	487,722	(105,665)
Cash (used in) provided by operating activities	**(5,392,981)**	(1,368,305)	7,066,010
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (payments for) proceeds from short-term borrowings	**(1,022,164)**	751,316	(2,973,254)
Net proceeds from issuances of long-term borrowings	**11,198,660**	5,006,611	6,574,299
Proceeds from issuances of derivatives with a financing element, net	**501,907**	—	—
Redemption of preferred stock issued by a subsidiary	—	(200,000)	—
Issuance of common stock	**78,004**	26,436	288
Net proceeds from issuance of subsidiary securities	—	—	254,231
Redemption of preferred stock	**(27,659)**	(91,336)	—
Payments for retirement of long-term borrowings	**(6,066,144)**	(5,239,816)	(4,250,313)
Treasury stock purchases—common stock	**(986,193)**	(629,664)	(1,048,015)
Cash dividends paid	**(104,964)**	(97,544)	(100,206)
Cash provided by (used in) financing activities	**3,571,447**	(473,997)	(1,542,970)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property, equipment and leasehold improvements	**(36,711)**	(126,617)	(185,298)
Business acquisition	—	—	(242,983)
Purchases of investment securities and other assets	**(189,216)**	(107,502)	(101,891)
Proceeds from sales of investment securities and other assets	**364,746**	263,959	19,905
Cash provided by (used in) investing activities	**138,819**	29,840	(510,267)
Net (decrease) increase in cash and cash equivalents	**(1,682,715)**	(1,812,462)	5,012,773
Cash and cash equivalents, beginning of year	**5,520,285**	7,332,747	2,319,974
Cash and cash equivalents, end of year	**$ 3,837,570**	$ 5,520,285	$ 7,332,747

See Notes to Consolidated Financial Statements.
Note: Certain reclassifications have been made to prior period amounts to conform to the current year's presentation. SFAS No. 140 requires balance sheet recognition for collateral related to certain secured transactions which are non-cash activities and did not have an impact on the Consolidated Statements of Cash Flows.

THE BEAR STEARNS COMPANIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except share and per share data)	Preferred Stock	Common Stock $1 Par Value	Paid-in Capital	Retained Earnings	Employee Stock Compensation Plans	Unearned Compensation	Treasury Stock	
							Adjustable-Rate Cumulative Preferred Stock, Series A-$50 Liquidation Preference	Common Stock
BALANCE, NOVEMBER 30, 2000	$800,000	$184,806	$2,583,638	$2,600,149	$1,916,708	$(218,791)	$(103,421)	$(2,108,801)
Net income				618,692				
Cash dividends declared—								
Common ($0.60 per share)				(61,093)				
Preferred				(39,113)				
Treasury stock—								
Common stock purchased (19,723,837 shares)								(1,045,350)
Common stock issued out of treasury (10,734,551 shares)			3,256		(268,224)			268,373
Income tax benefit related to distributions from employee stock compensation plans			143,387					
Unearned employee stock compensation, net						(11,280)		
Employee stock compensation awards, net					366,891			
Amortization of preferred stock issue costs			(1,300)					
BALANCE, NOVEMBER 30, 2001	$800,000	$184,806	$2,728,981	$3,118,635	$2,015,375	$(230,071)	$(103,421)	$(2,885,778)
Net income				878,345				
Cash dividends declared—								
Common ($0.62 per share)				(61,144)				
Preferred				(36,400)				
Dividend equivalents				(5,996)	6,369			
Treasury stock—								
Common stock purchased (10,490,940 shares)								(626,999)
Common stock issued out of treasury (10,473,241 shares)			11,320		(319,148)			339,690
Redemption of preferred stock	(107,168)			15,832				
Income tax benefit related to distributions from employee stock compensation plans			128,128					
Unearned employee stock compensation, net						21,483		
Employee stock compensation awards, net					511,383			
Amortization of preferred stock issue costs			(2,139)					
BALANCE, NOVEMBER 30, 2002	$692,832	$184,806	$2,866,290	$3,909,272	$2,213,979	$(208,588)	$(103,421)	$(3,173,087)

THE BEAR STEARNS COMPANIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

continued

(in thousands, except share and per share data)	Preferred Stock	Common Stock $1 Par Value	Paid-in Capital	Retained Earnings	Employee Stock Compensation Plans	Unearned Compensation	Treasury Stock: Adjustable-Rate Cumulative Preferred Stock, Series A-$50 Liquidation Preference	Treasury Stock: Common Stock
BALANCE, NOVEMBER 30, 2002	$ 692,832	$184,806	$2,866,290	$3,909,272	$2,213,979	$(208,588)	$(103,421)	$(3,173,087)
Net income				**1,156,406**				
Cash dividends declared—								
Common ($0.74 per share)				**(73,392)**				
Preferred				**(31,572)**				
Dividend equivalents				**(6,926)**	**7,333**			
Treasury stock—								
Common stock purchased (14,037,987 shares)								**(986,193)**
Common stock issued out of treasury (16,585,635 shares)			**17,934**		**(534,723)**			**596,041**
Redemption of preferred stock	**(154,417)**		**22,617**	**720**			**103,421**	
Income tax benefit related to distributions from employee stock compensation plans			**247,475**					
Unearned employee stock compensation, net						**19,636**		
Employee stock compensation awards, net			**92,709**		**612,581**			
Amortization of preferred stock issue costs			**(1,645)**					
BALANCE, NOVEMBER 30, 2003	**$ 538,415**	**$184,806**	**$3,245,380**	**$4,954,508**	**$2,299,170**	**$(188,952)**	**$ 0**	**$(3,563,239)**

See Notes to Consolidated Financial Statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of The Bear Stearns Companies Inc. and its subsidiaries ("Company"). All material intercompany transactions and balances have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current year's presentation.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions, including those regarding inventory valuations, stock compensation, certain accrued liabilities and the potential outcome of litigation, which may affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates.

The Company, through its principal operating subsidiaries, Bear, Stearns & Co. Inc. ("Bear Stearns"), Bear, Stearns Securities Corp. ("BSSC"), Bear, Stearns International Limited ("BSIL") and Bear Stearns Bank plc ("BSB"), is primarily engaged in business as a securities broker-dealer and operates in three principal segments: Capital Markets, Global Clearing Services and Wealth Management. Capital Markets is composed of the institutional equities, fixed income and investment banking areas. Global Clearing Services is composed of the clearance business for prime broker and fully disclosed clients. Wealth Management is composed of the Private Client Services ("PCS") and asset management areas. See Note 18, "Segment and Geographic Area Data," in the Notes to Consolidated Financial Statements.

FINANCIAL INSTRUMENTS

Proprietary securities, futures and other derivatives transactions are recorded on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased, including contractual commitments arising pursuant to futures, forward and option contracts, interest rate swaps and other derivative contracts, are recorded at fair value with the resulting net unrealized gains and losses reflected in "Principal Transactions" revenues in the Consolidated Statements of Income.

Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value, yield curve and volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other economic measurements.

Equity securities acquired as a result of leveraged acquisition transactions are reflected in the consolidated financial statements at their initial costs until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. Generally, the carrying values of these securities will be increased only in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices. Reductions to the carrying value of these securities are made when the Company's estimate of net realizable value has declined below the carrying value.

CUSTOMER TRANSACTIONS

Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and expenses are recorded on a trade date basis. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are generally not reflected in the Consolidated Statements of Financial Condition.

COLLATERALIZED SECURITIES TRANSACTIONS

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Resulting interest income and expense is generally included in "Principal Transactions" revenues in the Consolidated Statements of Income. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, where permitted by generally accepted accounting principles. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

FIXED ASSETS

Depreciation of property and equipment is provided by the Company on a straight-line basis over the estimated useful life of the asset. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining life of the lease.

TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at daily average rates of exchange for the fiscal year. Gains or losses resulting from foreign currency transactions are included in net income.

INCOME TAXES

The Company and certain of its subsidiaries file a consolidated federal income tax return. The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are based on the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined by the enacted tax rates and laws expected to be in effect when the related temporary differences are expected to be reversed.

EARNINGS PER SHARE

Earnings per share ("EPS") is computed in accordance with SFAS No. 128, "Earnings Per Share." Basic EPS is computed by dividing net income applicable to common shares, adjusted for costs related to vested shares under the Capital Accumulation Plan for Senior Managing Directors, as amended ("CAP Plan"), as well as the effect of the redemption of preferred stock, by the weighted average number of common shares outstanding. Common shares outstanding includes vested units issued under certain employee stock compensation plans, which will be distributed as shares of common stock. Diluted EPS includes the determinants of Basic EPS and, in addition, gives effect to dilutive potential common shares related to employee stock compensation plans.

STATEMENT OF CASH FLOWS

For purposes of the Consolidated Statements of Cash Flows, the Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less. Cash payments for interest approximated interest expense for the fiscal years ended November 30, 2003, 2002 and 2001. Income taxes paid totaled $503.3 million, $221.5 million and $55.0 million for the fiscal years ended November 30, 2003, 2002 and 2001, respectively.

STOCK-BASED COMPENSATION

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides three alternative methods for a voluntary change to fair value accounting for stock-based compensation as permitted under SFAS No. 123. Effective December 1, 2002, the Company elected to adopt fair value accounting for stock-based compensation consistent with SFAS No. 123 using the prospective method with guidance provided by SFAS No. 148. As a result, commencing with options granted after November 30, 2002, the Company expenses the fair value of stock options issued to employees over the related vesting period. Prior to December 1, 2002, the Company elected to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), as permitted by SFAS No. 123. Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Accordingly, no compensation expense had been recognized for stock option awards granted prior to December 1, 2002 because the exercise price was at the fair market value of the Company's common stock on the grant date.

The cost related to stock-based compensation included in the determination of net income for the fiscal years ended November 30, 2003, 2002 and 2001 is less than that which would have been recognized if the fair value based method had been applied to stock option awards since the original effective date of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding awards in each fiscal year.

(in millions, except per share amounts)	**2003**	2002	2001
Net income, as reported	**$1,156.4**	$ 878.3	$ 618.7
Add: Stock-based employee compensation plans expense included in reported net income, net of related tax effects	**306.4**	216.7	153.7
Deduct: Total stock-based employee compensation plans expense determined under the fair value based method, net of related tax effects	**(359.5)**	(263.0)	(181.4)
Pro forma net income	**$1,103.3**	$ 832.0	$ 591.0
Earnings per share:			
Basic—as reported	**$ 9.44**	$ 7.00	$ 4.49
Basic—pro forma	**$ 9.03**	$ 6.65	$ 4.29
Diluted—as reported	**$ 8.52**	$ 6.47	$ 4.27
Diluted—pro forma	**$ 8.16**	$ 6.15	$ 4.09

INVESTMENT BANKING AND ADVISORY SERVICES

Underwriting revenues and fees for mergers and acquisitions advisory services are accrued when services for the transactions are substantially completed. Transaction expenses are deferred until the related revenue is recognized.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities, and hedging activities. It requires that all derivatives, whether stand-alone or embedded within other contracts or securities (except in narrowly defined circumstances), be carried in the Company's Consolidated Statement of Financial Condition at their then fair value, with changes in fair value recorded in current earnings. It also requires designated hedged items not carried at fair value to be marked (to the extent of the profit or loss on the derivative) for the risk being hedged, with such changes in the fair value recorded in current earnings.

TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

The Company follows SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125," to account for securitizations and other transfers of financial assets and collateral. SFAS No. 140 establishes accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a guarantor to recognize, at inception, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions were effective for guarantees made or modified after December 31, 2002. The disclosure provisions were effective for fiscal periods ending after December 15, 2002. The Company adopted FIN No. 45 as required in fiscal 2003 with no material impact on the consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51." FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities ("VIEs"). FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. On December 24, 2003, the FASB published a revision to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities— an Interpretation of ARB No. 51," ("FIN No. 46 (R)"), a replacement of FIN No. 46. FIN No. 46 (R) provides technical corrections and addresses certain implementation issues.

In fiscal 2003, the Company adopted FIN No. 46 for VIEs in which it acquired an interest after January 31, 2003. In fiscal 2004, the Company plans to adopt FIN No. 46 (R) for VIEs in which it acquired variable interests before February 1, 2003 as well as for those VIEs for which the Company has previously applied FIN No. 46. Such adoption is not currently expected to have a material impact on the consolidated financial statements. See Note 15, "Consolidation of Variable Interest Entities," in the Notes to Consolidated Financial Statements for a further discussion.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In addition, the statement clarifies when a derivative contains a financing element that warrants special reporting in the statement of cash flows. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 as required in fiscal 2003 with no material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 as required in fiscal 2003 with no material impact on the consolidated financial statements.

2 FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, commercial paper, medium-term notes, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, therefore their fair values are not materially affected by changes in interest rates.

The estimated fair value of the Company's long-term borrowings, based on market rates of interest and current foreign exchange rates available to the Company at November 30, 2003 for debt obligations of similar maturity, approximate carrying value. The Company hedges the economic risks associated with its long- and short-term debt. The Company generally enters into interest rate swaps and other transactions designed to either convert its fixed-rate debt into floating-rate debt or otherwise hedge its exposure to interest rate movements.

3 FINANCIAL INSTRUMENTS

Financial instruments owned and financial instruments sold, but not yet purchased, consisting of the Company's proprietary trading inventories, at fair value, as of November 30, were as follows:

(in thousands)	**2003**	2002
FINANCIAL INSTRUMENTS OWNED:		
US government and agency	**$ 4,963,125**	$ 5,754,144
Other sovereign governments	**1,019,394**	1,064,850
Corporate equity and convertible debt	**12,531,849**	7,746,419
Corporate debt and other	**9,554,939**	7,158,347
Mortgages, mortgage- and asset-backed	**21,377,386**	20,198,882
Derivative financial instruments	**9,785,965**	11,522,026
	$59,232,658	$53,444,668
FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED:		
US government and agency	**$ 9,991,764**	$ 8,206,597
Other sovereign governments	**740,052**	1,209,421
Corporate equity and convertible debt	**6,301,051**	4,935,396
Corporate debt and other	**1,477,448**	2,034,391
Mortgages, mortgage- and asset-backed	**278,294**	179,593
Derivative financial instruments	**8,320,538**	7,855,875
	$27,109,147	$24,421,273

As of November 30, 2003 and 2002, all financial instruments owned that were pledged to counterparties where the counterparty has the right, by contract or custom, to rehypothecate those securities are classified as "Financial Instruments Owned, Pledged as Collateral" in the Consolidated Statements of Financial Condition.

Financial instruments sold, but not yet purchased, represent obligations of the Company to deliver the specified financial instrument at the contracted price and thereby create a liability to purchase the financial instrument in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to repurchase such securities may exceed the amount recognized in the Consolidated Statements of Financial Condition.

4 SHORT-TERM BORROWINGS

The Company obtains short-term borrowings, the majority of which are unsecured, through the issuance of commercial paper, short-term medium-term notes ("MTNs") and bank loans. The interest rates on such short-term borrowings reflect market rates of interest at the time of the transactions.

The Company's short-term borrowings at November 30 consisted of the following:

(in thousands)	**2003**	2002
Commercial paper	**$ 3,696,758**	$ 7,316,853
Medium-term notes	**1,950,088**	1,856,599
Bank loans & other borrowings	**7,740,816**	5,236,374
Total short-term borrowings	**$13,387,662**	$14,409,826

During the fiscal years ended November 30, 2003, 2002 and 2001, the weighted average interest rates on commercial paper borrowings were 1.28%, 1.89% and 4.55%, respectively. The weighted average rates on commercial paper outstanding at November 30, 2003 and November 30, 2002 were 1.07% and 1.52%, respectively.

MTNs generally bear interest at variable rates based on LIBOR. During the fiscal years ended November 30, 2003, 2002 and 2001, the weighted average interest rates on MTNs were 1.35%, 2.05% and 4.85%, respectively. The weighted average rates on MTNs outstanding at November 30, 2003 and 2002 were 1.18% and 1.60%, respectively.

During the fiscal years ended November 30, 2003, 2002 and 2001, the weighted average interest rates on bank loans and other borrowings were 1.61%, 2.41% and 3.60%, respectively. The weighted average rates on such borrowings outstanding at November 30, 2003 and November 30, 2002 were 1.44% and 1.96%, respectively.

5 LONG-TERM BORROWINGS

The Company's long-term borrowings (which have original maturities of at least 12 months) at November 30 consisted of the following:

(in thousands)	2003	2002
Fixed-rate notes due 2004 to 2018:(1)		
US-dollar-denominated	**$13,356,389**	$ 8,997,716
Floating-rate notes due 2004 to 2007:		
US-dollar-denominated	**1,643,902**	2,807,525
Non-US-dollar-denominated	**59,734**	49,750
Medium-term notes and other borrowings:(2)		
US-dollar-denominated	**8,925,476**	7,756,837
Non-US-dollar-denominated	**5,444,964**	4,069,571
Total long-term borrowings	**$29,430,465**	$23,681,399

Amounts include fair value adjustments in accordance with SFAS No. 133.

(1) At November 30, 2003, US-dollar-denominated fixed-rate notes are at interest rates ranging from 2.88% to 8.75%.

(2) Included are various equity-linked or indexed instruments.

The Company has entered into interest rate swaps and other transactions to convert its fixed-rate notes into floating rates based on LIBOR. The weighted average effective interest rates on the Company's fixed-rate notes, after giving effect to the swaps, during the fiscal years ended November 30, 2003, 2002 and 2001, were 1.99%, 2.69% and 5.29%, respectively. The weighted average effective interest rates on the Company's fixed-rate notes outstanding, after giving effect to the swaps, at November 30, 2003 and November 30, 2002 were 1.73% and 2.24%, respectively.

The floating-rate notes bear interest at rates primarily related to LIBOR. For floating-rate notes that are not based on LIBOR, the Company has entered into interest rate swaps and other transactions to convert them into floating rates based on LIBOR. During the fiscal years ended November 30, 2003, 2002 and 2001, the weighted average effective interest rates on the floating-rate notes, after giving effect to the swaps, were 1.77%, 2.45% and 5.24%, respectively. The weighted average effective interest rates on the floating-rate notes outstanding, after giving effect to the swaps, at November 30, 2003 and November 30, 2002 were 1.65% and 2.18%, respectively.

At November 30, 2003, the Company's long-term MTNs have initial maturities ranging from 12 months to 25 years from the date of issue and bear interest at either a fixed-rate or a variable rate primarily based on LIBOR. The Company has entered into interest rate swaps and certain other transactions to convert substantially all of its fixed-rate MTNs into floating rates based on LIBOR. During the fiscal years ended November 30, 2003, 2002 and 2001, the weighted average interest rates on the MTNs, after giving effect to the swaps, were 1.95%, 2.53% and 4.91%, respectively. The weighted average interest rates on the Company's MTNs, after giving effect to the swaps, at November 30, 2003 and November 30, 2002 were 1.65% and 2.08%, respectively.

The Company's long-term borrowings at November 30, 2003 mature as follows:

FISCAL YEAR *(in thousands)*	AMOUNT
2004	$ 4,867,086
2005	5,989,382
2006	4,785,396
2007	3,385,735
2008	3,398,650
Thereafter	7,004,216
Total	$29,430,465

Amounts include fair value adjustments in accordance with SFAS No. 133.

Instruments governing certain indebtedness of the Company contain various financial covenants, including maintenance of minimum levels of stockholders' equity of the Company. At November 30, 2003, the Company was in compliance with all financial covenants contained in these debt agreements.

6 INCOME TAXES

The provision for income taxes for the fiscal years ended November 30 consisted of the following:

(in thousands)	2003	2002	2001
CURRENT:			
Federal	**$ 594,442**	$342,982	$ 400,343
State and local	**156,451**	85,954	108,191
Foreign	**49,800**	28,056	33,861
Total current	**800,693**	456,992	542,395
DEFERRED:			
Federal	**(133,688)**	(16,364)	(166,718)
State and local	**(52,700)**	(6,452)	(67,752)
Foreign	**1,558**	(1,558)	1,554
Total deferred	**(184,830)**	(24,374)	(232,916)
Total provision for income taxes	**$ 615,863**	$432,618	$ 309,479

As of November 30, 2003, the Company had approximately $582 million in accumulated earnings permanently reinvested overseas. If such income were repatriated, additional federal income tax (net of available tax credits) at current tax rates would be approximately $77 million.

Significant components of the Company's deferred tax assets (liabilities) as of November 30 were as follows:

(in thousands)	**2003**	2002
DEFERRED TAX ASSETS:		
Deferred compensation	**$1,114,456**	$ 955,619
Liability reserves	**163,153**	181,895
Valuation reserves	**16,890**	7,392
Depreciation/amortization	**—**	331
Unrealized loss	**29,084**	15,769
Partnerships	**72,039**	61,253
Other	**44,265**	34,863
Total deferred tax assets	**1,439,887**	1,257,122
DEFERRED TAX LIABILITIES:		
Unrealized appreciation	**(40,771)**	(56,845)
Depreciation/amortization	**(11,669)**	—
Other	**(11,458)**	(9,118)
Total deferred tax liabilities	**(63,898)**	(65,963)
Net deferred tax assets	**$1,375,989**	$1,191,159

No valuation allowance has been established against deferred tax assets since it is more likely than not that the deferred tax assets will be realized.

A reconciliation of the statutory federal income tax rates to the Company's effective tax rates for the fiscal years ended November 30 was as follows:

	2003	2002	2001
Statutory rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal benefit	**3.8**	3.9	2.8
Tax-exempt interest income and dividend exclusion	**(2.8)**	(3.0)	(2.4)
Domestic tax credits	**(0.3)**	(2.5)	(3.2)
Other, net	**(0.9)**	(0.4)	0.8
Effective tax rate	**34.8%**	33.0%	33.0%

Not included in the effective tax rate is the effect of approximately $247.5 million, $128.1 million and $143.4 million in income tax benefits attributable to the distribution of common stock under the CAP Plan and other deferred compensation plans, credited directly to paid-in capital, for fiscal 2003, 2002 and 2001, respectively.

7 REGULATORY REQUIREMENTS

Bear Stearns and BSSC are registered broker-dealers and, accordingly, are subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and the capital rules of the New York Stock Exchange, Inc. ("NYSE"), the Commodity Futures Trading Commission ("CFTC") and other principal exchanges of which Bear Stearns and BSSC are members. Included in the computation of net capital, as defined, of Bear Stearns is $785.6 million, which is net capital of BSSC in excess of 5.5% of aggregate debit items arising from customer transactions. At November 30, 2003, Bear Stearns' net capital of $2.04 billion exceeded the minimum requirement by $2.00 billion.

BSIL and Bear Stearns International Trading Limited ("BSIT"), London-based broker-dealer subsidiaries, are subject to the regulatory capital requirements of the Financial Services Authority.

BSB, an Ireland-based bank principally involved in the trading and sales of fixed income products, is registered in Ireland and is subject to the regulatory capital requirements of the Irish Financial Services Regulatory Authority.

At November 30, 2003, Bear Stearns, BSSC, BSIL, BSIT and BSB were in compliance with their respective regulatory capital requirements.

Regulatory rules, as well as certain covenants contained in various instruments governing indebtedness of the Company, Bear Stearns and other regulated subsidiaries, may restrict the Company's ability to withdraw capital from its regulated subsidiaries, which in turn could limit the Company's ability to pay dividends. Also, the Company's broker-dealer subsidiaries and other regulated subsidiaries are subject to minimum capital requirements which may restrict the Company's ability to withdraw capital from its regulated subsidiaries, which in turn could limit the Company's ability to pay dividends. At November 30, 2003, approximately $2.34 billion in equity capital of Bear Stearns,

BSSC, BSIL, BSIT and BSB was restricted as to the payment of cash dividends and advances to the Company.

8 PREFERRED STOCK

PREFERRED STOCK ISSUED BY THE BEAR STEARNS COMPANIES INC.

The Company previously issued 3.0 million shares of Adjustable-rate Cumulative Preferred Stock, Series A ("Preferred Stock"). The Preferred Stock had a liquidation preference of $50 per share and was entitled to dividends, on a cumulative basis, at a rate equal to 135 basis points below the highest of the Treasury Bill Rate, the 10-year Constant Maturity Rate and the 30-year Constant Maturity Rate, as defined; however, the dividend rate for any dividend period could not be less than 5.50% per annum, nor greater than 11.00% per annum. The weighted average dividend rate on the Preferred Stock was 5.50% during the fiscal year ended November 30, 2003. The Company did not repurchase any shares during the fiscal year ended November 30, 2003. On November 26, 2003, the Company retired 2,520,750 shares of Preferred Stock held in treasury stock. On January 15, 2004, the Company redeemed and retired all of the outstanding Preferred Stock, approximating $24.0 million in aggregate principal amount plus accrued dividends.

The Company has outstanding 3,817,850 depositary shares representing 954,463 shares of Cumulative Preferred Stock, Series E ("Series E Preferred Stock"), having an aggregate liquidation preference of $190.9 million as of November 30, 2003. Each depositary share represents a one-fourth interest in a share of Series E Preferred Stock. Dividends on the Series E Preferred Stock are payable at an annual rate of 6.15%. Series E Preferred Stock is redeemable at the option of the Company at any time on or after January 15, 2008, in whole or in part, at a redemption price of $200 per share (equivalent to $50 per depositary share), plus accrued but unpaid dividends to the redemption date. The Company did not repurchase any depositary shares during the fiscal year ended November 30, 2003.

The Company has outstanding 3,092,800 depositary shares representing 773,200 shares of Cumulative Preferred Stock, Series F ("Series F Preferred Stock"), having an aggregate liquidation preference of $154.6 million as of November 30, 2003. Each depositary share represents a one-fourth interest in a share of Series F Preferred Stock. Dividends on the Series F Preferred Stock are payable at an annual rate of 5.72%. Series F Preferred Stock is redeemable at the option of the Company at any time on or after April 15, 2008, in whole or in part, at a redemption price of $200 per share (equivalent to $50 per depositary share), plus accrued but unpaid dividends to the redemption date. During the fiscal year ended November 30, 2003, the Company redeemed and retired 201,000 depositary shares.

The Company has outstanding 3,378,400 depositary shares representing 844,600 shares of Cumulative Preferred Stock, Series G ("Series G Preferred Stock"), having an aggregate liquidation preference of $168.9 million as of November 30, 2003. Each depositary share represents a one-fourth interest in a share of Series G Preferred Stock. Dividends on the Series G Preferred Stock are payable at an annual rate of 5.49%. Series G Preferred Stock is redeemable at the option of the Company at any time on or after July 15, 2008, in whole or in part, at a redemption price of $200 per share (equivalent to $50 per depositary share), plus accrued but unpaid dividends to the redemption date. During the fiscal year ended November 30, 2003, the Company redeemed and retired 366,600 depositary shares.

PREFERRED STOCK ISSUED BY SUBSIDIARIES

Bear Stearns Capital Trust II ("Capital Trust II"), a wholly owned subsidiary of the Company, had outstanding $300.0 million of Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities ("Preferred Securities"). The Preferred Securities were fixed-rate securities, which had a liquidation value of $25 per security. Holders of the Preferred Securities were entitled to receive quarterly preferential cash distributions at an annual rate of 7.5% through December 15, 2028. The proceeds of the issuance of the Preferred Securities were used to purchase junior subordinated deferrable interest debentures ("Debentures") issued by the Company. The Debentures had terms that correspond to the terms of the Preferred Securities and were the sole assets of Capital Trust II. The Preferred Securities had a maturity date of December 15, 2028. On December 15, 2003, the Company exercised its option and prepaid all of the outstanding Debentures, resulting in the corresponding redemption of $300.0 million aggregate principal amount of Capital Securities plus accrued distributions.

Bear Stearns Capital Trust III ("Capital Trust III"), a wholly owned subsidiary of the Company, has issued $262.5 million (10,500,000 shares) of Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities ("Preferred Securities"). The Preferred Securities are fixed-rate securities, which have a liquidation value of $25 per security. Holders of the Preferred Securities are entitled to receive quarterly preferential cash distributions at an annual rate of 7.8% through May 15, 2031. The proceeds of the issuance of the Preferred Securities were used to acquire junior subordinated deferrable interest debentures ("Debentures") issued by the Company. The Debentures have terms that correspond to the terms of the Preferred Securities and are the sole assets of Capital Trust III. The Preferred Securities will mature on May 15, 2031. The Company, at its option, may redeem the Preferred Securities at their principal amount plus accrued distributions beginning May 15, 2006.

9 EARNINGS PER SHARE

EPS is computed in accordance with SFAS No. 128, "Earnings Per Share." Basic EPS is computed by dividing net income applicable to common shares, adjusted for costs related to vested shares under the CAP Plan, as well as the effect of the redemption of preferred stock, by the weighted average number of common shares outstanding. Common shares outstanding includes vested units issued under certain employee stock compensation plans that will be distributed as shares of common stock. Diluted EPS includes the determinants of Basic EPS and, in addition, gives effect to dilutive potential common shares related to employee stock compensation plans.

The computations of Basic and Diluted EPS for the fiscal years ended November 30 are set forth below:

(in thousands, except per share amounts)	**2003**	2002	2001
Net income	**$1,156,406**	$878,345	$618,692
Preferred stock dividends	**(31,375)**	(35,606)	(39,113)
Redemption of preferred stock	**720**	15,832	—
Income adjustment (net of tax) applicable to deferred compensation arrangements—vested shares	**81,177**	70,428	60,197
Net earnings used for Basic EPS	**1,206,928**	928,999	639,776
Income adjustment (net of tax) applicable to deferred compensation arrangements—non-vested shares	**29,063**	17,536	9,797
Net earnings used for Diluted EPS	**$1,235,991**	$946,535	$649,573
Total basic weighted average common shares outstanding[1]	**127,820**	132,798	142,643
Effect of dilutive securities:			
Employee stock options	**2,415**	1,593	917
CAP and restricted units	**14,792**	11,955	8,657
Dilutive potential common shares	**17,207**	13,548	9,574
Weighted average number of common shares outstanding and dilutive potential common shares	**145,027**	146,346	152,217
Basic EPS	**$ 9.44**	$ 7.00	$ 4.49[2]
Diluted EPS	**$ 8.52**	$ 6.47	$ 4.27[2]

(1) Includes 29,610,739, 34,083,394 and 41,612,857 vested units for the fiscal years ended November 30, 2003, 2002 and 2001, respectively, issued under certain employee stock compensation plans, which will be distributed as shares of common stock.

(2) Net of a $.04 per share loss due to the cumulative effect of a change in accounting principle.

10 EMPLOYEE BENEFIT PLAN

The Company has a qualified non-contributory profit sharing plan covering substantially all employees. Contributions are made at the discretion of management in amounts that relate to the Company's level of income before provision for income taxes. The Company's expense related to the profit sharing plan for the fiscal years ended November 30, 2003, 2002 and 2001 was $32.4 million, $26.2 million and $13.5 million, respectively.

11 STOCK COMPENSATION PLANS

The Company has various stock compensation plans designed to increase the emphasis on stock-based incentive compensation and align the compensation of our key employees with the long-term interests of stockholders. These plans are summarized below.

CAPITAL ACCUMULATION PLAN

Pursuant to the CAP Plan, certain key executives receive a portion of their total annual compensation in the form of CAP units. Beginning with fiscal 2001, the number of CAP units credited is a function of the dollar amount awarded to each participant and the closing fair market value of the Company's common stock on the date of the award. The CAP units awarded under the CAP Plan subsequent to June 30, 1999 are generally subject to vesting. The total number of CAP units that may be issued under the CAP Plan during any fiscal year may not exceed 15% of the sum of issued and outstanding shares of common stock and CAP units outstanding determined as of the last day of the current fiscal year.

Each CAP unit gives the participant an unsecured right to receive, on an annual basis, an amount equal to the Company's pre-tax income or loss per share, as defined by the CAP Plan, less the value of certain changes in the Company's book value per common share during such fiscal year resulting from increases or decreases in the Company's consolidated retained earnings ("earnings adjustment"). The earnings adjustment will be credited to each participant's deferred compensation account in the form of additional CAP units, subject to certain limitations, based on the number of CAP units in such account at the end of each fiscal year. The number of CAP units credited depends on the amount awarded to each participant and the average per share cost of common stock acquired by the Company. On completion of the five year deferral period, participants are entitled to receive shares of common stock equal to the number of CAP units then credited to their respective deferred compensation accounts.

During the fiscal years ended November 30, 2003, 2002 and 2001, the Company expensed $294.8 million, $245.1 million and $167.8 million, respectively, attributable to CAP units granted to participants in each of those years. In addition, during the fiscal years ended November 30, 2003, 2002 and 2001, the Company recognized expense of $193.0 million, $154.0 million and $123.0 million, respectively, attributable to CAP units with respect to the earnings adjustment. Compensation allocated pursuant to the CAP Plan is credited to participants' deferred compensation accounts in the form of CAP units and included in stockholders' equity.

RESTRICTED STOCK UNIT PLAN

The Restricted Stock Unit Plan ("RSU Plan") provides for a portion of certain key employees' compensation to be granted, with allocations made to participants' deferred compensation accounts in the form of restricted stock units ("RSUs"). Under the RSU Plan, RSUs granted to employees have various vesting provisions and generally convert to common stock within four years. Such units are restricted from sale, transfer or assignment until the end of the restriction period. Holders of restricted stock units generally may forfeit ownership of a portion of their award if employment is terminated before the end of the vesting period. Holders of RSUs are entitled to receive a dividend in the form of additional RSUs, based on dividends declared on the Company's common stock. The total number of RSUs that may be granted under the RSU Plan may not exceed 10,000,000. As of November 30, 2003, the total number of RSUs outstanding were 8,091,651. Through November 30, 2003, 694,838 RSUs have been converted to common stock.

The Company measures compensation cost for RSUs based on the fair market value of its common stock at the award date. A portion related to current service is expensed in the year of the award and that portion relating to future service is amortized over the vesting period. Amounts awarded and deferred pursuant to the RSU Plan and the unamortized portion of these amounts are shown as separate components of stockholders' equity. During the fiscal years ended November 30, 2003, 2002 and 2001, the Company recognized compensation expense of $111.9 million, $108.4 million and $84.7 million, respectively, related to these awards.

STOCK AWARD PLAN

Pursuant to the Stock Award Plan, certain key employees are given the opportunity to acquire common stock through the grant of options. Stock options generally have a 10-year expiration. The total number of stock options that may be issued under the Stock Award Plan may not exceed 35,000,000. As of November 30, 2003, the total number of stock options outstanding was 23,733,199. Through November 30, 2003, 2,423,672 stock options have been converted to common stock.

Effective December 1, 2002, the Company has adopted fair value accounting for stock-based compensation consistent with SFAS No. 123 using the prospective method with guidance provided by SFAS No. 148. As a result, commencing with options granted after November 30, 2002, the Company expenses the fair value of stock options issued to employees over the related vesting period. Prior to December 1, 2002, the Company elected to account for its stock-based compensation plans using the intrinsic value method prescribed by APB No. 25, as permitted by SFAS No. 123. Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Accordingly, no compensation expense had been recognized for stock option awards prior to December 1, 2002 because the exercise price was at the fair market value of the Company's common stock on the grant date.

On December 15, 2003, the Company awarded approximately $110 million of employee stock options of which $89.5 million were immediately vested and expensed in fiscal 2003, with the balance of the unvested awards to be expensed over the future vesting periods. In fiscal 2003, the Company recognized total compensation expense related to stock options of $92.7 million. No stock option compensation expense was recognized by the Company in fiscal 2002. The effects of applying SFAS No. 123 may be less in fiscal 2003 than the effects on net income and earnings per share in future periods because this is the initial year of adoption. Future years may reflect compensation expense from options granted in that year, as well as continuing recognition of expense associated with options issued in prior years as they vest.

Fair value was estimated at grant date based on a modified Black-Scholes option-pricing model. The weighted average fair value of options granted related to the fiscal years ended November 30, 2003, 2002, and 2001 was $19.36, $21.19 and $19.29 per option, respectively. These amounts reflect adjustments for vesting requirements and potential maturity shortening.

The following table highlights the assumptions used for the fiscal years ended November 30:

	2003	2002	2001
Risk-free interest rate	**3.17%**	4.21%	5.20%
Expected option life	**5 years**	5 years	5 years
Expected stock price volatility	**27%**	33%	33%
Dividend yield	**1.11%**	1.06%	1.00%

NON-EMPLOYEE DIRECTORS' STOCK OPTION AND STOCK UNIT PLAN

Pursuant to the Non-Employee Directors' Stock Option and Stock Unit Plan ("Directors' Plan"), members of the Board of Directors of the Company who are not employees of the Company or any of its subsidiaries ("Non-Employee Directors") may be offered the opportunity to acquire common stock through the grant of options and will receive common stock on the vesting of RSUs. Non-Employee Directors may elect to exchange a portion of their annual cash retainer paid by the Company for services rendered as a director, for stock options or RSUs. Stock options and RSUs issued under the plan generally vest six months after the date of issuance and stock options have a 10-year expiration. The total number of stock options and RSUs combined that may be issued under the Directors' Plan may not exceed 300,000. As of November 30, 2003, the total number of stock options and RSUs outstanding was 77,650 and 9,534, respectively. Through November 30, 2003, 2,000 stock options and 686 RSUs have been converted to common stock.

The following is a summary of CAP units and RSUs outstanding:

	Cap Units	RSUs[2]
Balance, November 30, 2000	49,057,657	6,402,562
Granted[1]	5,280,746	2,684,220
Forfeited	(999,238)	(952,404)
Distributed	(10,663,459)	(65,283)
Balance, November 30, 2001	42,675,706	8,069,095
Granted[1]	6,615,127	2,540,522
Forfeited	(175,259)	(522,861)
Distributed	(9,644,990)	(209,914)
Balance, November 30, 2002	39,470,584	9,876,842
Granted[1]	**6,785,704**	**2,386,795**
Forfeited	**(230,740)**	**(458,073)**
Distributed	**(13,230,305)**	**(1,436,785)**
Balance, November 30, 2003	**32,795,243**	**10,368,779**

(1) Average market price for units granted was $72.01, $60.32 and $55.27 for fiscal years ended November 30, 2003, 2002 and 2001, respectively.
(2) Includes 2,267,594, 3,381,903, 3,546,676 and 4,218,402 RSUs outstanding as of November 30, 2003, 2002, 2001 and 2000, respectively, which were granted under a one-time award.

Activity with respect to stock options for the fiscal years ended November 30 is presented below:

	2003		2002		2001	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning balance	**20,454,067**	**$53.12**	17,474,422	$50.23	12,800,450	$46.76
Granted	**5,727,498**	**$73.70**	4,315,153	$63.78	6,038,092	$56.81
Exercised	**(1,869,506)**	**$41.72**	(550,357)	$48.03	(5,809)	$49.63
Forfeited	**(501,210)**	**$55.73**	(785,151)	$51.10	(1,358,311)	$46.73
Ending balance	**23,810,849[1]**	**$58.91**	20,454,067[1]	$53.12	17,474,422[1]	$50.23

(1) 6,808,154, 267,559 and 308,613 stock options were exercisable with a weighted average exercise price of $63.98, $52.76 and $47.53 at November 30, 2003, 2002 and 2001, respectively.

Information for the Company's stock options as of November 30, 2003 is presented in the following table:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$38.75–$45.99	1,588,186	$38.89	6.1	1,586,231	$38.88
$46.00–$54.99	6,733,374	$49.64	7.0	66,273	$50.29
$55.00–$64.99	9,779,559	$59.88	8.4	579,576	$57.33
$65.00–$81.99	5,709,730	$73.74	10.0	4,576,074	$73.73
Total	23,810,849	$58.91	8.2	6,808,154	$63.98

12 DERIVATIVES AND HEDGING ACTIVITIES

The Company, in its capacity as a dealer in over-the-counter derivative financial instruments and its proprietary market-making and trading activities, enters into transactions in a variety of cash and derivative financial instruments for proprietary trading and to manage its exposure to market and credit risk. These risks include interest rate, exchange rate, equity price and commodity price risk. A derivative is defined as a financial contract whose value is based on underlying reference interest rates, currencies, commodities, market indices or securities. This includes futures, forward, swap or option contracts, as well as caps, floors and collars. Generally, these financial instruments represent commitments or rights to exchange interest payment streams or currencies or to purchase or sell other securities at specific terms at specified future dates. Option contracts generally provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price on or before an established date or dates. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Consolidated Statements of Financial Condition.

MARKET RISK

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of the financial instrument in excess of the amounts currently reflected in the Consolidated Statements of Financial Condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships among and between financial instruments with off-balance-sheet risk, the Company's proprietary securities, futures and derivatives inventories as well as the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk through the use of hedging strategies and various statistical monitoring techniques.

CREDIT RISK

Derivative financial instruments represent contractual commitments between counterparties that derive their value from changes in an underlying interest rate, currency exchange rate, index (e.g., S&P 500), reference rate (e.g., LIBOR), or asset value referenced in the related contract. Some derivatives, such as futures contracts, certain options and indexed referenced warrants, can be traded on an exchange. Other derivatives, such as interest rate and currency swaps, caps, floors, collars, swaptions, equity swaps and options, credit derivatives, structured notes and forward contracts, are negotiated in the over-the-counter markets. Derivatives generate both on- and off-balance-sheet risks depending on the nature of the contract. The Company is engaged as a dealer in over-the-counter derivatives and, accordingly, enters into transactions involving derivative instruments as part of its customer-related and proprietary trading activities.

The Company's dealer activities require it to make markets and trade a variety of derivative instruments. In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into hedging transactions which may include over-the-counter derivative contracts or the purchase or sale of interest-bearing securities, equity securities, financial futures and forward contracts. In this regard, the utilization of derivative instruments is designed to reduce or mitigate market risks associated with holding dealer inventories or in connection with arbitrage-related trading activities. The Company also utilizes interest rate and currency swaps as well as futures contracts and US treasury positions to hedge its debt issuances as part of its asset and liability management.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. At any point in time, the Company's exposure to credit risk associated with counterparty non-performance is generally limited to the net replacement cost of over-the-counter contracts net of the value of collateral held. Such financial instruments are reported at fair value on a net-by-counterparty basis pursuant to enforceable netting agreements. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure due to the Company's margin requirements, which may be greater than those prescribed by the individual exchanges. Options written generally do not give rise to counterparty credit risk since they obligate the Company (not its counterparty) to perform.

The Company has controls in place to monitor credit exposures by assessing the future creditworthiness of counterparties and limiting transactions with specific counterparties. The Company also seeks to control credit risk by following an established credit approval process, monitoring credit limits and requiring collateral where appropriate.

The following table summarizes the counterparty credit quality of the Company's exposure with respect to over-the-counter derivatives (including foreign exchange and forward-settling mortgage transactions) as of November 30, 2003:

Over-the-Counter Derivatives Credit Exposure(1)

Rating(2) *(in millions)*	Exposure	Collateral(3)	Exposure, Net of Collateral(4)	Percentage of Exposure, Net of Collateral
AAA	$2,063	$ 825	$1,293	32%
AA	2,209	826	1,427	35%
A	1,559	793	951	23%
BBB	436	769	222	5%
BB and lower	679	1,181	212	5%
Non-rated	2	—	2	0%

(1) Excluded are covered transactions structured to ensure that the market values of collateral will at all times equal or exceed the related exposures. The net exposure for these transactions will, under all circumstances, be zero.

(2) Internal counterparty credit ratings, as assigned by the Company's Credit Department, converted to rating agency equivalents.

(3) For lower-rated counterparties, the Company generally receives collateral in excess of the current market value of derivatives contracts.

(4) In calculating exposure net of collateral, collateral amounts are limited to the amount of current exposure for each counterparty. Excess collateral is not applied to reduce exposure because such excess in one counterparty portfolio cannot be applied to deficient collateral in a different counterparty portfolio.

CONCENTRATION RISK

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer (including governments), issuers located in a particular country or geographic area, or issuers engaged in a particular industry. Positions taken and commitments made by the Company, including underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment-grade issuers. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the US government and agencies. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of market and credit risk.

NON-TRADING DERIVATIVES ACTIVITY

To modify the interest rate characteristics of its long- and short-term debt, the Company also engages in non-trading derivatives activities. The Company has issued US-dollar- and foreign currency-denominated debt with both variable- and fixed-rate interest payment obligations. The Company has entered into interest rate swaps, primarily based on LIBOR, to convert fixed-rate interest payments on its debt obligations into variable-rate payments. In addition, for foreign currency debt obligations that are not used to fund assets in the same currency, the Company has entered into currency swap agreements that effectively convert the debt into US dollar obligations. Such transactions are accounted for as fair value hedges. Interest payment obligations on variable-rate debt obligations may also be modified through interest rate swaps, which may change the underlying basis or reset frequency.

These financial instruments are subject to the same market and credit risks as those that are traded in connection with the Company's market-making and trading activities. The Company has similar controls in place to monitor these risks.

Interest rate swap agreements reduced net interest expense on the Company's long- and short-term debt obligations by $635.3 million, $630.4 million and $164.4 million during the fiscal years ended November 30, 2003, 2002 and 2001, respectively.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities and for hedging activities. It requires that all derivatives, whether stand-alone or embedded within other contracts or securities (except in very defined circumstances) be carried on the Company's Statement of Financial Condition at their then fair value. SFAS No. 133 requires that all derivatives be carried at fair value, including those used as hedges. SFAS No. 133 also requires items designated as being hedged, previously carried at accrued values now be marked to market for the risk being hedged, provided that the intent to hedge is fully documented. Any resultant net change in value for both the hedging derivative and the hedged item is recognized in earnings immediately, such net effect being deemed the "ineffective" portion of the hedge.

The gains and losses associated with the ineffective portion of the fair value hedges are included in "Principal Transactions" revenues in the Consolidated Statements of Income. In fiscal 2003, 2002 and 2001, the Company recognized a net gain of $1.8 million, $5.6 million and $9.7 million, respectively, for the ineffective portion of all fair value hedges.

13 CUSTOMER ACTIVITIES

CUSTOMER CREDIT RISKS

The Company's clearance activities for both clearing clients and customers involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customer futures transactions are generally transacted on a margin basis, subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customers' transactions involving the sale of borrowed securities ("short sales"), entering into futures transactions and the writing of option contracts. These transactions may expose the Company to loss if customers are unable to fulfill their contractual obligations and customers' margin deposits are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring them to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral or reduce positions when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance daily. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permits receivables and payables with such customers to be offset in the event of a customer's default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge certain customers' securities collateral to satisfy exchange margin deposit requirements or to support various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance daily.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various securities underwriting, brokerage and trading activities. These services are provided to a diverse group of domestic and foreign corporations and partnerships, governments, individuals and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk, associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions, can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with or returned to the Company.

A significant portion of the Company's securities processing activities includes clearing transactions for hedge funds, broker-dealers, market makers and other professional traders. Due to the nature of their operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to these customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area, or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed computerized risk control systems that analyze customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral or reduce positions if it is determined that customers' activities may be subject to above-normal market risks.

14 TRANSFERS OF FINANCIAL ASSETS AND LIABILITIES

SECURITIZATIONS

The Company regularly securitizes commercial and residential mortgages, consumer receivables and other financial assets. Interests in these securitized assets may be retained in the form of senior or subordinated securities or as residual interests. These retained interests are included in "Financial Instruments Owned" in the Consolidated Statements of Financial Condition and are carried at fair value. Securitization transactions are generally treated as sales, with resulting gain or loss included in "Principal Transactions" revenues in the Consolidated Statements of Income. Consistent with the valuation of similar inventory, fair value is determined by broker-dealer price quotations and internal valuation pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing variables are based on observable transactions in similar securities and are further verified by external pricing sources, when available.

The Company's securitization activity is detailed below:

(in billions)	Agency Mortgage-Backed	Other Mortgage-Backed	Other Asset-Backed
Total securitizations			
Fiscal 2003	$59.0	$51.3	$5.4
Fiscal 2002	$55.0	$19.6	$4.0
Retained interests			
As of November 30, 2003	$ 1.8	$ 1.4	$0.2
As of November 30, 2002	$ 1.7	$ 0.4	$0.2

The Company is an active market-maker in these securities and therefore may retain interests in assets it securitizes, predominantly highly rated or government agency-backed securities. The models employed in the valuation of retained interests use discount rates that are based on the swap curve plus a spread. Key points on the swap curve at November 30, 2003 were 2.36% for 2-year swaps and 4.71% for 10-year swaps and ranged from 1.17% to 5.44%. These models also consider prepayment speeds, as well as credit losses. Credit losses are considered through option-adjusted spreads that also utilize additional factors such as liquidity and optionality.

Key valuation assumptions used in measuring the current fair value of retained interests in assets the Company securitized at November 30, 2003 were as follows:

	Agency Mortgage-Backed	Other Mortgage-Backed	Other Asset-Backed
Weighted average life (years)	5.11	5.88	3.89
Average prepayment speeds (annual rate)	8%–35%	0%–49%	N/A
Credit losses	0.93%	7.27%	2.66%

The following hypothetical sensitivity analysis as of November 30, 2003 illustrates the potential change in fair value of these retained interests due to a specified change in the key valuation assumptions. The interest rate changes represent a parallel shift in the swap curve. This shift considers the effect of other variables, including prepayments. The remaining valuation assumptions are changed independently.

(in millions)	Agency Mortgage-Backed	Other Mortgage-Backed	Other Asset-Backed
Interest rates			
50 basis point increase	$(30.4)	$(28.7)	$(0.8)
100 basis point increase	(68.5)	(59.2)	(2.3)
50 basis point decrease	16.4	23.5	1.1
100 basis point decrease	16.5	36.6	2.3
Prepayment speeds			
10% increase	0.1	(1.2)	N/A
20% increase	(2.3)	(2.5)	N/A
10% decrease	3.6	1.5	N/A
20% decrease	7.6	2.9	N/A
Credit losses			
10% increase	(5.5)	(15.3)	(5.5)
20% increase	(10.9)	(29.6)	(11.3)
10% decrease	5.6	16.7	5.9
20% decrease	11.4	35.1	11.3

The previous table should be viewed with caution since the changes in a single variable generally cannot occur without changes in other variables or conditions that may counteract or amplify the effect of the changes outlined in the table. In addition, the table does not consider the change in fair value of hedging positions which would generally offset the changes detailed in the table, nor does it consider any corrective action that the Company may take in response to changes in these conditions. The impact of hedges is not presented because hedging positions are established on a portfolio level and allocating the impact would not be practicable.

The following table summarizes cash flows from securitization trusts related to securitization transactions during the fiscal year ended November 30, 2003:

(in millions)	Agency Mortgage-Backed	Other Mortgage-Backed	Other Asset-Backed
Cash flows received from retained interests	$411.2	$165.6	$20.8
Cash flows from servicing	N/A	$ 8.8	N/A

COLLATERALIZED FINANCING ARRANGEMENTS

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, finance inventory positions, meet customer needs or re-lend as part of its dealer operations.

The Company receives collateral under reverse repurchase agreements, securities borrowing transactions, derivative transactions, customer margin loans and other secured money-lending activities. In many instances, the Company is permitted to rehypothecate such securities. The Company also pledges financial instruments owned to collateralize certain financing arrangements. These securities are recorded as "Financial Instruments Owned, Pledged As Collateral" in the Consolidated Statements of Financial Condition.

At November 30, 2003 and November 30, 2002, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $223.09 billion and $183.89 billion, respectively. This collateral was generally obtained under reverse repurchase, securities borrowing or margin lending agreements. Of these securities received as collateral, those with a fair value of approximately $140.69 billion and $115.70 billion were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales at November 30, 2003 and November 30, 2002, respectively.

15 CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The Company regularly creates or transacts with entities that may be VIEs. These entities are an essential part of its securitization, asset management and structured finance businesses. In addition, the Company purchases and sells instruments that may be variable interests.

The Company adopted the provisions of FIN No. 46 for VIEs created after January 31, 2003 and for VIEs in which the Company acquired an interest after January 31, 2003 with no material impact on the consolidated financial statements. The Company currently expects to early adopt the provisions of FIN No. 46 (R) on February 29, 2004. Although the Company is still evaluating the impact of FIN No. 46 (R) relating to interests in VIEs that existed prior to January 31, 2003, it is reasonably possible that FIN No. 46 (R) will require consolidation of, or additional disclosures related to, the entities described below. Such adoption is not currently expected to have a material impact on the consolidated financial statements.

The Company acts as transferor, seller, investor, structurer or underwriter in securitization transactions. These transactions typically involve entities that are qualifying special purpose entities as defined in SFAS No. 140. However, occasionally such entities are VIEs. The VIEs in these transactions own the securitized assets and issue beneficial interests in such assets. The holders of the beneficial interest have no recourse to the Company, only to the assets held by the related VIE. In certain of these VIEs, the Company is the primary beneficiary through its ownership of certain beneficial interests, which it may sell in the normal course of business.

The Company also acts as portfolio manager and/or underwriter in several collateralized debt obligation transactions. In these transactions, the Company establishes a trust that purchases a portfolio of assets and issues trust certificates that represent interests in the portfolio of assets. In addition to receiving variable compensation for managing the portfolio, the Company may also retain certain trust certificates. In certain of these transactions these interests result in the Company becoming the primary beneficiary of these entities. The holders of the trust certificates have recourse only to the underlying assets of the trusts and not to other assets of the Company.

Assets held by VIEs, which are not currently consolidated, in which the Company is the primary beneficiary, as discussed in the preceding two paragraphs, approximated $1.18 billion at November 30, 2003. The Company's maximum exposure to a loss as a result of its relationship with these VIEs is approximately $7.4 million, which represents the fair value of its interests and is reflected in the consolidated financial statements.

The Company also owns significant variable interests in several VIEs related to collateralized debt obligations or asset securitizations for which the Company is not the primary beneficiary and therefore does not consolidate these entities. In aggregate, these VIEs have assets approximating $2.28 billion. At November 30, 2003 the Company's maximum exposure to loss from these entities approximates $10.4 million, which represents the fair value of its interests and is reflected in the consolidated financial statements.

The Company purchases and sells interests in entities that may be deemed to be VIEs in its market-making capacity in the ordinary course of business. As a result of these activities, it is reasonably possible that such entities may be consolidated and deconsolidated at various points in time. Therefore, the Company's variable interests included above may not be held by the Company in future periods.

16 COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has commitments in connection with various activities, the most significant of which are as follows:

LEASES

The Company occupies office space under leases that expire at various dates through 2018. At November 30, 2003, future minimum aggregate annual rentals payable under non-cancelable leases (net of subleases), including 383 Madison Avenue in New York City, for fiscal years 2004 through 2008 and the aggregate amount thereafter, are as follows:

(in thousands)

FISCAL YEAR	
2004	$ 48,677
2005	47,648
2006	45,813
2007	45,429
2008	42,627
Thereafter	186,832

The various leases contain provisions for periodic escalations resulting from increased operating and other costs. Rental expense, including escalations and net of sublease rental income, under these leases was $108.1 million, $113.2 million and $100.5 million for the fiscal years ended November 30, 2003, 2002 and 2001, respectively.

COMMERCIAL LENDING

In connection with certain of the Company's business activities, the Company provides financing or financing commitments to investment-grade and non-investment-grade companies in the form of senior and subordinated debt, including bridge financing. Commitments have varying maturity dates and are generally contingent on the accuracy and validity of certain representations, warranties and contractual conditions applicable to the borrower. Commercial lending commitments to investment-grade borrowers aggregated approximately $1.32 billion at November 30, 2003 (gross commitments of approximately $1.96 billion less $644.0 million of associated hedges). Commercial lending commitments to non-investment-grade borrowers approximated $1.14 billion at November 30, 2003.

PRIVATE EQUITY-RELATED INVESTMENTS AND PARTNERSHIPS

In connection with the Company's merchant banking activities, the Company has commitments to invest in merchant banking and private equity-related investment funds as well as commitments to invest directly in private equity-related investments. At November 30, 2003, such commitments aggregated $601.0 million. These commitments will be funded, if called, through the end of the respective investment periods, the longest of such periods ending in 2010.

UNDERWRITING

In connection with the Company's mortgage-backed securitizations and equity underwriting, the Company had commitments to purchase and sell new issues of securities aggregating $411.1 million at November 30, 2003.

LETTERS OF CREDIT

At November 30, 2003, the Company was contingently liable for unsecured letters of credit of approximately $2.16 billion and letters of credit of $776.4 million secured by financial instruments, primarily used to provide collateral for securities borrowed and to satisfy margin requirements at option and commodity exchanges.

BORROW VERSUS PLEDGE

At November 30, 2003, the Company had pledged securities, primarily US government and agency securities with a market value of approximately $2.61 billion as collateral for securities borrowed with an approximate market value of $2.54 billion.

OTHER

The Company participates in the acquisition, securitization, servicing, financing and disposition of commercial and residential loans. At November 30, 2003, the Company had entered into commitments to purchase or finance mortgage loans of $863.1 million.

The Company had commitments to purchase Chapter 13 and other credit card receivables of $183.1 million at November 30, 2003.

The Company has entered into agreements with providers of hardware, software, data processing and systems consulting services. At November 30, 2003, commitments over the remaining life of these agreements aggregated $53.6 million.

With respect to certain of the commitments outlined above, the Company utilizes various hedging strategies to actively manage its market, credit and liquidity exposures. Additionally, since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash funding requirements.

LITIGATION

In the normal course of business, the Company has been named as a defendant in various lawsuits that involve claims for substantial amounts. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, depending on the level of income for such period.

17 GUARANTEES

In the ordinary course of business, the Company issues various guarantees to counterparties in connection with certain derivative, leasing, securitization and other transactions. On February 28, 2003, the Company adopted the new disclosure requirements for guarantees in accordance with FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." On January 1, 2003, the Company adopted the recognition requirements of FIN No. 45, requiring the Company to recognize a liability at the inception of certain guarantees for obligations it has undertaken in issuing the guarantees. The adoption of FIN No. 45 did not have a material effect on the consolidated financial statements.

The guarantees covered by FIN No. 45 include contracts that contingently require the guarantor to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement and indirect guarantees of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes to an asset, liability or equity security of the guaranteed party. In addition, FIN No. 45 covers certain indemnification agreements that contingently require the guarantor to make payments to the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum payout/notional amounts associated with the Company's guarantees as of November 30, 2003:

	Amount of Guarantee Expiration Per Period				
(in millions)	Less Than One Year	One to Three Years	Three to Five Years	Greater Than Five Years	Total
Derivative contracts (notional)(1)	$163,738	$160,798	$110,275	$63,996	$498,807
Municipal securities	1,708	727	—	—	2,435
Residual value guarantee	—	—	570	—	570

(1) The carrying value of these derivatives approximated $7.06 billion.

DERIVATIVE CONTRACTS

The Company's dealer activities cause it to make markets and trade a variety of derivative instruments. Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FIN No. 45. Derivatives that meet the FIN No. 45 definition of guarantees include credit default swaps (whereby a default or significant change in the credit quality of the underlying financial instrument may obligate the Company to make a payment), certain written call and put options, swaptions, as well as floors, caps and collars. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

On certain of these contracts, such as written interest rate caps and floors and foreign currency options, the maximum payout cannot be quantified since the increase in interest rates and foreign exchange rates is not contractually limited by the terms of the contracts. As such, the Company has disclosed notional amounts as a measure of the extent of its involvement in these classes of derivatives rather than maximum payout. Notional amounts do not represent the maximum payout and generally overstate the Company's exposure to these contracts. These derivative contracts are recorded at fair value which approximated $7.06 billion at November 30, 2003.

In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into a variety of offsetting derivative contracts and security positions. For a discussion of derivatives, see Risk Management and Management's Discussion and Analysis of Financial Condition and Results of Operations.

MUNICIPAL SECURITIES

In 1997, the Company established a program whereby it has created a series of municipal securities trusts in which it has retained interests. These trusts purchase fixed-rate, long-term, highly rated, insured or escrowed municipal bonds financed by the issuance of trust certificates. Certain of the trust certificates entitle the holder to receive future payments of principal and variable interest and to tender such certificates at the option of the holder on a periodic basis. The Company acts as placement agent and as liquidity provider. The purpose of the program is to allow the Company's clients to purchase synthetic short-term, floating-rate municipal debt that does not otherwise exist in the marketplace. In the Company's capacity as liquidity provider to the trusts, the maximum exposure to loss at November 30, 2003 was approximately $2.44 billion, which represents the outstanding amount of all trust certificates. This exposure to loss is mitigated by the underlying municipal bonds. The underlying municipal bonds in the trusts are either AAA- or AA-rated, insured or escrowed to maturity. Such bonds had a market value, net of related hedges, approximating $2.45 billion at November 30, 2003.

RESIDUAL VALUE GUARANTEE

The Company has entered into a new operating lease arrangement for its worldwide headquarters at 383 Madison Avenue (the "Synthetic Lease"). Under the terms of the Synthetic Lease, the Company is obligated to make monthly payments based on the lessor's underlying interest costs. The Synthetic Lease expires on August 15, 2008, after which the Company may request a renewal. If the lease renewal cannot be negotiated, the Company has the right to purchase the building for the amount of the then outstanding indebtedness of the lessor or to arrange for the sale of the property with the proceeds of the sale to be used to satisfy the lessor's debt obligation. If the sale of the property does not generate sufficient proceeds to satisfy the lessor's debt obligation, the Company is required to fund the shortfall up to a maximum residual value guarantee. As of November 30, 2003, there was no expected shortfall and the residual value guarantee approximated $570 million.

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions, including certain asset sales and securitizations and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. To mitigate these risks with respect to assets being securitized that have been originated by third parties, the Company seeks to obtain appropriate representations and warranties from such third-party originators upon acquisition of such assets. The Company generally performs due-diligence on assets purchased and maintains underwriting standards for assets originated. The Company may also provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur.

Maximum payout information under these indemnifications is not readily available because of the number, size, and lives of these transactions. In implementing this accounting interpretation, the Company reviewed its experience with the indemnifications on these structures. Based on such experience, it is unlikely that the Company will have to make significant payments under these arrangements.

OTHER GUARANTEES

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the consolidated financial statements for these arrangements.

18 SEGMENT AND GEOGRAPHIC AREA DATA

The Company operates in three principal segments—Capital Markets, Global Clearing Services and Wealth Management. These segments offer different products and services and are managed separately as different levels and types of expertise are required to effectively manage the segments' transactions.

The Capital Markets segment comprises the institutional equities, fixed income and investment banking areas. The Capital Markets segment operates as a single integrated unit that provides the sales, trading and origination effort for various fixed income, equity and advisory products and services. Each of the three businesses works in tandem to deliver these services to institutional and corporate clients.

Institutional equities consists of research, sales and trading in areas such as domestic and international equities, block trading, convertible bonds, over-the-counter equities, equity derivatives, risk and convertible arbitrage and through a joint venture, the NYSE, American Stock Exchange, Inc. ("AMEX") and International Securities Exchange specialist activities. Fixed income includes sales, trading and research provided to institutional clients across a variety of products such as mortgage- and asset-backed securities, corporate and government bonds, municipal bonds, high yield products, foreign exchange and interest rate and credit derivatives. Investment banking provides services in capital raising, strategic advice, mergers and acquisitions and merchant banking. Capital raising encompasses the Company's underwriting of equity, investment-grade, municipal and high yield debt products.

The Global Clearing Services segment provides execution, clearing, margin lending and securities borrowing to facilitate customer short sales to clearing clients worldwide. Prime brokerage clients include hedge funds and clients of money managers, short sellers, arbitrageurs and other professional investors. Fully disclosed clients engage in either the retail or institutional brokerage business.

The Wealth Management segment is composed of the PCS and asset management areas. PCS provides high-net-worth individuals with an institutional level of investment service, including access to the Company's resources and professionals. Asset management manages equity, fixed income and alternative assets for leading corporate pension plans, public systems, endowments, foundations, multi-employer plans, insurance companies, corporations, families and high-net-worth individuals in the US and abroad.

The three business segments comprise many business areas with interactions among each. Revenues and expenses include those that are directly related to each segment. Revenues from intersegment transactions are based on specific criteria or agreed-upon rates with such amounts eliminated in consolidation. Individual segments also include revenues and expenses relating to various items, including corporate overhead and interest, which are internally allocated by the Company primarily based on balance-sheet usage or expense levels. The Company generally evaluates performance of the segments based on net revenues and profit or loss before provision for income taxes.

Fiscal Years Ended November 30,	2003	2002	2001
(in thousands)			
NET REVENUES			
Capital Markets			
Institutional equities	**$ 932,567**	$ 1,117,762	$ 1,131,124
Fixed income	**2,925,483**	1,938,045	1,602,034
Investment banking	**961,267**	883,717	752,473
Total Capital Markets	**4,819,317**	3,939,524	3,485,631
Global Clearing Services	**784,072**	778,087	810,601
Wealth Management	**511,307**	498,411	543,495
Other(1)	**(120,205)**	(87,786)	67,308
Total net revenues	**$ 5,994,491**	$ 5,128,236	$ 4,907,035
PRE-TAX INCOME			
Capital Markets	**$ 1,924,071**	$ 1,343,912	$ 867,166
Global Clearing Services	**245,531**	265,327	249,754
Wealth Management	**19,217**	11,616	40,314
Other(1)	**(416,550)**	(309,892)	(222,790)
Total pre-tax income	**$ 1,772,269**	$ 1,310,963	$ 934,444

As of November 30,	2003	2002	2001
SEGMENT ASSETS			
Capital Markets	**$143,866,138**	$123,332,776	$137,845,003
Global Clearing Services	**69,974,025**	60,754,131	52,137,242
Wealth Management	**3,705,922**	3,555,762	3,860,954
Other(1)	**(5,377,975)**	(2,788,246)	(8,312,971)
Total segment assets	**$212,168,110**	$184,854,423	$185,530,228

(1) Includes consolidation and elimination entries, unallocated revenues (predominantly interest) and certain corporate administrative functions, including certain legal costs and costs related to the CAP Plan, which approximated $193.0 million, $154.0 million and $123.0 million for the fiscal years ended November 30, 2003, 2002 and 2001, respectively.

The operations of the Company are conducted primarily in the United States of America. The Company also maintains offices in Europe, Asia and Latin America. The following are net revenues, income before provision for income taxes and assets by geographic region for the fiscal years ended November 30:

(in thousands)	**2003**	2002	2001
US net revenues	**$ 5,493,407**	$ 4,663,264	$ 4,355,784
Non-US net revenues	**501,084**	464,972	551,251
Consolidated net revenues	**$ 5,994,491**	$ 5,128,236	$ 4,907,035
US income before provision for income taxes and cumulative effect of change in accounting principle	**$ 1,704,898**	$ 1,296,656	$ 912,443
Non-US income before provision for income taxes and cumulative effect of change in accounting principle	**67,371**	14,307	22,001
Consolidated income before provision for income taxes and cumulative effect of change in accounting principle	**$ 1,772,269**	$ 1,310,963	$ 934,444
US assets	**$ 279,673,476**	$222,453,066	$199,597,987
Non-US assets	**43,432,595**	39,965,312	33,858,496
Eliminations	**(110,937,961)**	(77,563,955)	(47,926,255)
Consolidated assets	**$ 212,168,110**	$184,854,423	$185,530,228

Because of the international nature of the financial markets and the resultant integration of US and non-US services, it is difficult to precisely separate foreign operations. The Company conducts and manages these activities with a view toward the profitability of the Company as a whole. Accordingly, the foreign operations information is, of necessity, based on management judgments and internal allocations. Favorable business conditions during fiscal 2003, including low interest rates and a steep yield curve, helped to benefit fixed income revenues for certain non-US entities. Additionally, increased revenues in international equities driven by increased European customer activity has also helped to increase non-US net revenues during fiscal 2003 compared to fiscal 2002. Employee compensation and benefits as a percentage of net revenues for certain non-US entities decreased in fiscal 2003 compared to fiscal 2002 resulting in increased non-US income.

19 BUSINESS ACQUISITION

At the close of business on April 20, 2001, the Company, through a joint venture, completed an acquisition of the assets (including specialist rights) and the assumption of certain liabilities of Wagner Stott Mercator. The Company participates, through a majority-owned joint venture, in specialist activities on the NYSE, AMEX and International Securities Exchange. For fiscal 2003, 2002, and 2001, the Company included revenues from specialist activities in "Principal Transactions" revenues in the Consolidated Statements of Income. Due to the occurrence of a Control Event triggered in December 2003, as defined by the joint venture Operating Agreement, the Company is now entitled to designate a majority of the voting members of the Management Committee, which would result in a controlling interest. As a result, commencing in fiscal 2004, the Company will begin consolidating this entity. Such consolidation is not currently expected to have a material impact on the consolidated financial statements.

20 QUARTERLY INFORMATION (UNAUDITED)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
FISCAL YEAR ENDED NOVEMBER 30, 2003					
Revenues	**$1,837,915**	**$1,850,212**	**$1,842,271**	**$1,865,046**	**$7,395,444**
Interest expense	**322,481**	**387,492**	**357,211**	**333,769**	**1,400,953**
Revenues, net of interest expense	**1,515,434**	**1,462,720**	**1,485,060**	**1,531,277**	**5,994,491**
Non-interest expenses					
Employee compensation and benefits	**757,889**	**692,181**	**681,745**	**748,880**	**2,880,695**
Other	**332,346**	**342,409**	**321,138**	**345,634**	**1,341,527**
Total non-interest expenses	**1,090,235**	**1,034,590**	**1,002,883**	**1,094,514**	**4,222,222**
Income before provision for income taxes	**425,199**	**428,130**	**482,177**	**436,763**	**1,772,269**
Provision for income taxes	**150,946**	**147,719**	**168,762**	**148,436**	**615,863**
Net income	**$ 274,253**	**$ 280,411**	**$ 313,415**	**$ 288,327**	**$1,156,406**
Basic earnings per share(1)	**$ 2.21**	**$ 2.27**	**$ 2.54**	**$ 2.43**	**$ 9.44**
Diluted earnings per share(1)	**$ 2.00**	**$ 2.05**	**$ 2.30**	**$ 2.19**	**$ 8.52**
Cash dividends declared per common share	**$ 0.17**	**$ 0.17**	**$ 0.20**	**$ 0.20**	**$ 0.74**

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
FISCAL YEAR ENDED NOVEMBER 30, 2002					
Revenues	$1,718,144	$2,070,404	$1,581,397	$1,520,871	$6,890,816
Interest expense	478,966	462,738	427,013	393,863	1,762,580
Revenues, net of interest expense	1,239,178	1,607,666	1,154,384	1,127,008	5,128,236
Non-interest expenses					
Employee compensation and benefits	633,642	713,569	595,616	565,370	2,508,197
Other	332,009	374,645	313,564	288,858	1,309,076
Total non-interest expenses	965,651	1,088,214	909,180	854,228	3,817,273
Income before provision for income taxes	273,527	519,452	245,204	272,780	1,310,963
Provision for income taxes	93,001	176,600	80,786	82,231	432,618
Net income	$ 180,526	$ 342,852	$ 164,418	$ 190,549	$ 878,345
Basic earnings per share(1)	$ 1.39	$ 2.80	$ 1.32	$ 1.48	$ 7.00
Diluted earnings per share	$ 1.29	$ 2.59	$ 1.23	$ 1.36	$ 6.47
Cash dividends declared per common share	$ 0.15	$ 0.15	$ 0.15	$ 0.17	$ 0.62

(1) Due to rounding and/or the effect of averaging the number of shares of common stock and common stock equivalents throughout the year, the sum of the quarters' earnings per share amounts does not equal the full fiscal year amount.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The common stock of the Company is traded on the NYSE under the symbol BSC. The following table sets forth for the periods indicated the closing high and low prices for the common stock and the cash dividends declared on the common stock.

As of February 12, 2004, there were 1,859 holders of record of the Company's common stock. On February 12, 2004, the last reported sales price of the Company's common stock was $85.84.

Dividends are payable on January 15, April 15, July 15 and October 15 in each year on the Company's outstanding Cumulative Preferred Stock, Series E; Cumulative Preferred Stock, Series F; and Cumulative Preferred Stock, Series G (collectively, the "Preferred Stock"). The terms of the Preferred Stock require that all accrued dividends in arrears be paid prior to the payment of any dividends on the common stock.

Since the Company is a holding company, its ability to pay dividends is limited by the ability of its subsidiaries to pay dividends and to make advances to the Company. See the Notes to Consolidated Financial Statements under the caption "Regulatory Requirements" and Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Regulated Subsidiaries" for a further description of the restrictions on dividends.

	High	Low	Cash Dividends Declared Per Common Share
FISCAL YEAR ENDED NOVEMBER 30, 2003			
First Quarter (through February 28, 2003)	**$65.18**	**$58.65**	**$0.17**
Second Quarter (through May 31, 2003)	**77.27**	**59.05**	**0.17**
Third Quarter (through August 31, 2003)	**82.55**	**65.11**	**0.20**
Fourth Quarter (through November 30, 2003)	**78.31**	**69.29**	**0.20**
FISCAL YEAR ENDED NOVEMBER 30, 2002			
First Quarter (through February 28, 2002)	$62.10	$53.87	$0.15
Second Quarter (through May 31, 2002)	66.53	56.16	0.15
Third Quarter (through August 31, 2002)	67.39	52.70	0.15
Fourth Quarter (through November 30, 2002)	66.05	51.92	0.17

REQUESTS FOR FINANCIAL INFORMATION

A copy of The Bear Stearns Companies Inc. Annual Report, Forms 10-K, 10-Q and 8-K along with other Securities and Exchange Commission filings are available through www.bearstearns.com, or by writing:

Investor Relations Department
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, NY 10179

or by calling our automated service for financial information requests: (800) 417-2327

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services L.L.C.
Overpeck Centre
Ridgefield Park, NJ 07660
(800) 279-1229

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THE BEAR STEARNS COMPANIES INC.

OFFICERS AND MANAGEMENT

THE BEAR STEARNS COMPANIES INC.

BOARD OF DIRECTORS

James E. Cayne (6)
Chairman of the Board,
Chief Executive Officer

Alan D. Schwartz (6)
President and
Co-Chief Operating Officer

Warren J. Spector (6)
President and
Co-Chief Operating Officer

Alan C. Greenberg (6)*
Chairman of the
Executive Committee

Carl D. Glickman (1)(2)*(5)
Private Investor

Donald J. Harrington (2)
President, St. John's University

William L. Mack (3)*
Founder and Managing Partner,
The Apollo Real Estate
Investment Funds

President and Senior Managing
Partner, The Mack Organization

Frank T. Nickell (2)(4)
President, Chief Executive Officer,
Kelso & Company

Paul A. Novelly (1)(4)(5)
Chairman and
Chief Executive Officer,
Apex Oil Company Inc.

Frederic V. Salerno (1)(3)(5)
Former Vice Chairman and
Chief Financial Officer, Verizon
Communications

Vincent Tese (1)*(2)(3)(4)*(5)*
Chairman of the Board, Wireless
Cable International Inc.

OTHER OFFICERS

Mark E. Lehman (6)
Executive Vice President

Samuel L. Molinaro Jr. (6)
Executive Vice President and
Chief Financial Officer

Kenneth L. Edlow
Secretary

Jeffrey M. Farber
Controller

Marshall J Levinson
Senior Vice President–Finance

Michael Minikes
Treasurer

Michael S. Solender
General Counsel

(1) Audit Committee
(2) Compensation Committee
(3) Nominating Committee
(4) Corporate Governance Committee
(5) Qualified Legal Compliance Committee
(6) Executive Committee
**Committee Chairman*

BEAR, STEARNS & CO. INC.

BOARD OF DIRECTORS

James E. Cayne (1)*
Chairman of the Board,
Chief Executive Officer

Alan D. Schwartz (1)
President and
Co-Chief Operating Officer

Warren J. Spector (1)
President and
Co-Chief Operating Officer

Alan C. Greenberg
Chairman of the
Executive Committee

Fares D. Noujaim
Vice Chairman

E. John Rosenwald Jr.
Vice Chairman

Michael L. Tarnopol
Vice Chairman

Mark E. Lehman
Executive Vice President

Samuel L. Molinaro Jr. (1)
Executive Vice President,
Chief Financial Officer

Michael Minikes
Treasurer

Steven L. Begleiter (1)
Kathryn R. Booth
Denis A. Bovin
Peter D. Cherasia
Steven M. Dantus
Wendy L. de Monchaux
James F. Egan
Thomas M. Flexner
Robert E. Foran
Bruce E. Geismar
Gregory A. Hanley
Daniel L. Keating
Richard R. Lindsey (1)
Bruce M. Lisman (1)

Roland N. Livney
Thomas Marano
Jeffrey Mayer
Steven D. Meyer
Craig M. Overlander
Aldo Parcesepe
Robert M. Steinberg (1)
Donald W. Tang
Michael J. Urfirer
Jeffrey H. Urwin
Eli Wachtel

DIRECTOR EMERITUS
John H. Slade

(1) Management & Compensation Committee
**Committee Chairman*

All members of the Board of Directors of Bear, Stearns & Co. Inc. hold the title senior managing director.

THE BEAR STEARNS COMPANIES INC.

WORLDWIDE LOCATIONS

WORLD HEADQUARTERS
383 Madison Avenue
New York, NY 10179
212-272-2000

Domestic Offices

Atlanta, Georgia
3424 Peachtree Road, NE
Suite 1700
Atlanta, GA 30326
404-842-4000

Boston, Massachusetts
One Federal Street
Boston, MA 02110
617-654-2800

Chicago, Illinois
Three First National Plaza
Chicago, IL 60602
312-580-4000

Dallas, Texas
300 Crescent Court
Suite 200
Dallas, TX 75201
214-979-7900

Denver, Colorado
3200 Cherry Creek
Drive South
Suite 260
Denver, CO 80209
720-570-2327

Los Angeles, California
1999 Avenue of the Stars
Los Angeles, CA 90067
310-201-2600

San Francisco, California
Citicorp Center
One Sansome Street
41st Floor
San Francisco, CA 94104
415-772-2900

San Juan, Puerto Rico
270 Muñoz Rivera Avenue
Suite 201
Hato Rey, PR 00918
787-753-2327

International Offices

Beijing, China
Bear, Stearns & Co. Inc.
Representative Office
Room 1608
China World Tower 1
No. 1 Jian Guo Men
Wai Avenue
Beijing 100004
People's Republic of China
011-86-10-6505-5101

Dublin, Ireland
Bear Stearns Bank plc
Block 8
Harcourt Centre–Floor 3
Charlotte Way
Dublin 2, Ireland
011-353-1-402-6200

Herzliya, Israel
Bear, Stearns & Co. Inc.
Representative Office
Ackerstein Towers
Building B
11 Hamenofim Street
9th Floor
Herzliya 46725, Israel
011-972-9-951-2770

Hong Kong
Bear Stearns Asia Limited
26th Floor, Citibank Tower
Citibank Plaza
3 Garden Road, Hong Kong
011-852-2593-2700

London, England
Bear, Stearns International
Limited
One Canada Square
London E14 5AD, England
011-44-20-7516-6000

Lugano, Switzerland
Bear, Steams & Co. Inc.
Corso Elvezia 14
PO Box 5155
6901 Lugano, Switzerland
011-41-91-911-7333

Milan, Italy
Bear, Stearns International
Limited
Via Pietro Verri 6
20121 Milano, Italy
011-39-02-3030-1700

São Paulo, Brazil
Bear Stearns do Brasil Ltda.
Rua Joaquim Floriano
72–8° andar–cj 83
04534-000 São Paulo, SP
Brazil
011-55-11-3457-3200

Shanghai, China
Bear, Stearns & Co. Inc.
Representative Office
Room 27-043, HSBC Tower
101 Yin Cheng East Road
Pudong, Shanghai 200120
People's Republic of China
011-86-21-6841-3606

Singapore
Bear Stearns Singapore
Pte. Ltd.
30 Raffles Place #21-01
Caltex House
Singapore 048622
011-65-6437-3300

Tokyo, Japan
Bear Stearns (Japan), Ltd.
Shiroyama JT Trust Tower
3-1 Toranomon, 4-chome
Minato-ku, Tokyo 105-6022
Japan
011-813-3437-7800

CUSTODIAL TRUST COMPANY
101 Carnegie Center
Princeton, NJ 08540
609-951-2300

BEAR, STEARNS SECURITIES CORP.

Boca Raton, Florida
225 NE Mizner Blvd.
Suite 500
Boca Raton, FL 33432
561-672-4600

Boston, Massachusetts
One Federal Street
Boston, MA 02110
617-574-6000

Chicago, Illinios
200 West Madison Street
Chicago, IL 60606
312-663-3300

London, England
Bear, Stearns International
Limited
One Canada Square
London E14 5AD, England
011-44-20-7516-6000

Los Angeles, California
1999 Avenue of the Stars
Suite 2530
Los Angeles, CA 90067
310-201-3900

New York, New York
One MetroTech Center
North
Brooklyn, NY 11201
347-643-1000

Philadelphia, Pennsylvania
1900 Market Street
Suite 705
Philadelphia, PA 19103
215-496-1800

San Francisco, California
Citicorp Center
One Sansome Street
39th Floor
San Francisco, CA 94104
415-288-2300

Tampa, Forida
Hidden River
Corporate Center Three
14055 Riveredge Drive
Suite 350
Tampa, FL 33637
813-558-3400

BEAR
STEARNS

383 Madison Avenue
New York, NY 10179
212-272-2000
www.bearstearns.com